As filed with the Securities and Exchange Commission on October 4, 2006
Registration No. 333-134573

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Mercury Financial Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	6331	38-3164336

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number) 29621 Northwestern Highway Southfield, Michigan 48034 (800) 762-6837	(IRS Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Richard Smith
President and Chief Executive Officer
First Mercury Financial Corporation
29621 Northwestern Highway
Southfield, Michigan 48034
(800) 762-6837
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Scott M. Williams Heidi J. Steele Eric Orsic McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000	Edward S. Best Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

     Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common Stock, par value $0.01 per share	$200,911,752	$21,498(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Including shares of common stock, which may be purchased by the underwriters to cover over-allotments, if any.

(3)	Includes $20,304 previously paid in connection with the initial filing of this registration statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2006
PROSPECTUS
9,705,882 Shares
First Mercury
Financial Corporation
Common Stock
$                       per share

          We are selling 9,705,882 shares of our common stock. We have granted the underwriters an option to purchase up to 1,455,882 additional shares of common stock to cover over-allotments.
      This is the initial public offering of our common stock. Prior to this offering, no public market existed for our shares. We currently expect the initial public offering price to be between $16.00 and $18.00 per share. We have applied to have our common stock listed on the New York Stock Exchange under the symbol “FMR.”
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Company (before expenses)	$	$
      The underwriters expect to deliver the shares to purchasers on or about                     , 2006.

JPMorgan	Keefe, Bruyette & Woods

William Blair & Company

Cochran Caronia Waller

Dowling & Partners Securities

A.G. Edwards

Ferri	s, Baker Watts Incorporated
                    , 2006

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

This summary highlights information about this offering and our company, which includes First Mercury Financial Corporation, its subsidiaries and First Mercury Holdings, Inc., the holding company and sole stockholder of First Mercury Financial Corporation, which we refer to as FMFC. First Mercury Holdings, Inc., which we refer to as Holdings, was formed in connection with the notes offering and repurchase of shares of the minority stockholders, which we refer to as the Holdings Transaction, which occurred in August 2005 and is described in “The Company.” Prior to the consummation of this offering, First Mercury Holdings, Inc. will be merged with and into First Mercury Financial Corporation. In this prospectus, unless the context otherwise indicates, “we,” “us,” and “our” refer to First Mercury Holdings, Inc. and its subsidiaries and, prior to the Holdings Transaction, First Mercury Financial Corporation and its subsidiaries. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus. Certain insurance terms used in this prospectus are defined in the “Glossary of Selected Insurance Terms” included herein.
Overview

We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 33 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed the underwriting expertise and cost-efficient infrastructure which have enabled us to underwrite such risks profitably. Over the last six years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors.

As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. Our combined ratio, a customary measure of underwriting profitability, has averaged 69.4% over the past three years. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured. We believe this flexibility has a beneficial impact on our underwriting profitability and our combined ratio.
      In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 28.6% over the past three calendar years.

Our CoverX subsidiary is a licensed wholesale insurance broker that produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. We participate in the risk on insurance policies sold through CoverX, which we refer to as policies produced by CoverX, generally by directly writing the policies through our insurance subsidiaries and then retaining all or a portion of the risk. The portion of the risk that we decide not to retain is ceded to, or assumed by, reinsurers in exchange for paying the reinsurers a proportionate amount of the premium received by us for issuing the policy. This cession is commonly referred to as reinsurance. Based on market conditions, we can retain a higher or lower amount of premiums produced by CoverX.

      Prior to June 2004, when our insurance subsidiary’s rating was upgraded by A.M. Best Company, Inc., or A.M. Best, to “A-,” we did not directly write a significant amount of insurance policies produced by CoverX, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies produced by CoverX. Under these fronting arrangements, we then controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded directly to other reinsurers. In connection with our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX.
      Our direct and assumed written premiums grew from $48.7 million to $175.9 million from 2003 to 2005. These amounts do not include $71.5 million and $12.6 million of premiums in 2003 and 2005, respectively, that were produced and underwritten by CoverX and directly written by our fronting insurers. A discussion of how the shift from relying on fronting relationships to directly writing insurance has impacted our financial presentation and our direct and assumed written premiums is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

We have written general liability insurance for the security industry, which includes security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses, for 33 years. We focus on small and mid-size accounts that are often underserved by other insurance companies. For 2005 and the six months ended June 30, 2006, our direct and assumed written premiums from security classes represented 39.3% and 30.8% of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for security classes has been 63.2% over the past 19 accident years and 39.0% over the past three accident years. A loss and allocated loss adjustment expense ratio consists of the total net incurred losses and allocated loss adjustment expenses related to a specified class or classes of business divided by the total net earned premium related to a specified class or classes of business over the same time period. We believe that this calculation is useful in providing information on the historical long term underwriting performance of our business from security classes and is an indicator of how an insurance company has managed its risk exposure.
      We have leveraged our nationally recognized CoverX brand, our broad distribution channels through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We write general liability insurance for other specialty classes primarily consisting of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, and, most recently, legal professional liability coverage. As part of this extension of our business, we have increased our underwriting staff and opened regional offices in Chicago, Dallas, Naples, Florida and Boston. For 2005 and the six months ended June 30, 2006, our direct and assumed written premiums from other specialty classes represented 60.7% and 69.2%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio on a weighted average basis for other specialty classes has been 39.6% over the past three accident years and 48% over the past six accident years, which represents the period in which we have expanded our business in other specialty classes. We believe this calculation is useful in providing information on the underwriting performance of business from other specialty classes for the six-year period. Because we have limited experience in these classes compared to security classes, loss and allocated loss adjustment expense ratio may not be indicative of the long term underwriting performance of our business from other specialty classes.
      Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers, and generated $10.5 million in commission and fee income in 2005. Most of this revenue is generated by American Risk Pooling Consultants, Inc. and its subsidiaries, which we refer to as ARPCO, through which we provide third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services.

      For the year ended December 31, 2005, our operating income was $40.4 million, a 38% increase over the prior year, and our net income was $22.8 million, a 29.0% increase over the prior year. For the six months ended June 30, 2006, our operating income was $22.4 million, a 15% increase over the six months ended June 30, 2005, and our net income was $11.3 million, a 5% decrease from the same period in 2005. The changes in net income from 2004 to 2005 and from the six months ended June 30, 2005 compared to the corresponding period in 2006 were not proportional to the respective changes in operating income due to interest expense incurred after August 17, 2005 on the $65 million in senior notes issued to finance the purchase of FMFC shares. As of June 30, 2006, we had total assets of $419.4 million and stockholders’ equity of $74.5 million.
Competitive Strengths
      The following competitive strengths drive our ability to execute our business plan and growth strategy:

•	Recognized Brand and Nationwide Distribution Platform. Our CoverX brand has been well-known among insurance brokers and agents for over 30 years. Brokers and agents have depended upon us to provide a consistent insurance market since 1973 for security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. We have developed relationships with numerous brokers nationwide, and produced business from approximately 1,000 different brokers in 2005. Throughout our history, we have successfully leveraged our brand and broker distribution network to enter into other specialty classes of business.

•	Proprietary Data and Underwriting Expertise. Recognizing the importance of the collection of claims and loss information, we have developed and maintained an extensive database of underwriting and claims information that we believe is unmatched by our competitors and which includes over 20 years of loss information. We believe our database and underwriting expertise allow us to price the risks that we insure more appropriately than our competitors. We also enhance our historical risk database by using our knowledge to draft extensively customized forms which precisely define the exposures that we insure.

•	Opportunistic Business Model. Because CoverX controls a broad policy distribution network through its relationships with brokers and possesses significant underwriting expertise, we have the ability to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. We have the ability to offset lower net written premiums by generating higher fee income by either underwriting through CoverX on behalf of third party insurance carriers or ceding more risk to reinsurers.

•	Cost-Efficient Operating Structure. We believe that our cost-efficient operating structure allows us to focus on underserved, small accounts more profitably than our competitors. We streamlined our underwriting and claims processes to create a paperless interactive process that requires significantly less administration. While the premiums generated from insurance policies produced by CoverX increased from $28.1 million in 2000 to $188.5 million in 2005, our total employees over that same period only increased from 110 to 132.

•	Significant Commission and Fee Income Earnings. We have demonstrated the ability to generate non-risk bearing commissions and fees that provide a significant recurring source of income, and as a result, our revenue and net income are less dependent upon our underwriting results.

•	Proven Leadership and Highly Experienced Employees. Our management team, led by our President and Chief Executive Officer, Richard H. Smith, has an average of over 25 years of insurance experience. Additionally, both our underwriters and our senior claims personnel average over 20 years of experience in the insurance industry.

Business Challenges
      We face the following challenges in conducting our business:

•	Our Continued Success is Dependent Upon Our Ability to Maintain Our Third Party Ratings to Continue to Engage in Direct Insurance Writing. Any downgrade in the rating that First Mercury Insurance Company receives from A.M. Best could prevent us from engaging in direct insurance writing or being able to obtain adequate reinsurance on competitive terms, which could lead to decreased revenue and earnings.

•	We Need to Maintain Adequate Reserves. Our actual incurred losses may exceed the loss and loss adjustment expense reserves we maintain, which could have a material adverse effect on our results of operations and financial condition.

•	We Bear Credit Risk With Respect to Our Reinsurers. We continue to have primary liability on risks we cede to reinsurers. If any of these reinsurers fails to pay us on a timely basis or at all, we could experience losses.

•	Our Continued Success is Dependent Upon Our Ability to Obtain Reinsurance on Favorable Terms. We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced.

•	A Substantial Portion of Our Business is Concentrated in the Security Industry. Our direct and assumed written premiums from security classes represented 39.3% and 30.8% of our total premiums produced in 2005 and the six months ended June 30, 2006, respectively. As a result, any adverse changes in the security insurance market could reduce our premiums.

•	We Operate in a Highly Competitive Market. It is difficult to attract and retain business in the highly competitive market in which we operate. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly and we might not be able to effectively compete.
Strategy
      We intend to grow our business while enhancing underwriting profitability and maximizing capital efficiency by executing the following strategies:

•	Profitably Underwrite. We will continue to focus on generating an underwriting profit in each of our classes, regardless of market conditions. Our average combined ratio for the last three years was 69.4%, comprised of an average loss ratio of 51.4% and an average expense ratio of 18.0%. Our ability to achieve similar underwriting results in the future depends on numerous factors discussed in the “Risk Factors” section and elsewhere in this prospectus, many of which are outside of our control.

•	Opportunistically Grow. We plan to opportunistically grow our business in markets where we can use our expertise to generate consistent profits. Our ability to opportunistically grow our business may be impeded by factors such as our vulnerability to adverse events affecting our existing lines, the ability to acquire and retain additional underwriting expertise, and the ability to attract and retain business in the competitive environment in which we operate. Our growth strategy includes the following:

•	Selectively Retain More of the Premiums Generated from Insurance Policies Produced by CoverX. In 2005, our insurance subsidiaries retained 56% of the premiums generated from insurance policies produced by CoverX, either by directly writing these premiums or by assuming these premiums under our fronting arrangements. The remaining portion, or 44%, of these premiums were ceded to reinsurers through quota share and excess of loss reinsurance or retained by the issuing fronting carriers. We intend to continue to selectively retain more of these premiums and to use quota share and other reinsurance arrangements.

•	Selectively Expand Geographically and into Complementary Classes of General Liability Insurance. We strategically provide general liability insurance to certain targeted niche market segments where we believe our experience and infrastructure give us a competitive advantage. We believe there are numerous opportunities to expand our existing general liability product offerings both geographically and into complementary classes of specialty insurance. We intend to identify additional classes of risks that are related to our existing insurance products where we can leverage our experience and data to expand profitably.

•	Enter into Additional Niche Markets and Other Specialty Commercial Lines of Business. We plan to leverage our brand recognition, extensive distribution network, and underwriting expertise to enter into new E&S lines or admitted markets in which we believe we can capitalize on our underwriting and claims platform. We intend to expand into these markets and other lines organically, as well as by making acquisitions and hiring teams of experienced underwriters.

•	Actively Pursue Opportunities for Commission and Fee Income Growth. To the extent we have more market opportunities than we choose to underwrite on our own balance sheet, we plan to pursue and leverage these opportunities to generate commission and fee income by providing our distribution, underwriting and claims services to third party carriers or insureds.

•	Continue to Focus on Opportunistic Business Model. We intend to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. The efficient deployment of our capital, in part, requires that we appropriately anticipate the amount of premiums that we will write and retain. Changes in the amount of premiums that we write or retain may cause our financial results to be less comparable from period to period.

•	Efficiently Deploy Capital. To the extent the pursuit of the growth opportunities listed above require capital that is in excess of our internally generated capital, we may raise additional capital in the form of debt or equity in order to pursue these opportunities. We have no current specific plans to raise additional capital and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Maintaining at least an “A-” rating from A.M. Best is critical to us, and will be a principal consideration in our decisions regarding capital as well as our underwriting, reinsurance and investment practices.
Corporate History
      CoverX was founded in 1973 as an underwriter and broker of specialty commercial insurance products with a specific concentration on the security market. In 1985, our founding shareholder formed the predecessor of First Mercury Insurance Company, which we refer to as FMIC, to become the reinsurer of business produced by CoverX and fronted by other insurance companies. In June 2004, we raised $40 million from the issuance of convertible preferred stock to an entity controlled by Glencoe Capital, LLC, which we refer to as Glencoe. Glencoe is controlled by David S. Evans, its Chairman. The convertible preferred stock issuance enabled FMIC to obtain an “A-” rating from A.M. Best and reduce its reliance on fronting carriers. In August 2005, we completed a transaction after which Glencoe became our controlling shareholder. This transaction was financed by the issuance of $65 million aggregate principal amount of Senior Floating Rate Notes due 2012, which we refer to as the senior notes.
      Our principal executive offices are located at 29621 Northwestern Highway, Southfield, Michigan 48034 and our telephone number at that address is (800) 762-6837. Our website is located at http://www.coverx.com and will be located at http://www.firstmercury.com after the completion of this offering. The information on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	9,705,882 shares

Common stock outstanding after this offering	15,874,949 shares(1)

Over-allotment option	We have granted the underwriters an option to purchase up to 1,455,882 shares of common stock to cover over- allotments.

Proposed NYSE symbol	FMR

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $151.0 million based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:

• approximately $68.3 million to repay all amounts under our outstanding senior notes issued in August 2005 (including the applicable redemption premium);

• approximately $58.0 million to pay amounts due under our convertible preferred stock in connection with this offering, which will also be converted into shares of common stock upon the completion of this offering;(1) and

• approximately $24.7 million to repurchase an amount of shares of our common stock held by Glencoe equal to $24.7 million divided by the offering price;(1).

Dividend policy	Our board of directors does not intend to declare cash dividends for the foreseeable future on our common stock.

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The convertible preferred stock held by Glencoe is convertible into 6,435,140 shares of our common stock. Under the terms of the convertible preferred stock, upon the occurrence of this offering, Glencoe will receive:

•	$8.3 million of accrued dividends;

•	$49.7 million in cash in lieu of a number of shares of common stock having a value of $49.7 million (2,926,543 shares, based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus)); and

•	a number of shares of common stock equal to 6,435,140 less the number of shares in respect of which Glencoe will receive a cash payment pursuant to the immediately preceding clause.

      We will purchase additional shares of common stock from Glencoe at the offering price set forth on the cover of this prospectus as follows: shares having an aggregate value of $24.7 million will be purchased using the net proceeds from this offering and shares having an aggregate value of $5.6 million will be purchased using the net proceeds from the over-allotment option, if exercised, or borrowings under our amended credit facility, if the over-allotment option is not exercised. The balance of the common stock issuable upon conversion of the convertible preferred stock will remain outstanding and will be held by Glencoe upon completion of this offering, which amount will be 1,729,257 shares based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus).
      Unless we specifically state otherwise, the information in this prospectus:

•	assumes that the underwriters will not exercise their over-allotment option to purchase up to an additional 1,455,882 shares from us;

•	includes with respect to the period prior to the consummation of this offering, 6,435,140 shares of our common stock issuable upon conversion of our convertible preferred stock;

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 927,775 shares of common stock issuable upon the exercise of outstanding stock options and an additional 1,500,000 shares of common stock which are reserved for issuance under our omnibus incentive plan of which options to purchase 250,000 shares are expected to be awarded to certain officers in connection with the completion of this offering; and

•	reflects a 925-for-1 stock split of our common stock which will occur prior to the closing of this offering.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL AND OTHER DATA
      The table shown below presents our summary historical and unaudited pro forma consolidated financial and other data for the years ended December 31, 2005, 2004 and 2003 and the six months ended June 30, 2006 and 2005. The summary historical and unaudited pro forma consolidated financial and other data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data,” “Capitalization” and the consolidated annual and interim financial statements and accompanying notes included elsewhere in this prospectus. The summary historical and unaudited pro forma consolidated financial and other data included below and elsewhere in this prospectus are not necessarily indicative of future performance.
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, which we refer to as the Holdings Transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings will be merged into FMFC prior to the completion of this offering and the senior notes will be repaid in full with a portion of the net proceeds from this offering.
      The summary historical and consolidated financial and other data presented below for the two years ended December 31, 2004 and 2003 (Predecessor) have been derived from the audited consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical and consolidated financial and other data for the six months ended June 30, 2005 (Predecessor) have been derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The information presented for the year ended December 31, 2005 reflects the pro forma combined results of the predecessor and the successor companies as it relates to the Holdings Transaction. The pro forma information presented below for the year ended December 31, 2005 and the six months ended June 30, 2006 reflect certain pro forma adjustments to exclude the impact of interest expense, the amortization of debt issuance costs, and federal tax benefits arising from the senior notes that will be repaid in full with the proceeds of this offering. See “Unaudited Pro Forma Consolidated Statements of Income.”

	Pro Forma	Predecessor	Pro Forma	Predecessor

	Six Months	Six Months	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	December 31,	December 31,	December 31,
	2006	2005	2005	2004(1)	2003

	($ in thousands, except for share data)
Income Statement Data:
Direct and assumed written premiums	$113,242	$83,616	$175,896	$92,066	$48,735
Net written premiums	53,937	56,358	105,701	72,895	48,469
Net earned premiums	56,857	44,356	97,722	61,291	40,338
Commissions and fees	8,763	10,341	26,076	33,730	33,489
Net investment income	4,240	3,221	6,718	4,619	3,983
Net realized gains (losses) on investments	(482)	(75)	220	(120)	813
Total operating revenues	69,378	57,843	130,736	99,520	78,623
Losses and loss adjustment expenses, net	29,962	21,244	55,094	26,854	21,732
Amortization of deferred acquisition expenses	9,092	9,873	20,630	15,713	11,995
Amortization of intangible assets	583	583	1,166	632	—
Underwriting, agency and other operating expenses	7,379	6,587	13,470	26,953	29,923
Total operating expenses	47,016	38,287	90,360	70,152	63,650
Operating income	22,362	19,556	40,376	29,368	14,973
Interest expense	884	1,211	2,279	1,697	965
Income taxes	7,607	6,465	13,754	10,006	3,288
Net income	$14,257	$11,917	$24,908	$17,735	$10,977
Earnings Per Share Data:(2)
Basic — historical	$2.95	$0.82	$5.17	$1.32	$0.95
Diluted — historical	1.16	0.59	2.07	1.05	0.91
Weighted average shares outstanding basic — historical	4,216,144	12,536,224	4,146,045	12,041,334	11,610,068
Weighted average shares outstanding diluted — historical	12,324,179	20,226,394	12,044,004	16,872,247	12,031,433
GAAP Underwriting Ratios:
Loss ratio(3)	52.7%	47.9%	56.4%	43.8%	53.9%
Expense ratio(4)	19.1%	20.1%	14.3%	18.9%	20.9%

Combined ratio(5)	71.8%	68.0%	70.7%	62.7%	74.8%

	As of June 30, 2006

	Actual	As adjusted(8)

	($ in thousands)
Balance Sheet Data:
Total investments	$223,166	$223,166
Total assets	419,427	415,227
Loss and loss adjustment expense reserves	150,940	150,940
Unearned premium reserves(7)	95,368	95,368
Long-term debt	85,620	26,178
Total stockholders’ equity	74,451	132,300

(1)	Includes the operations of ARPCO from the date of acquisition of ARPCO in June 2004.

(2)	Earnings per share and weighted average shares outstanding reflect a 925-for-1 stock split of our common stock which will occur prior to the completion of this offering. Upon conversion of the convertible preferred stock, the only significant difference between basic and diluted earnings per share will relate to the treatment of options.

(3)	Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.

(4)	Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.

(5)	A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(6)	As adjusted for the sale of 9,705,882 shares of our common stock in this offering at an assumed initial offering price to the public of $17.00 per share (the mid-point of the range on the front cover page of this prospectus), after deducting the underwriting discounts and estimated offering expenses payable by us, the application of the net proceeds from this offering as set forth in “Use of Proceeds,” including the repurchase of all outstanding senior notes, the payment due under our convertible preferred stock in connection with this offering, the conversion of our convertible preferred stock into common stock upon the completion of this offering and the repurchase of shares of common stock held by Glencoe for $17.00 per share. See “Use of Proceeds.”

(7)	Unearned premium reserves are reserves established for the portion of premiums that is allocable to the unexpired portion of the policy term.

(8)	The as adjusted amounts assume that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised, we will issue an additional 1,455,882 shares, resulting in an as adjusted stockholders’ equity of $155,318, total investments of $240,626, total assets of $432,687 and long-term debt of $20,620.

RISK FACTORS
      An investment in our common stock involves a number of risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business operations. Any of the risks described below could result in a significant or material adverse effect on our financial condition or our results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Relating to Our Business

Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income.
      Third party rating agencies periodically assess and rate the claims-paying ability of insurers based on criteria established by the rating agencies. In June 2004, FMIC received an “A-” rating (the fourth highest of fifteen ratings) with a stable outlook from A.M. Best Company, Inc., or A.M. Best, a rating agency and publisher for the insurance industry. This rating is not a recommendation to buy, sell or hold our securities but is viewed by insurance consumers and intermediaries as a key indicator of the financial strength and quality of an insurer. FMIC currently has the lowest rating necessary to compete in our targeted markets as a direct insurance writer because an “A-” rating or higher is required by many insurance brokers, agents and policyholders when obtaining insurance and by many insurance companies that reinsure portions of our policies.
      Our A.M. Best rating is based on a variety of factors, many of which are outside of our control. These factors include our business profile and the statutory surplus of our insurance subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us. Other factors include balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy) and operating performance. Any downgrade of our ratings could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly rated, competitors and increase the cost or reduce the availability of reinsurance to us. Without at least an “A-” A.M. Best rating for FMIC, we could not competitively engage in direct insurance writing, but instead would be heavily dependent on fronting carriers to underwrite premiums. These fronting arrangements would require us to pay significant fees, which could then cause our earnings to decline. Moreover, we may not be able to enter into fronting arrangements on acceptable terms, which would impair our ability to operate our business.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition or our results of operations.
      We are liable for losses and loss adjustment expenses under the terms of the insurance policies issued directly by us and under those for which we assume reinsurance obligations. As a result, if we fail to accurately assess the risk associated with the business that we insure, our loss reserves may be inadequate to cover our actual losses. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. In addition, our policies generally do not provide limits on defense costs, which could increase our liability exposure under our policies.
      We establish loss and loss adjustment expense reserves with respect to reported and unreported claims incurred as of the end of each period. Our loss and loss adjustment expense reserves were $61.7 million, $68.7 million and $113.9 million at December 31, 2003, 2004 and 2005, respectively, and $150.9 million at June 30, 2006, all of which are gross of ceded loss and loss adjustment expense reserves. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

•	actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;

•	estimates of future trends in claims severity and frequency;

•	assessment of asserted theories of liability; and

•	analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions.
      Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. For example, insurers have been held liable for large awards of punitive damages, which generally are not reserved for. In many cases, estimates are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Accordingly, the ultimate liability may be more or less than the current estimate. While we set our reserves based on our assessment of the insurance risk assumed, as we have expanded into new specialty classes of business, we do not have extensive proprietary loss data for other specialty classes to use to develop reserves. Instead, we must rely on industry loss information, which may not reflect our actual claims results. As a result, our continued expansion into new specialty classes may make it more difficult to ensure that our actual losses are within our loss reserves.
      If any of our reserves should prove to be inadequate, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. In addition, future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity as well as our financial strength rating.
      Under generally accepted accounting principles, or GAAP, we are only permitted to establish loss and loss adjustment expense reserves for losses that have occurred on or before the financial statement date. Case reserves and incurred but not reported, or IBNR, reserves contemplate these obligations. No contingency reserve allowances are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience losses.
      Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. Although reinsurance makes the reinsurer liable to us to the extent of the risk transferred or ceded to the reinsurer, this arrangement does not relieve us of our primary liability to our policyholders. Moreover, our primary liability for losses and loss adjustment expenses under the insurance policies that we underwrite will increase as our business shifts from relying on fronting arrangements to our direct writing of insurance. At December 31, 2005 and June 30, 2006, we had $49.2 million and $94.8 million, respectively, of reinsurance recoverables. We expect our recoverables from reinsurers will increase as we increase the insurance that we directly write instead of using a fronting relationship. Under fronting arrangements, policies produced by our CoverX subsidiary were directly written by third party insurers, and a portion of the risk under these policies was assumed by us or other reinsurers for a portion of the related premium. With the elimination of most of our fronting relationships in May 2005, we became the direct writer of substantially all of the policies produced by us, and as a result, our premiums ceded to reinsurers has increased from 2003 to 2005. Most of our reinsurance recoverables are from four reinsurers, consisting of subsidiaries of ACE Limited, GE Reinsurance, Platinum Underwriters Reinsurance, Inc. and W.R. Berkley Corp. At December 31, 2005, the balances from ACE Limited, GE Reinsurance, and W.R. Berkley Corp. were $34.9 million, $10.7 million, and $2.5 million, respectively. There were no reinsurance recoverables due from Platinum Underwriters

Reinsurance, Inc. at December 31, 2005. At June 30, 2006, the balances from ACE Limited, GE Reinsurance, Platinum Underwriters Reinsurance, Inc. and W.R. Berkley Corp. were $68.0 million, $16.0 million, $5.0 million and $1.7 million, respectively. Although we believe that we have high internal standards for reinsurers with whom we place reinsurance, we cannot assure you that our reinsurers will pay reinsurance claims on a timely basis or at all. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected, which would have a material adverse effect on our financial condition and operating results.

We may not be able to obtain adequate reinsurance coverage or reinsurance on acceptable terms.
      We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced. The reinsurance market has changed dramatically over the past few years as a result of a number of factors, including inadequate pricing, poor underwriting and the significant losses incurred as a consequence of the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities generally are subject to annual renewal and are from four reinsurers. We cannot provide any assurance that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates.

The failure of any of the loss limitations or exclusions we employ or changes in other claim or coverage issues could have a material adverse effect on our financial condition or our results of operations.
      Various provisions of our policies, such as loss limitations, exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies in an attempt to limit exposure to known risks. As industry practices and legal, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the size or number of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of claims relating to construction defects, which often present complex coverage and damage valuation questions. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business.
      In addition, we craft our insurance policy language to limit our exposure to expanding theories of legal liability such as those which have given rise to claims for lead paint, asbestos, mold and construction defects. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition, as well as limitations restricting the period during which a policyholder may bring a breach of contract or other claim against our company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. It is possible that a court or regulatory authority could nullify or void an exclusion or that legislation could be enacted which modifies or bars the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until some time after we have issued insurance policies that are affected by the changes. As a result, we may not know the full extent of liability under our insurance contracts for many years after a contract is issued.

The lack of long-term operating history and proprietary data on claims results for relatively new specialty classes may cause our future results to be less predictable.
      Since 2000, we have expanded our focus on new classes of the specialty insurance market, which we refer to as other specialty classes, in addition to our long-standing business for security classes. Other specialty classes represented 24.2% of our premiums produced in 2000 and 61.0% of our premiums produced in 2005. As a result of this expansion, we have a more limited operating and financial history available for other specialty classes when compared to our data for security classes. This may adversely impact our ability to adequately price the insurance we write to reflect the risk assumed and to exclude risks that generate large or frequent claims and to establish appropriate loss reserves. For example, in 2005, we increased our reserves applicable to other specialty classes by approximately $6.2 million, principally as a result of using updated industry loss development factors in the calculations of ultimate expected losses and reserves on those classes that we believed were more closely aligned with our classifications and coverage limits and actual emerging experience. Because we rely more heavily on industry data in calculating reserves for other specialty classes than we do for security classes, we may need to further adjust our reserve estimates for other specialty classes in the future, which could materially adversely affect our operating results.

Our growth may be dependent upon our successful acquisition and retention of additional underwriting expertise.
      Our operating results and future growth depend, in part, on the acquisition and successful retention of underwriting expertise. We rely on a small number of underwriters in the other specialty classes for which we write policies. For example, we significantly expanded our business into other specialty classes in 2000 by hiring three senior underwriters and we introduced legal professional liability coverage by contracting with one underwriter who operates in Boston. In addition, we intend to continue to expand into other specialty classes through the acquisition of key underwriting personnel. While we intend to continue to search for suitable candidates to augment and supplement our underwriting expertise in existing and additional classes of specialty insurance, we may not be successful in identifying, hiring and retaining candidates. If we are successful in identifying candidates, there can be no assurance that we will be able to hire and retain them or, if they are hired and retained, that they will be successful in enhancing our business or generating an underwriting profit.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.
      Our future capital requirements, especially those of our insurance subsidiaries, depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses and loss adjustment expenses. We may need to raise additional funds to the extent that the funds generated by this offering and our cash flows are insufficient to fund future operating requirements, support growth and maintain our A.M. Best rating. Many factors will affect our capital needs, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available or may be available only on terms, amounts or time periods that are not favorable to us. Equity financings could be dilutive to our existing stockholders and debt financings could subject us to covenants that restrict our ability to operate our business freely. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our business could be adversely affected by the loss of one or more key employees.
      We are substantially dependent on a small number of key employees at our operating companies, in particular Richard Smith, our President and Chief Executive Officer, and our key underwriting employees. We believe that the experience and reputation in the insurance industry of Mr. Smith and our key underwriting employees are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may be unsuccessful in doing so. The loss of the services of Mr. Smith or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our operations.

Our insurance business is concentrated in relatively few specialty classes.
      Premiums produced for security classes represented 39.3% and 30.8% of our total direct and assumed written premiums in 2005 and the six months ended June 30, 2006, respectively. As a result, any changes in the security insurance market, such as changes in business, economic or regulatory conditions or changes in federal or state law or legal precedents, could adversely impact our ability to write insurance for this market. For example, any legal outcome or other incident could have the effect of increasing insurance claims in the security insurance market which could adversely impact our operating results.

The loss of one or more of our top wholesale brokers could have a material adverse effect on our financial condition or our results of operations.
      For security classes, we generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. These wholesalers and specialists are not under any contractual obligation to provide us business. Our top five wholesale brokers represented 26% of the premiums produced from security classes in 2005. For other specialty classes, we generate business from traditional E&S lines insurance wholesalers who have a presence in the other specialty classes we underwrite. Our top five wholesale brokers represented 27% of the premiums produced from other specialty classes in 2005. In certain other specialty classes, we rely on a small number of agents to generate the insurance that we underwrite. For example, substantially all of our legal professional liability coverage is generated by one agent. The loss of one or more of our top wholesale brokers for security classes or other specialty classes could have a material adverse effect on our financial condition or our results of operations.

We operate in a highly competitive environment, which makes it more difficult for us to attract and retain business.
      The insurance industry in general and the markets in which we compete are highly competitive and we believe that they will remain so for the foreseeable future. We face competition from several companies, which include insurance companies, reinsurance companies, underwriting agencies, program managers and captive insurance companies. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly. Many of our competitors are larger and have greater financial, marketing and management resources than we do and may be perceived as providing greater security to policyholders. There are low barriers to entry in the E&S lines insurance market, which is the primary market in which we operate, and competition in this market is fragmented and not dominated by one or more competitors. Competition in the E&S lines insurance industry is based on many factors, including price, policy terms and conditions, ratings by insurance agencies, overall financial strength of the insurer, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future in the insurance markets in which we operate, and any such increased competition could have a material adverse effect on us.
      Several E&S lines insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These alternative products, including large deductible programs and various forms of self-insurance that use captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations.

Results in the insurance industry, and specifically the E&S lines insurance market, are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.
      Historically, the financial performance of the property and casualty insurance industry has fluctuated in cyclical periods of price competition and excess underwriting capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S lines market than in the standard insurance market due to greater flexibility in the E&S lines market to adjust rates to match market conditions. When the standard insurance market hardens, the E&S lines market hardens even more than the standard insurance market. During these hard market conditions, the standard insurance market writes less insurance and more customers must resort to the E&S lines market for insurance. As a result, the E&S lines market can grow more rapidly than the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S lines market may return to the standard insurance market, exacerbating the effects of rate decreases in the E&S lines market.
      Beginning in 2000 and accelerating in 2001, the property and casualty insurance industry experienced a hard market reflecting increasing rates, more restrictive coverage terms and more conservative risk selection. We believe that this trend continued through 2003. During 2004 and early 2005, we believe that these trends slowed and that the current insurance market has become more competitive in terms of pricing and policy terms and conditions. We are currently experiencing some downward pricing pressure. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns have caused our revenues and net income to fluctuate and are expected to do so in the future.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
      Our insurance subsidiaries are subject to extensive regulation, primarily by insurance regulators in Illinois and Minnesota, the states in which our two insurance company subsidiaries are domiciled and, to a lesser degree, the other jurisdictions in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of the insurance companies or their shareholders. These insurance regulations generally are administered by a department of insurance in each state and relate to, among other things, licensing, authorizations to write E&S lines of business, capital and surplus requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions (which includes the review of services, tax sharing and other agreements with affiliates that can be a source of cash flow to us, other than dividends which are specifically regulated by law), dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion to operate our business as we deem appropriate or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect our ability to achieve some or all of our business objectives.
      In addition, regulatory authorities have broad discretion to deny or revoke licenses or approvals for various reasons, including the violation of regulations. In instances where there is uncertainty as to the applicability of regulations, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. These actions could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry and changes in laws or regulations themselves or their interpretations by regulatory authorities could adversely affect our ability to operate our business.

If we have insufficient risk-based capital, our ability to conduct our business could be adversely affected.
      The National Association of Insurance Commissioners, or NAIC, has adopted a system to test the adequacy of statutory capital, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

If our IRIS ratios are outside the usual range, our business could be adversely affected.
      Insurance Regulatory Information System, or IRIS, ratios are part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. As of December 31, 2005, FMIC had IRIS ratios outside the usual range in four of the IRIS tests. An insurance company may become subject to increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. Because FMIC had four ratios outside the usual range, we could become subject to greater scrutiny and oversight by regulatory authorities. See “Insurance and Other Regulatory Matters.”

If we are unable to realize our investment objectives, our financial condition may be adversely affected.
      Our operating results depend in part on the performance of our investment portfolio. The primary goals of our investment portfolio are to:

•	accumulate and preserve capital;

•	assure proper levels of liquidity;

•	optimize total after tax return subject to acceptable risk levels;

•	provide an acceptable and stable level of current income; and

•	approximate duration match between our investments and our liabilities.
      The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

Our directors, executive officers and Glencoe will own a large percentage of our common stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.
      Our directors, executive officers and Glencoe will beneficially own 40.0% of our outstanding common stock (including options exercisable within 60 days) immediately following completion of this offering, including 24.0% and 10.9% owned by Jerome Shaw and Glencoe, respectively. This does not take into account shares of common stock that may be purchased by certain of our directors, executive officers and principal stockholders or related parties in this offering. Accordingly, these directors, executive officers and principal stockholders will have substantial influence, if they act as a group, over the election of directors and the outcome of other corporate actions requiring stockholder approval and could seek to arrange a sale of our company at a time or under conditions that are not favorable to our other stockholders. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit our other stockholders, if they act as a group. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We rely on our information technology and telecommunication systems, and the failure of these systems could adversely affect our business.
      Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments, facilitate collections and cancellations and to share data across our organization. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third party software license on which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner.

Our third party governmental entities risk-sharing pooling administration business is concentrated among a limited number of pools and the termination of any single contract for this business could significantly reduce the profitability of this business.
      Since June 2004, we have owned and managed a third party governmental entities risk-sharing pooling administration business through ARPCO. Each pool is composed of public entity members (such as cities, townships, counties, etc.) that have joined together by means of an intergovernmental contract to pool their insurance risk and provide related insurance services to its members. The pooling is authorized by state statute or as noted in the enabling legislation. Pooling provides a risk sharing alternative to the traditional purchase of commercial insurance. The governmental risk-sharing pools that we provide services for are located in the Midwest. ARPCO currently has multi-year contracts with five risk-sharing pools and the termination or non-renewal of any single contract for this business would significantly reduce the profitability of this business.
Risks Related to this Offering and the Common Stock

A market for our shares may never develop.
      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the representatives of the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our shares of common stock may be volatile.
      The trading price of shares of our common stock following this offering may fluctuate substantially. The price of the shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of insurers’ securities;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	losses in our insured portfolio;

•	sales of large blocks of shares of our common stock; or

•	departures of key personnel.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our shares to decline.
      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.
      In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

Purchasers in this offering will suffer immediate dilution.
      If you purchase shares of common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based on the net tangible book value of our common stock, your shares will be worth $11.09 less per share than the price you would pay in this offering ($10.26 per share if the over-allotment option is exercised in full) (based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus). A $1.00 increase (decrease) in the assumed public offering price of $17.00 per share would increase (decrease) our pro forma, as adjusted net tangible book value by $0.60 per share and the dilution per share to new investors by $0.40 per share, assuming the number of shares offered by us as set forth on the cover of this prospectus remains the same. In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and also may reduce the value of your equity.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.
      If our existing stockholders sell substantial amounts of our shares of common stock in the public market following this offering, the market price of our shares of common stock could decrease significantly. The perception in the public market that our existing stockholders might sell our shares of common stock could also depress our market price. We will also grant options to directors and employees to purchase shares at the completion of this offering. Upon completion of this offering we will have 15,874,949 shares of our common stock outstanding.
      Our directors and executive officers and Glencoe will be subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 180 days from the date of this prospectus, subject to a few exceptions. However, the underwriters may waive these restrictions and allow these stockholders to sell their shares at any time. After all of these agreements expire, an aggregate of 6,653,024 shares (including options exercisable within 60 days of the date hereof) subject to such lock-ups will be eligible for sale. The market price of our shares of common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our board of directors.
      We currently intend to retain any profits to provide capacity to write insurance and to accumulate reserves and surplus for the payment of claims. Our board of directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.
      We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal source of funds is dividends and other payments from our subsidiaries. Therefore, our ability to pay dividends depends largely on our subsidiaries’ earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best rating or other ratings of our insurance subsidiaries. Our two insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2006, FMIC and ANIC may pay in the aggregate dividends to FMFC of up to $9.7 million without regulatory approval. In addition, the terms of our subsidiaries’ borrowing arrangements may limit their ability to provide liquidity to FMFC.

All of the proceeds that we will receive from the offering will be used to redeem our preferred stock and to pay off our senior notes, to pay the liquidation preference and the accrued dividend on our preferred stock and to repurchase shares of common stock held by Glencoe and thus will not be available for us to use in expanding or investing in our business.
      We will use $82.7 million of the net proceeds of this offering to pay the liquidation preference and the accrued dividend on our preferred stock and to purchase shares of common stock from Glencoe upon the conversion of Glencoe’s preferred stock to common stock, which will occur automatically upon the consummation of this offering. In addition, we will use $68.3 million of the net proceeds of this offering to repay all of our outstanding senior notes issued in 2005. Accordingly, these proceeds will not be available for working capital, capital expenditures, acquisitions, use in the execution of our business strategy or other purposes. See “Use of Proceeds.”

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.
      We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our board of directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
      Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.
      Our bylaws provide for the division of our board of directors into three classes with staggered three year terms. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

Our ability to implement, for the fiscal year ended December 31, 2007, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely and satisfactory manner could cause the price of our common stock to decline.
      Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires management of a reporting company to annually review, assess and disclose the effectiveness of a company’s internal control over financial reporting and to provide an attestation by independent auditors on its assessment of and the effectiveness of internal control over financial reporting. We will not be subject to the requirements of Section 404 until our fiscal year ending December 31, 2007. Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.
      We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to businesses that we may acquire in the future. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of December 31, 2007 and in future periods as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, the New York Stock Exchange or other regulatory authorities. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Sarbanes-Oxley, as well as rules implemented by the SEC and the New York Stock Exchange. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that being a public company will make it more expensive for us to hire directors and to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Further, we may need to hire additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
      This prospectus contains forward-looking statements that relate to future periods and includes statements regarding our anticipated performance. Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others:

•	our ability to maintain, and the effects of any lowering or loss of one of, our financial or claims-paying ratings;

•	our actual incurred losses exceeding our loss and loss adjustment expense reserves;

•	the failure of reinsurers to meet their obligations to us;

•	our inability to obtain reinsurance coverage at reasonable prices;

•	the failure of any of the loss limitations or exclusions we employ or changes in other claim or coverage issues;

•	our lack of long-term operating history in certain classes of our specialty general liability business;

•	our ability to acquire and retain additional underwriting expertise and capacity;

•	our ability to obtain additional capital on terms favorable to us;

•	the loss of one or more key employees;

•	the concentration of our insurance business in relatively few specialty classes;

•	the loss of one or more of our top wholesale brokers;

•	the highly competitive environment in which we operate our business;

•	fluctuations and uncertainty of results within the excess and surplus lines insurance industry;

•	the extensive regulations to which our business is subject and our failure to comply with these regulations resulting in penalties, fines and suspensions;

•	our ability to maintain our risk-based capital at levels required by regulatory authorities;

•	our compliance with Insurance Regulatory Information System, or IRIS, ratios;

•	our inability to realize our investment objectives;

•	the control our directors, executive officers and principal stockholders will have over our corporate actions following completion of this offering as a result of their ownership of a significant percentage of our common stock;

•	the business disruption caused by any failure of our information technology or telecommunications systems; and

•	the concentration of our third party governmental entities risk-sharing pooling administration business among a limited number of pools.
      Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise them or provide reasons why actual results may differ.

THE COMPANY
      First Mercury Financial Corporation is a wholly owned subsidiary of First Mercury Holdings, Inc., or Holdings, which is a holding company with no operations or assets other than its interest in FMFC and the issuance of the senior notes. Prior to the completion of this offering, Holdings will be merged into FMFC, with FMFC being the surviving company. After giving effect to the merger, the following sets forth our corporate structure:
Description
      CoverX is our licensed wholesale insurance broker which produces and underwrites all of the insurance policies for which we retain risk and receive premiums. CoverX also provides marketing, underwriting and policy administration services on business insured by a limited number of third party insurance carriers in exchange for commissions and fee revenue. CoverX also receives commissions on business insured by FMIC and ceded via quota share reinsurance arrangements to third party reinsurers. CoverX has a recognized brand name among the wholesale insurance industry and works with approximately 1,000 brokers and agents to produce business for FMIC.
      FMIC is our insurance company that provides insurance, or writes policies, directly for CoverX customers. FMIC also provides claims handling and adjustment services generally on all business produced by CoverX, for both itself and other insurance companies issuing CoverX underwritten business.
      ANIC is our insurance company that provides reinsurance for business generated by CoverX. Although ANIC is licensed as an admitted carrier in 15 states, it currently does not write its own insurance. We refer to FMIC and ANIC as our insurance subsidiaries.
      ARPCO was acquired by us in June 2004 from an affiliate. ARPCO provides third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO is solely a fee-based business and receives fees for these services and also receives commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.

History
      CoverX was founded in 1973 as an underwriter and broker of specialty commercial insurance business, including a specific concentration on the security market, and has continuously operated in this capacity since that time. The premiums underwritten by CoverX were originally placed with various third party insurance carriers. In 1985, recognizing a developing hard market in the P&C insurance industry, in which premium rates were increasing and underwriting capacity was decreasing, our founding shareholder led a group of investors in the formation of First Mercury Syndicate, Inc., or FMS, as a syndicate on the Illinois Insurance Exchange, which we refer to as the Exchange. Through FMS, we had access to broad state E&S lines authorizations and were able to retain the majority of the underwriting risk on the business produced by CoverX.
      In 1986, in an additional reaction to the hard market, our founding shareholder formed a separately owned business providing underwriting, claims, reinsurance placement and other third party administration services to public entity risk pools through ARPCO.
      In 1996, seeking other risk bearing alternatives to the Exchange, FMIC was formed and FMS subsequently withdrew from the Exchange and merged into FMIC in June 1996. Due to the fact that FMIC did not have broad E&S lines authorizations and initially received an A.M. Best rating of “B++,” we began to underwrite the business through the use of fronting carriers, which provided access to broad E&S lines authorizations and an A.M. Best rating of “A-” or above in exchange for a fee. FMIC retained the majority of the underwriting risk by serving as the primary reinsurer for the business produced by CoverX and written through the fronting carriers.
      Anticipating another hardening P&C insurance market, in 2000 we began offering general liability insurance for other specialty classes besides security classes, which involved opening regional underwriting offices and hiring experienced underwriters. Each of these underwriters had in excess of 20 years of insurance industry experience and contacts that allowed them to quickly write a significant amount of profitable premium. As this premium for other specialty classes and our premium for security classes began to grow at a pace that exceeded our growth in capital, we began purchasing quota share reinsurance from third party reinsurers that assumed premium directly from our fronting carriers. Quota share reinsurance was also provided by our affiliate, ANIC, which had overlapping controlling shareholders with FMFC. ANIC had no operations of its own and, in December 2003, became a direct subsidiary of FMFC.
      We continued to rely primarily on third party fronting arrangements with respect to business we underwrote through 2004. Under these fronting arrangements, policies produced by us were directly written by third party insurers, and a portion of the risk under these policies was assumed by us or other reinsurers for a portion of the related premium under the policy. The fronting insurer received from us or other reinsurers fees for providing fronting services and ceding commissions related to the premiums assumed by us and other reinsurers. In June 2004, an entity controlled by Glencoe invested $40 million in us with its purchase of $40 million of our convertible preferred stock. A portion of the proceeds from this investment were contributed to the statutory surplus of FMIC which led to an upgrade of FMIC’s A.M. Best rating to “A-” and also enabled FMIC to more easily expand its state E&S lines authorizations. This upgrade allowed us to directly write the business produced by CoverX and allowed us to reduce our reliance on fronting arrangements. Following a transition period, our existing fronting arrangements and related assumed reinsurance contracts were terminated effective May 1, 2005, and we currently only utilize fronting arrangements when they serve our business goals. As a result of these changes in our consolidated business model, our results of operations commencing in July 2004 and thereafter, while based principally upon the same premiums produced, will differ from earlier periods in the areas of earned premium, commissions, assumed and ceded reinsurance, loss, loss adjustment and underwriting expenses, and net income. Additionally, in connection with the Glencoe investment, a portion of the proceeds were also used to acquire ARPCO in June 2004 from an affiliate, which provides us with a consistent source of fee income that is not dependent on our underwriting results.

Holdings Transaction
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with other stockholders of FMFC. As a result of that transaction, Glencoe became the majority stockholder of Holdings and Holdings owned approximately 96% of FMFC. On December 29, 2005, Holdings became the sole stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior notes by Holdings. Holdings will be merged into FMFC prior to the completion of this offering and the senior notes will be repaid in full with a portion of the net proceeds from this offering.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $151.0 million, based on the sale of 9,705,882 shares of our common stock at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and estimated offering expenses. If the over-allotment option is exercised in full, we will receive additional net proceeds of approximately $23.0 million.
      We intend to use the net proceeds from this offering as follows:

•	approximately $68.3 million to repay all of our outstanding indebtedness under our senior notes issued in August 2005, which we refer to as the senior notes. The senior notes bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 8%, mature in August 2012 and may be redeemed by us after August 15, 2006 for a redemption price equal to 105% of the aggregate principal amount of the senior notes plus accrued and unpaid interest to the redemption date;

•	approximately $58.0 million to pay amounts due under our convertible preferred stock in connection with this offering, which will also be converted into shares of common stock upon the completion of this offering (which share amount shall be 3,508,597 shares based on an assumed offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)); the convertible preferred stock carries a cumulative 8% dividend, payable in kind; and

•	approximately $24.7 million to repurchase a number of shares of our common stock held by Glencoe having an aggregate value of $24.7 million at a per share price equal to the offering price.

      Following specific applications of the net proceeds, we plan to invest any remaining net proceeds in marketable securities.
      We shall also repurchase on the closing date of this offering an additional number of shares of our common stock held by Glencoe having an aggregate value of $5.6 million at a per share price equal to the offering price and intend to use net proceeds from the over-allotment option, if exercised, or with borrowings under our credit facility, if the over-allotment option is not exercised, to fund this additional repurchase.
      The convertible preferred stock held by Glencoe is convertible into 6,435,140 shares of our common stock. Under the terms of the convertible preferred stock, upon the occurrence of this offering, Glencoe will receive:

•	$8.3 million of accrued dividends;

•	$49.7 million in cash in lieu of a number of shares of common stock having a value of $49.7 million (2,926,543 shares, based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus)); and

•	a number of shares of common stock equal to 6,435,140 less the number of shares in respect of which Glencoe will receive a cash payment pursuant to the immediately preceding clause.

      We will purchase additional shares of common stock from Glencoe at the offering price set forth on the cover of this prospectus as follows: shares having an aggregate value of $24.7 million will be purchased using the net proceeds from this offering and shares having an aggregate value of $5.6 million will be purchased using the net proceeds from the over-allotment option, if exercised, or borrowings under our amended credit facility, if the over-allotment option is not exercised. The balance of the common stock issuable upon conversion of the convertible preferred stock will remain outstanding and will be held by Glencoe upon completion of this offering, which amount will be 1,729,257 shares based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus).

DIVIDEND POLICY
      Our board of directors does not intend to declare cash dividends on our common stock in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. Holdings has not paid any cash dividends since its formation. FMFC paid a dividend of $7 million to Holdings in May 2006.
      We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal sources of funds are dividends and other payments from our subsidiaries. Therefore our ability to pay dividends depends largely upon our subsidiaries’ earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best or other ratings of our insurance subsidiaries. Our two insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2006, FMIC and ANIC may pay in the aggregate dividends to FMFC of up to $9.7 million without regulatory approval. In addition, the terms of our subsidiaries’ other borrowing arrangements may limit their ability to provide liquidity to us. See sections, “Risk Factors — Risks Related to this Offering and the Common Stock — We do not currently intend to pay cash dividends to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our board of directors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity.”

DILUTION
      Our net tangible book value per share as of June 30, 2006 is presented on a pro forma basis, assuming the conversion of all of our outstanding shares of our convertible preferred stock into 6,435,140 shares of common stock. As of June 30, 2006, our net tangible book value was $35.9 million, or $3.30 per share of common stock on a pro forma basis. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect to the issuance of 9,705,882 shares of our common stock at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the estimated net proceeds therefrom as described in “Use of Proceeds,” and after deducting estimated underwriting discounts and our estimated offering expenses and assuming that the underwriters’ over-allotment option is not exercised, our pro forma net tangible book value as of June 30, 2006 would have been $93.8 million, or $5.91 per share of common stock. This amount represents an immediate increase of $2.61 per share to the existing stockholders and an immediate dilution of $11.09 per share issued to the new investors purchasing shares offered hereby at the assumed public offering price.
      The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$17.00

Historical net tangible book value per share as of June 30, 2006	$8.09
Decrease attributable to the conversion of outstanding preferred stock	$(4.79)

Pro forma net tangible book value per share before this offering	$3.30
Increase per share attributable to this offering including the application of the estimated net proceeds	$2.61

Pro forma and as adjusted net tangible book value per share after this offering		$5.91

Dilution per share to new investors after this offering		$11.09

      The following table sets forth, as of June 30, 2006, the number of shares of our common stock issued (assuming the conversion of our convertible preferred stock into shares of common stock and the repurchase of shares of common stock held by Glencoe as described in “Use of Proceeds” based upon an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)), the total consideration paid and the average price per share paid by (i) all of our existing stockholders, and (ii) our new investors, after giving effect to the issuance of 9,705,882 shares of common stock in this offering at an assumed initial public offering price (before deducting estimated underwriting discounts and our estimated offering expenses) of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).
      A $1.00 increase (decrease) in the initial public offering price of $17.00 per share would increase (decrease) our pro forma, as adjusted net tangible book value by $9.0 million, the pro forma, as adjusted net tangible book value per share after this offering by $0.60 per share, and the dilution per share to new investors by $0.40 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	6,169,067	38.9%	$24,511,430	12.9%	$3.97
New investors	9,705,882	61.1%	165,000,000	87.1%	17.00

Total	15,874,949	100%	$189,511,430	100%	$11.94

      Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and estimated offering expenses payable by us.
      If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 35.6% of the total number of shares of common stock outstanding after this offering, after giving effect to the repurchase of shares held by Glencoe as set forth in “Use of Proceeds;” and

•	the number of shares held by new investors will increase to 11,161,764, or approximately 64.4%, of the total number of shares of common stock outstanding after this offering.

      The table does not give effect to the exercise of any options outstanding as of June 30, 2006. As of June 30, 2006, there were options outstanding to purchase 1,210,825 shares of common stock at a weighted average exercise price of $2.21 per share. To the extent any of these options are exercised, there will be further dilution to new investors. Subsequent to June 30, 2006, options to purchase 14,985 shares were forfeited, and options to purchase 268,065 shares were exercised. In addition, we repurchased 92,500 shares.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2006 on an actual basis and as adjusted to give effect to (i) this offering and the use of net proceeds from this offering, based upon an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters’ over-allotment option is not exercised, (ii) the merger of Holdings into FMFC prior to the completion of this offering as described in “The Company” and (iii) the conversion of our convertible preferred stock held by Glencoe and the repurchase of shares of common stock held by Glencoe as described in “Use of Proceeds.”
      The table also reflects a 925-for-1 split of our common stock which will occur prior to the completion of this offering. This table should be read in conjunction with the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2006

	Actual(1)	As Adjusted(2)

	($ in thousands)
Long-term debt:
Senior notes	$65,000	$—
Junior subordinated debentures	20,620	20,620
Bank debt	—	5,558

Total long-term debt	85,620	26,178

Stockholders’ equity:
Common stock, $0.01 par value per share: 55,130,000 shares authorized and 4,216,144 shares issued and outstanding, actual, and 100,000,000 shares authorized and 15,874,949 shares issued and outstanding, as adjusted	42	159
Preferred Stock, $0.01 par value per share: 400 shares authorized, issued and outstanding, actual, and 10,000,000 shares authorized, none issued and outstanding, as adjusted	0.004	—
Additional paid-in capital:	59,100	129,934
Retained earnings	18,057	4,955
Accumulated other comprehensive loss	(2,748)	(2,748)

Total stockholders’ equity	74,451	132,300

Total capitalization	$160,071	$158,478

1)	Reflects the capitalization of Holdings, which is the holding company and the sole stockholder of FMFC. Immediately prior to the completion of this offering, Holdings will be merged into FMFC. The actual shares of common stock set forth above does not reflect the 6,435,140 shares of common stock issuable upon conversion of our convertible preferred stock.

2)	If the over-allotment option is exercised in full:

•	an additional 1,455,882 shares would be issued and we would receive $23.0 million in additional net proceeds;

•	total stockholders’ equity would increase to $155,318;

•	we would have no bank debt; and

•	our total capitalization would be increased to $175,938.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
      The unaudited pro forma consolidated statement of income set forth below should be read in conjunction with the information contained in “Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, which we refer to as the Holdings Transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings will be merged into FMFC prior to the completion of this offering and the senior notes will be repaid in full with a portion of the net proceeds from this offering.
      The following unaudited pro forma consolidated income statement has been prepared to combine the historical results of the predecessor and successor periods, and to give effect to, as of the beginning of 2005, (i) the acquisition including the issuance of the senior notes and (ii) the application of a portion of the net proceeds from this offering to repay all of the senior notes. The unaudited pro forma consolidated income statement includes (excludes) the impact of interest expense and the amortization of debt issuance costs arising from the issuance (repayment) of the senior notes. The pro forma adjustments also include the income tax effect of the unaudited pro forma adjustments. The “Sub-total” column represents the combination of the predecessor and successor periods and the pro forma adjustments for the Holdings Transaction including the issuance of the senior notes. The “Pro Forma Year Ended December 31, 2005” column represents the combination of the “Sub-total” column and the unaudited pro forma adjustments for the application of a portion of the proceeds from this offering, as if they were used to repay all of the senior notes on the first day of the period presented.
      The unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the Holdings Transaction and the repayment of the senior notes occurred on the dates specified above, nor are they necessarily indicative of the results of operations.
Reconciliation unaudited pro forma consolidated financial
and operating data for the year ended December 31, 2005

	Predecessor	Successor
	January 1,	August 17,	Pro Forma		Pro Forma		Pro Forma
	2005 to	2005 to	Adjustments for		Adjustments for		Year Ended
	August 16,	December 31,	Holdings		Repayment of		December 31,
	2005	2005	Transaction	Sub-Total	the Senior Notes		2005

	($ in thousands, except share and per share data)
Income Statement Data:
Direct and assumed written premiums	$104,856	$71,040	—	$175,896	—		$175,896
Net written premiums	68,473	37,228	—	105,701	—		105,701
Net earned premiums	57,576	40,146	—	97,722	—		97,722
Commissions and fees	13,649	12,427	—	26,076	—		26,076
Net investment income	4,119	2,629	—	6,748	$(30	)(2a)	6,718
Net realized gains (losses) on investments	(58)	278	—	220	—		220
Total operating revenues	75,286	55,480	—	130,766	(30)		130,736

	Predecessor	Successor
	January 1,	August 17,	Pro Forma			Pro Forma		Pro Forma
	2005 to	2005 to	Adjustments for			Adjustments for		Year Ended
	August 16,	December 31,	Holdings			Repayment of		December 31,
	2005	2005	Transaction		Sub-Total	the Senior Notes		2005

	($ in thousands, except share and per share data)
Losses and loss adjustment expenses, net	28,072	27,022	—		55,094	—		55,094
Amortization of deferred acquisition expenses	12,676	7,954	—		20,630	—		20,630
Amortization of intangible assets	732	434	—		1,166	—		1,166
Underwriting, agency and other operating expenses	7,758	5,712	—		13,470	—		13,470
Total operating expenses	49,238	41,122	—		90,360	—		90,360
Operating income	26,048	14,358	—		40,406	(30)		40,376
Interest expense	1,519	3,980	5,302	(1a)	10,801	(8,522	)(2b)	2,279
Income taxes	8,636	4,001	(1,855	)(1b)	10,781	2,972	(2c)	13,754
Net income	16,123	6,712	(3,447)		19,388	5,520		24,908
Earnings Per Share:
Basic	1.12	1.30	N/A		3.84	N/A		5.17
Diluted	0.80	0.56	N/A		1.61	N/A		2.07
Weighted Average Shares Outstanding:
Basic	12,508,474	4,146,045	N/A		4,146,045	N/A		4,146,045
Diluted	20,093,596	12,044,004	N/A		12,044,004	N/A		12,044,004

(1)	Represents adjustment of the following as if the Holdings Transaction and issuance of the $65 million of senior notes occurred as of January 1, 2005:

(a)	Represents an adjustment for additional interest expense during the predecessor period at three month LIBOR plus 8% (12% for the period) and additional amortization on the $4.8 million in debt issuance costs that are being amortized over the seven year term of the loans. The pro forma adjustment is as follows:

Interest expense:
Additional interest expense to reflect a full-year of expense	$4,872
Additional amortization of debt issuance costs to reflect a full-year of expense	430

Pro forma adjustment	$5,302

(b)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustment (1)(b).

(2)	Represents the adjustment as of January 1, 2005 for the use of proceeds from this offering to repay the $65 million aggregate principal amount of senior notes:

(a)	Represents an adjustment to eliminate historical interest earned on the proceeds that remained after issuance of senior notes.

(b)	Represents an adjustment to eliminate historical interest expense that was incurred during the successor period at three month LIBOR plus 8% (12.16% for the period), eliminate the historical amortization recorded during the successor period on the $4.8 million in debt issuance costs that are being amortized over the seven year term of the senior notes, and eliminate pro forma adjustment (2)(b). The pro forma adjustment is as follows:

Interest expense:
Eliminate pro forma adjustment(2)(b)	$(5,302)
Eliminate historical interest expense	(2,964)
Eliminate historical amortization of debt issuance costs	(256)

Pro forma adjustment	$(8,522)

(c)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustments (2)(a) and (2)(b).
Reconciliation six months ended June 30, 2006 actual to
unaudited pro forma consolidated financial and operating data
      The following table sets forth the reconciliation of the unaudited pro forma adjusted information presented for the six months ended June 30, 2006 in the “Summary Historical And Unaudited Pro Forma Consolidated Financial and Other Data” with our actual historical consolidated financial and other data for that period. The unaudited pro forma adjusted information assumes the application of the net proceeds from this offering were used to repay the senior notes on the first day of the period presented. The pro forma adjusted information excludes the impact of interest expense, the amortization of debt issuance costs and related income tax effects arising from the issuance of the notes.

	Successor	Pro Forma
	Six Months	Adjustments For		Pro Forma Six
	Ended	Repayment of the		Months Ended
Income Statement Data:	June 30, 2006	Senior Notes		June 30, 2006

	($ in thousands, except share and per share data)
Direct and assumed written premiums	$113,242	—		$113,242
Net written premiums	53,937	—		53,937
Net earned premiums	56,857	—		56,857
Commissions and fees	8,763	—		8,763
Net investment income	4,271	$(31	)(1a)	4,240
Net realized losses on investments	(482)	—		(482)
Total operating revenues	69,409	(31)		69,378
Losses and loss adjustment expenses, net	29,962	—		29,962
Amortization of deferred acquisition costs	9,092	—		9,092
Amortization of intangible assets	583	—		583
Other operating expenses	7,379	—		7,379
Total operating expenses	47,016	—		47,016
Operating income	22,393	(31)		22,362
Interest expense	5,395	(4,511	)(1b)	884
Income taxes	6,039	1,568	(1c)	7,607
Net income	11,345	2,912		14,257
Earnings per share:
Basic	$2.26	N/A		$2.95
Diluted	0.92	N/A		1.16
Weighted average shares outstanding:
Basic	4,216,144	N/A		4,216,144
Diluted	12,324,179	N/A		12,324,179

(1)	Represents the adjustment as of January 1, 2006 for the use of a portion of the net proceeds from this offering to repurchased the $65 million aggregate principal amount of senior notes:

(a)	Represents an adjustment to eliminate historical interest earned on the proceeds that remained after issuance of the senior notes and purchase of shares from certain FMFC stockholders.

(b)	Represents an adjustment to eliminate historical interest expense that was incurred at LIBOR plus 8% (12.83% for the period) and the historical amortization of $4.8 million in debt issuance costs that were being amortized over the seven year term of the senior notes. The pro forma adjustment is as follows:

Interest expense: Eliminate historical interest expense	$(4,169)
Eliminate historical amortization of debt issuance costs	(342)

Pro forma adjustment	$(4,511)

(c)	Represents the tax effect based on the statutory rate of 35% on pro forma adjustments (1)(b) and (1)(c).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
      The table shown below presents our selected historical consolidated financial and other data for the five years ended December 31, 2005 and the six months ended June 30, 2006 and 2005, which have been derived from our audited consolidated financial statements and unaudited condensed interim consolidated financial statements which appear elsewhere in our prospectus. The summary historical consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the “Summary Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and the consolidated annual and interim financial statements and accompanying notes included elsewhere in this prospectus.
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior rate notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings will be merged into FMFC prior to the completion of this offering and the senior notes will be repaid in full with a portion of the net proceeds from this offering.
      The selected historical consolidated financial and other data presented below for each of the years in the four-year period ended December 31, 2004 (Predecessor), for the period from January 1, 2005 through August 16, 2005 (Predecessor), and for the period from August 17, 2005 through December 31, 2005 (Successor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data for each of the six month periods ended June 30, 2005 (Predecessor) and June 30, 2006 (Successor) have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The operating results for the six months ended June 30, 2006 are not necessarily indicative of the results of our operations for the full year 2006 or any future periods.

	Successor	Predecessor	Successor	Predecessor

	Six Months	Six Months	August 17,	January 1,
	Ended	Ended	2005 to	2005 to	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	December 31,	August 16,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2005	2005	2004(1)	2003	2002	2001

	($ in thousands, except for share and per share data)
Income Statement Data:
Direct and assumed written premiums	$113,242	$83,616	$71,040	$104,856	$92,066	$48,735	$49,255	$40,326
Net written premiums	53,937	56,358	37,228	68,473	72,895	48,469	41,968	37,436
Net earned premiums	56,857	44,356	40,146	57,576	61,291	40,338	39,981	35,847
Commissions and fees	8,763	10,341	12,427	13,649	33,730	33,489	20,793	12,895
Net investment income	4,271	3,221	2,629	4,119	4,619	3,983	4,426	3,864
Net realized gains (losses) on investments	(482)	(75)	278	(58)	(120)	813	435	330
Total operating revenues	69,409	57,843	55,480	75,286	99,520	78,623	65,634	52,936
Losses and loss adjustment expenses, net	29,962	21,244	27,022	28,072	26,854	21,732	23,832	23,918
Amortization of deferred acquisition expenses	9,092	9,873	7,954	12,676	15,713	11,995	13,350	12,290
Amortization of intangible assets	583	583	434	732	632	—	—	—
Underwriting, agency, and other operating expenses	7,379	6,587	5,712	7,758	26,953	29,923	22,134	15,395
Total operating expenses	47,016	38,287	41,122	49,238	70,152	63,650	59,316	51,603
Operating income	22,393	19,556	14,358	26,048	29,368	14,973	6,318	1,333
Interest expense	5,395	1,211	3,980	1,519	1,697	965	821	985
Income taxes	6,039	6,465	4,001	8,636	10,006	3,288	761	100
Net income	11,345	11,917	6,712	16,123	17,735	10,977	4,702	(240)
Balance Sheet Data:
Total investments	223,166	203,249	211,025	202,013	171,659	114,901	91,125	76,711
Total assets	419,427	313,749	365,597	321,863	253,965	159,011	128,515	108,413
Loss and loss adjustment expense reserves	150,940	84,842	113,864	92,153	68,699	61,727	59,449	48,143
Unearned premium reserves(2)	95,368	76,629	84,476	77,778	52,484	24,423	15,624	13,076
Long-term debt	85,620	27,535	85,620	27,535	29,535	17,754	13,000	13,559
Total stockholders’ equity	74,451	102,983	64,327	106,908	91,630	36,340	27,411	22,037
Earnings Per Share Data(3):
Basic	$2.26	$0.82	$1.30	$1.12	$1.32	$0.95	$0.40	$(0.02)
Diluted	$0.92	$0.59	$0.56	$0.80	$1.05	$0.91	$0.40	$(0.02)
Weighted average shares outstanding basic	4,216,144	12,536,224	4,146,045	12,536,224	12,041,334	11,610,068	11,610,068	11,610,068
Weighted average shares outstanding diluted	12,324,179	20,226,394	12,044,004	20,093,596	16,872,247	12,031,433	11,646,589	11,610,068
GAAP Underwriting Ratios:
Loss ratio(4)	52.7%	47.9%	67.3%	48.8%	43.8%	53.9%	59.6%	66.7%
Expense ratio(5)	19.1%	20.1%	8.7%	18.3%	18.9%	20.9%	36.7%	41.3%
Combined ratio(6)	71.8%	68.0%	76.0%	67.1%	62.7%	74.8%	96.3%	108.0%
Other Data:
Annual return on average stockholders’ equity	32.7%	24.5%	29.0%	26.0%	27.7%	34.4%	19.0%	(1.1)%
Debt to total capitalization ratio	53.5%	21.1%	57.1%	20.5%	24.4%	32.8%	32.2%	38.1%

(1)	Includes ARPCO’s operations from the date of the acquisition of ARPCO in June 2004.

(2)	Unearned premium reserves are established for the portion of premiums that is allocable to the unexpired portion of the policy term.

(3)	Earnings per share and weighted average shares outstanding reflect a 925-for-1 stock split of our common stock which will occur prior to the completion of this offering. Upon conversion of the convertible preferred stock, the only significant difference between basic and diluted earnings per share will relate to the treatment of options.

(4)	Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.

(5)	Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.

(6)	Combined ratio is the sum of the loss ratio and the expense ratio.

QUARTERLY RESULTS OF OPERATIONS
      The following table sets forth selected unaudited quarterly consolidated income statement and operations data for our most recent eight fiscal quarters during the two year period ended June 30, 2006. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the “Selected Historical Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for the full fiscal years or for any future period.
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior rate notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Immediately prior to the completion of this offering, Holdings will be merged into FMFC and the senior notes will be repaid with a portion of the net proceeds from this offering. The quarterly data for the three months ended September 30, 2005 reflects the combined results of the predecessor and successor of the aforementioned transaction for that period.
Selected Quarterly Data

	Successor			Combined	Predecessor

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004

	($ in thousands)
Income Statement Data(1):
Net earned premiums	$28,328	$28,529	$27,489	$25,877	$23,907	$20,449	$17,458	$15,730
Commissions and fees	4,319	4,444	9,260	6,476	5,123	5,218	4,683	7,966
Net investment income	2,121	2,150	1,758	1,769	1,751	1,470	1,152	1,174
Net realized gains (losses) on investments	(329)	(153)	262	33	(3)	(72)	(202)	13
Total operating revenues	34,439	34,970	38,769	34,155	30,778	27,065	23,091	24,883
Losses and loss adjustment expenses, net	15,055	14,907	20,485	13,365	12,056	9,188	7,182	6,665
Amortization of deferred acquisition expenses	4,198	4,894	5,271	5,486	5,080	4,793	4,280	4,749
Amortization of intangible assets	291	292	291	292	291	292	257	375
Underwriting, agency and other operating expenses	3,169	4,210	2,307	4,578	2,219	4,367	2,488	4,111
Operating income	11,726	10,667	10,415	10,434	11,132	8,425	8,884	8,983
Interest expense	2,747	2,648	2,613	1,675	612	599	589	527
Income taxes	3,170	2,869	3,000	3,172	3,456	3,009	3,191	2,901
Net income	5,966	5,379	4,949	5,969	6,801	5,116	5,103	5,556

	Successor			Combined	Predecessor

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004

	($ in thousands)
GAAP Underwriting Ratios(1):
Loss ratio(2)	53.1%	52.3%	74.5%	51.6%	50.4%	44.9%	41.1%	42.4%
Expense ratio(3)	15.6%	22.5%	(4.0)%	24.1%	14.9%	25.8%	16.0%	14.7%
Combined ratio(4)	68.7%	74.8%	70.5%	75.8%	65.3%	70.7%	57.1%	57.1%

(1)	Includes the operations of ARPCO from the date of acquisition of ARPCO in June 2004.

(2)	Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.

(3)	Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.

(4)	Combined ratio is the sum of the loss ratio and the expense ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” and elsewhere in this prospectus that could cause actual results to differ materially from those expressed in, or implied by, those forward-looking statements.
Overview
      We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 33 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed the underwriting expertise and cost-efficient infrastructure which have enabled us to underwrite such risks profitably. Over the last six years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors.
      As primarily an E&S lines underwriter, our core principle is to generate underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each policy. Our combined ratio, a measure of underwriting profitability, has averaged 69.4% over the past three years. In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 28.6% over the past three years.
      FMFC is a holding company for our operating subsidiaries. Our operations are conducted with the goal of producing overall profits by strategically balancing underwriting profits from our insurance subsidiaries with the commissions and fee income generated by our non-insurance subsidiaries. FMFC’s principal operating subsidiaries are CoverX, FMIC, ANIC and ARPCO.
      CoverX produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. CoverX receives commissions from affiliated insurance companies, reinsurers, and non-affiliated insurers as well as policy fees from wholesale and retail insurance brokers. The commission and fee income earned by CoverX is less dependent on the underwriting results of our insurance subsidiaries and thus provides diversification to our revenue stream. Over the past three years, the premiums generated from insurance policies sold through CoverX, which we refer to as premiums produced, has increased from $120.2 million to $188.5 million.
      FMIC and ANIC are our two insurance subsidiaries. FMIC writes substantially all the policies produced by CoverX. ANIC provides quota share reinsurance to FMIC. Prior to the change in business model discussed below, FMIC and ANIC primarily provided quota share reinsurance to third party insurance companies that issued policies to CoverX customers under fronting arrangements. FMIC also provides claims handling and adjustment services for policies produced by CoverX and directly written by third parties.
      ARPCO, which we acquired from an affiliate in June 2004, provides third party administrative services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO is solely a fee-based business and receives fees for these services and commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.
Holdings Transaction
      On August 17, 2005, we completed a transaction in which we formed Holdings to purchase shares of FMFC common stock from certain FMFC stockholders and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, Glencoe became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65 million aggregate principal amount of senior notes by Holdings. Holdings will be merged into FMFC prior to the completion of this offering, and the senior notes will be repaid in full with a portion of the net proceeds from this offering.
      As a result of the acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Our fiscal 2005 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2005 through August 16, 2005, and (ii) the successor period from August 17, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2005 when comparing them to our operating results for 2004 because it would not be meaningful to discuss the partial period from January 1, 2005 through August 16, 2005 (Predecessor) separately from the period from August 17, 2005 to December 31, 2005 (Successor) when comparing 2005 operating results to 2004 operating results.
Change in Business Model
      In June 2004, an investment by Glencoe along with additional cash from FMFC, increased FMIC’s statutory surplus by $26 million. As a result of this capital infusion, A.M. Best raised FMIC’s financial strength rating to “A–,” and beginning in July 2004, FMIC began directly writing the majority of new and renewal policies produced by CoverX.
      Prior to June 2004 and our insurance subsidiary’s rating upgrade with A.M. Best to “A-,” we did not directly write a significant amount of insurance produced by CoverX through our insurance subsidiaries, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies underwritten and produced by CoverX. Under these fronting arrangements, policies produced by CoverX were directly written by third party insurers, which are commonly referred to as fronting insurers. Under these fronting arrangements, we controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded to other reinsurers. We paid the fronting insurers a fee for this arrangement and were required to maintain collateral grant trusts to cover losses and loss adjustment expenses and unearned premiums. We entered into fronting arrangements because our customers require an A.M. Best rating of “A-” or greater and FMIC’s A.M. Best rating was “B+” prior to the $26 million increase in its statutory surplus. By utilizing fronting arrangements, we were able to use the availability, capacity and rating status of the fronting insurers to market insurance. With our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX. We currently only use fronting arrangements when they serve our business purpose and CoverX has continued to provide broker and general agent services to third party insurers although we do not expect revenues generated from such services to be significant.
      As a result of our shift from the fronting model to the direct writing model, fees we paid to fronting insurers and a portion of our administrative expenses related to interacting with fronting insurers were eliminated, which has reduced our expenses. As a result of the decrease in fronting and administrative expenses, the shift to the direct writing model has increased our profitability. We are no longer subject to the underwriting and claims oversight of fronting insurers nor are we required to fund collateral grantor trust accounts. In addition, we are not dependent on the availability, capacity or rating status of fronting insurers.
      This change in our business model impacted our operating results and the comparability of 2005 to 2004 and 2004 to 2003 operating results in several ways, including the following:

•	Direct, Assumed and Ceded Written Premiums: The elimination of the fronting arrangement resulted in an increase in our direct written premiums because we no longer relied on fronting insurers to directly write insurance that we then reinsured or placed with other reinsurers. The increase in our direct written premiums resulted in a corresponding decrease in our assumed written premiums, and an increase in our ceded written premiums from 2003 to 2005.

•	Net Written and Earned Premiums: The change in business model did not have a significant impact on our net written or earned premiums.

•	Insurance Underwriting Commissions: Under the fronting model, we received fixed rate commission income on all premiums produced by CoverX for fronting insurers, as well as profit sharing commission income on all premiums produced that were retained by fronting insurers or ceded to third party insurers. Under the direct writing model, we do not report commission income on premiums written by our insurance subsidiaries because they are eliminated for consolidated financial statement purposes. The change in our business model therefore resulted in a decrease of our insurance underwriting commission income from 2003 to 2005.

•	Assumed Reinsurance Commission Expense: Under the fronting model, other operating expenses included fixed commissions incurred under assumed reinsurance agreements with the fronting insurers, and, in some cases, profit sharing expense incurred related to assumed reinsurance agreements. The fronting fees charged to us by the fronting insurers were added to the commission expenses incurred or were deducted from the fixed commissions earned by CoverX. The change in our business model therefore resulted in a decrease of our assumed reinsurance commission expense from 2003 to 2005.

•	Ceded Reinsurance Commissions: Under the direct writing model, we earn ceding commissions on insurance risks ceded from FMIC to third party insurers under reinsurance treaties and earn ceded profit sharing commissions on ceded reinsurance. Under the fronting model, these ceding commissions were paid to the fronting insurer by the reinsurers who received the corresponding premiums. Both of these items are reported as an offset to our other operating expenses. The change in our business model resulted in an increase in our ceded reinsurance commissions from 2003 to 2005.
      Our discussion and analysis of financial condition and results of operations should be read with an understanding of this change in our business model.
Premiums Produced
      We use the operational measure “premiums produced” to identify premiums generated from insurance policies sold through CoverX on insurance policies that it produces and underwrites on behalf of FMIC and under fronting relationships. Premiums produced includes both our direct written premiums and premiums directly written by our fronting insurers, all of which are produced and underwritten by CoverX. Although the premiums billed by CoverX under fronting relationships are directly written by the fronting insurer, we control the ultimate placement of those premiums, by either assuming the premiums by our insurance subsidiaries or arranging for the premiums to be ceded to third party reinsurers. The operational measure “premiums produced” is used by our management, reinsurers, creditors and rating agencies as a meaningful measure of the dollar growth of our underwriting operations because it represents the premiums that we control by directly writing insurance and by our fronting relationships. It is also a key indicator of our insurance underwriting operations’ revenues, and is the basis for broker commission expense calculations in our consolidated income statement. We generate direct and net earned premium income from premiums directly written by our insurance subsidiaries, and generate commission income, profit sharing commission income and assumed written and earned premiums from premiums directly written by third party insurance companies. We believe that premiums produced is an important operational measure of our insurance underwriting operations, and refer to it in the following discussion and analysis of financial condition and results of our operations.
Critical Accounting Policies

Use of Estimates
      In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and the recoverability of deferred tax assets.

Loss and Loss Adjustment Expense Reserves
      The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as Case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on open reported cases, which are referred to as IBNR reserves. We do not discount the reserves for losses and loss adjustment expenses.
      We allocate the applicable portion of our estimated loss and loss adjustment expense reserves to amounts recoverable from reinsurers under ceded reinsurance contracts and report those amounts separately from our loss and loss adjustment expense reserves as an asset on our balance sheet.
      The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

•	actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;

•	estimates of future trends in claims severity and frequency;

•	assessment of asserted theories of liability; and

•	analysis of other factors, such as variables in claims handling procedures, economic factors, and judicial and legislative trends and actions.
      Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. In addition, the establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. Accordingly, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimated reserves are included in the results of operations in the period in which the estimate is revised.
      Our reserves consist entirely of reserves for liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by the Company under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates.

Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current operations.
      When a claim is reported to us, our claims department completes a case-basis valuation and establishes a case reserve for the estimated amount of the ultimate payment as soon as practicable after receiving notice of a claim and after it has sufficient information to form a judgment about the probable ultimate losses and loss adjustment expenses associated with that claim.
      We take into consideration the facts and circumstances for each claim filed as then known by our claims department, as well as actuarial estimates of aggregate unpaid losses and loss expenses based on our experience and industry data, and expected future trends in loss costs. The amount of unpaid losses and loss adjustment expense for reported claims, which we refer to as case reserves, is based primarily upon a claim by claim evaluation of coverage, including an evaluation of the following factors:

•	the type of loss;

•	the severity of injury or damage;

•	our knowledge of the circumstances surrounding the claim;

•	jurisdiction of the occurrence;

•	policy provisions related to the claim;

•	expenses intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims, costs of outside adjusters and experts, and all other expenses which are identified to the case; and

•	any other information considered pertinent to estimating the indemnity and expense exposure presented by the claim.
      Our claims department updates their case-basis valuations continuously to incorporate new information. We also use actuarial analyses to estimate both the costs of losses and allocated loss adjustment expenses that have been incurred but not reported to us and the expected development of costs of losses and loss adjustment expenses on open reported cases.
      We determine IBNR reserve estimates separately for our security classes and for our other specialty classes, since we have extensive historical experience data on the security classes and limited historical experience data for our other specialty classes. For security classes, our IBNR reserve estimates are determined using our actual historical loss and loss adjustment expense experience and reporting patterns from our loss and loss adjustment expense database which covers the last 21 years. For other specialty classes, for which we have six years or less of historical data in our database, our estimates give significant weight to industry loss and loss adjustment expense costs and industry reporting patterns applicable to our classes, from industry sources including actuarial circulars published by Insurance Services Offices (ISO) in combination with our actual paid and incurred loss and loss adjustment expenses. Our estimates also include estimates of future trends that may affect the frequency of claims and changes in the average cost of potential future claims.
      We also estimate bulk reserves for our unallocated loss adjustment expenses not specifically identified to a particular claim, namely our internal claims department salaries and associated general overhead and administrative expenses associated with the adjustment and processing of claims. These estimates, which are referred to as ULAE reserves, are based on internal cost studies and analyses reflecting the relationship of unallocated loss adjustment expenses paid to actual paid and incurred losses. We select factors that are applied to Case reserves and to IBNR reserve estimates in order to estimate the amount of unallocated loss reserves applicable to estimated loss reserves at the balance sheet date.

      Our reserves for losses and loss adjustment expenses at June 30, 2006 and at December 31, 2005, 2004, and 2003, gross and net of ceded reinsurance were as follows:
Gross and Net of Reinsurance Reserves

		December 31
	June 30,
	2006	2005	2004	2003

Gross
Case reserves	$42,223	$36,200	$27,929	$29,378
IBNR and ULAE reserves	108,717	77,664	40,770	32,349

Total reserves	$150,940	$113,864	$68,699	$61,727

Net of reinsurance
Case reserves	$35,137	$32,874	$26,544	$28,031
IBNR and ULAE reserves	73,453	59,121	36,502	28,613

Total	$108,590	$91,995	$63,046	$56,644

      We utilize accepted actuarial methods to arrive at our loss and loss adjustment expense IBNR reserve estimates. The determination of our best estimate of ultimate loss and loss adjustment expenses and IBNR reserves requires significant actuarial analysis and judgment, both in application of these methods and in the use of the results of these methods. The principal methods we use include:

•	The Loss Development Method - based on paid and reported losses and loss adjustment expenses and loss and loss adjustment expense reporting and payment and reporting patterns;

•	The Bornhuetter-Ferguson Method - based on paid and reported losses and loss adjustment expenses, expected loss and loss adjustment expense ratios, and loss and loss adjustment expense reporting and payment and reporting patterns; and

•	The Expected Loss Ratio Method - based on historical or industry experience, adjusted for changes in premium rates, coverage restrictions and estimated loss cost trends.
      Our estimates for security classes and other specialty classes give different weight to each of these methods based upon the amount of historical experience data we have and our judgments as to what method we believe will result in the most accurate estimate. The application of each method for security classes and other specialty classes may change in the future if we determine a different emphasis for each method would result in more accurate estimates.
      We apply these methods to net paid and incurred loss and loss adjustment expense and net earned premium information after ceding reinsurance to determine ultimate net loss and loss adjustment expense and net IBNR reserves. Since our ceded reinsurance is principally on a quota share basis, we determine our ceded IBNR reserves based on the ultimate net loss and loss adjustment expense ratios determined in the estimation of our net IBNR reserves. Ceded case reserves are allocated based on monthly or quarterly reinsurance settlement reports prepared in accordance with the reporting and settlement terms of the ceded reinsurance contracts.
      For security classes where we have many years of historical experience data, we perform semi-annual analyses of the payment and reporting patterns of losses and loss adjustment expenses as well as reported and closed claims by accident year for security guard, alarm, and safety equipment sub-classes. We have generally relied primarily on the Loss Development Method in calculating ultimate losses and loss adjustment expenses for the more mature accident years, applying our historical loss and loss adjustment expense reporting patterns to paid and incurred losses and loss adjustment expenses reported to date by accident year to estimate ultimate loss and loss adjustment expense and IBNR reserves. Our reserve estimates for the more recent, less mature accident years have relied more on the Bornhuetter-Ferguson Method to calculate expected loss and loss adjustment expense ratios. Although we have calculated the results from the Expected Loss Ratio Method for the less mature years, we have not relied significantly on this method due to the more meaningful results of the other methods we have used for security classes.
      During 2005 the Company experienced approximately $12.8 million in net prior accident year development in its security classes, primarily in accident years 2000-2002, principally in the safety equipment sub-class. The prior year reserve development occurred due to new information which emerged during 2005 on a small number of high severity cases, causing increased net Case reserve valuations or loss and loss adjustment expense payments of $7.4 million that were not anticipated in our prior years’ IBNR reserve estimates. This development was inconsistent with our historical loss and loss and loss adjustment expense reporting patterns. As a result, we also increased net IBNR reserves by $5.4 million in the affected accident years, and sub-classes, and we increased the expected loss and loss adjustment expense ratios and the reporting patterns used in our reserve estimates for subsequent accident years in those sub-classes. The impact of these increases on our more recent accident years’ IBNR reserves are mitigated somewhat by the purchase of excess reinsurance coverage for high severity cases that is in place beginning in June 2004, but was not in place during most of the accident year periods experiencing development on prior year reserves. In addition, our security classes were completely re-underwritten during 2001 and 2002, and large rate increases and extensive use of restrictive and exclusionary coverage policy forms were subsequently implemented, resulting in significant reductions in claims frequency and in reported incurred loss and loss adjustment expense ratios for subsequent accident years. See “— Fiscal Year 2005 Compared to Fiscal Year 2004”, “— Losses and Loss Adjustment Expenses”.
      For other specialty classes, we have relied more on the Bornhuetter-Ferguson Method in calculating our semi-annual reserve estimates. Although we use the Loss Development Method, we have not relied significantly on it as we are still building our experience database for other specialty classes. We have also used the Expected Loss Ratio Method, which we have developed from industry loss cost information, adjusted for changes in premium rates, coverage restrictions, and estimated loss cost trends. We have six years or less of historical experience of losses and loss adjustment expenses for other specialty classes, so we have relied on industry reporting patterns included in actuarial circulars published by Insurance Services Offices (“ISO”) by sub-class groupings that are consistent with our class profiles within our other specialty classes.
      From 2000 through 2004, our reserve estimates for other specialty classes utilized industry loss and loss adjustment expense reporting pattern information that was included in actuarial circulars available from ISO in 2000. New, updated ISO industry loss and loss adjustment expense reporting pattern information became available during 2005 which was more detailed for each of the sub-class groupings within other specialty classes. The new industry information reflected higher and slower loss reporting patterns than the industry information that was previously available. This was due to a number of factors, including more recent data, additional data from different sources and more detailed segmentation of the data. We have compared the new industry reporting pattern information to our actual loss experience and have determined that the new information more closely aligns with our emerging experience, coverage class groupings and limits profiles for other specialty classes. As a result, in the fourth quarter of 2005, we adopted usage of the new industry loss reporting pattern information in our reserve estimates for all accident years, resulting in increases in prior years’ reserves, and in higher 2005 and later accident year reserve estimates. This change in loss reporting pattern assumptions resulted in the majority of the $6.2 million in prior accident year development that occurred in specialty classes during 2005. See “— Fiscal Year 2005 Compared to Fiscal Year 2004”, “— Losses and Loss Adjustment Expenses”.
      Our reserve analysis determines an actuarial point estimate rather than a range of reserve estimates. We do not compute estimated ranges of loss reserves. Because of the inherent variability in liability losses, point estimates using appropriate actuarial methods and reasonable assumptions provide the best estimate of reserves.
      We review loss and loss adjustment expense reserves on a regular basis. We supplement this internal review by engaging an independent actuary. The same independent actuary has conducted semi-annual external analyses for us for the past 12 years. The independent actuary also provides the annual reserve certification in accordance with insurance regulatory requirements. The carried reserves reflect management’s best estimate of the outstanding losses and loss adjustment expense liabilities. Management arrived at this estimate after reviewing both the internal and external analyses.
      During the first six months of an accident year, for both security classes and other specialty classes, we used the Expected Loss Ratio Method based on the previous year end estimates for the previous accident year, adjusted for estimated changes in premium rates, coverage restrictions and estimated loss cost trends. We monitor emerging loss experience monthly and make adjustments to the current accident year expected loss ratio as we believe appropriate. Throughout the year we also compare actual emerging loss development on prior accident years to expected loss development included in our prior accident years’ loss reserve estimates and make quarterly interim adjustments to prior years’ reserve estimates during interim reporting periods as we believe appropriate.
      Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. The most significant assumptions affecting our IBNR reserve estimates are expected loss and loss adjustment expense ratios, and expected loss and loss adjustment expense reporting patterns. These vary by underwriting class, sub-classes, and accident years, and are subject to uncertainty and variability with respect to any individual accident year and sub-class. Generally, the reserves for the most recent accident years depend heavily on both assumptions. The most recent accident years are characterized by more unreported losses and less information available for settling claims, and have more inherent uncertainty than the reserve estimates for more mature accident years. The more mature accident years depend more on expected loss and loss expense reporting patterns.
      The following sensitivity analysis represents reasonably likely levels of variability in these assumptions in the aggregate. Individual classes and sub-classes and accident years have different degrees of variability in both assumptions and it is not reasonably likely that each assumption for each sub-class and accident year would vary in the same direction and to the same extent in the same reporting period. We believe the most meaningful approach to the sensitivity analysis is to vary the ultimate loss and loss adjustment expense estimates that result from application of the assumptions. We apply this approach on an accident year basis, reflecting the reasonably likely differences in variability by level of maturity of the underlying loss experience for each accident year, using variability factors of plus or minus 10% for the most recent accident year, 5% for the preceding accident year, and 2.5% for the second preceding accident year. There is minimal expected variability for accident years at four or more years’ maturity.

      The following table includes net ultimate loss and loss adjustment expense amounts by accident year from our statutory filing for our insurance subsidiaries for the year ended December 31, 2005, which are equal to the net ultimate loss and loss adjustment expense amounts by accident year included in our loss and loss adjustment expense reserve estimates in the consolidated financial statements at December 31, 2005. The use of net of ceded reinsurance amounts is most meaningful since the vast majority of our ceded reinsurance is on a quota share basis. We have applied the sensitivity factors to each accident year amount and have calculated the amount of potential net reserve change and the impact on 2005 reported pre-tax income and on net income and stockholders’ equity at December 31, 2005. We do not believe it is appropriate to sum the illustrated amounts as it is not reasonably likely that each accident year’s reserve estimate assumptions will vary simultaneously in the same direction to the full extent of the sensitivity factor.

				Potential
	Ultimate Loss	December 31, 2005	Potential	Impact on 2005
	and LAE	Ultimate Losses	Impact on 2005	Net Income and
	Sensitivity	and LAE Net of	Pre-Tax	December 31, 2005
	Factor	Ceded Reinsurance	Income	Stockholder’s Equity

	(Dollars in thousands)
Increased Ultimate Losses & LAE
Accident Year 2005	10.00%	$36,105	$(3,611)	$(2,347)
Accident Year 2004	5.00%	$24,326	$(1,216)	$(791)
Accident Year 2003	2.50%	$16,472	$(412)	$(268)
Decreased Ultimate Losses & LAE
Accident Year 2005	(10.00)%	$36,105	$3,611	$2,347
Accident Year 2004	(5.00)%	$24,326	$1,216	$791
Accident Year 2003	(2.50)%	$16,472	$412	$268

Revenue Recognition
      Premiums. Premiums are recognized as earned using the daily pro rata method over the terms of the policies. When premium rates increase, the effect of those increases will not immediately affect earned premium. Rather, those increases will be recognized ratably over the period of coverage. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of policies-in-force. As policies expire, we audit those policies comparing the estimated premium rating units that were used to set the initial premium to the actual premiums rating units for the period and adjust the premiums accordingly. Premium adjustments identified as a result of these audits are recognized as earned when identified.
      Commissions and Fees. Wholesale agency commissions and fee income from unaffiliated companies are earned at the effective date of the related insurance policies produced or as services are provided under the terms of the administrative and service provider contracts. Related commissions to retail agencies are concurrently expensed at the effective date of the related insurance policies produced. Profit sharing commissions due from certain insurance companies, based on losses and loss adjustment expense experience, are earned when determined and communicated by the applicable insurance company.

Investments
      Our marketable investment securities, including money market accounts held in our investment portfolio, are classified as available-for-sale and, as a result, are reported at market value. A decline in the market value of any security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. In most cases, declines in market value that are deemed temporary are excluded from earnings and reported as a separate component of stockholders’ equity, net of the related taxes, until realized. The exception of this rule relates to investments with embedded derivatives, primarily convertible debt securities.

      Premiums and discounts are amortized or accreted over the life of the related debt security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Deferred Policy Acquisition Costs
      Policy acquisition costs related to direct and assumed premiums consist of commissions, underwriting, policy issuance, and other costs that vary with and are primarily related to the production of new and renewal business, and are deferred, subject to ultimate recoverability, and expensed over the period in which the related premiums are earned. Investment income is included in the calculation of ultimate recoverability.

Goodwill and Other Intangible Assets
      We perform an annual impairment test for goodwill. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis, or earlier if triggering events occur, to determine if there is potential goodwill impairment. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.
      In accordance with SFAS No. 142, intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
      The following table summarizes our results for the six months ended June 30, 2006 and 2005:

	Six Months Ended
	June 30,

	2006	2005	Change

	($ in thousands)
Operating revenues
Net earned premiums	$56,857	$44,356	28%
Commissions and fees	8,763	10,341	(15)
Net investment income	4,271	3,221	33
Net realized losses on investments	(482)	(74)	551

Total operating revenues	69,409	57,844	20

Operating expenses
Losses and loss adjustment expenses, net	29,962	21,244	41
Amortization of intangible assets	583	583	—
Other operating expenses	16,471	16,460	0

Total operating expenses	47,016	38,287	23

Operating income	22,393	19,557	15
Interest expense	5,009	1,175	326

Income before income taxes	17,384	18,382	(5)
Income taxes	6,039	6,465	(7)

Net income	$11,345	$11,917	(5)%

Loss ratio	52.7%	47.9%	4.8 points
Expense ratio	19.1%	20.1%	(1.0 points )

Combined ratio	71.8%	68.0%	3.8 points

Premiums Produced
      Premiums produced, which consists of all of the premiums billed by CoverX, for the six months ended June 30, 2006 were $119.1 million, a $28.9 million or 32% increase over $90.2 million in premiums produced during the six months ended June 30, 2005. This growth was primarily attributable to $23.8 million in net new business, including expansion in the Northeast, the addition of a legal professional liability program and continued growth in existing markets, as well as to $5.1 million in increased premiums on the audit of expiring policies.

Operating Revenue
      Net Earned Premiums

	Six Months Ended
	June 30,

	2006	2005	Change

	($ in thousands)
Written premiums
Direct	$110,980	$79,308	40%
Assumed	2,262	4,308	(48)
Ceded	(59,305)	(27,258)	118

Net written premiums	$53,937	$56,358	(4)%

Earned premiums Direct	$100,372	$45,787	119%
Assumed	1,615	14,102	(89)
Ceded	(45,876)	16,380	180
Earned but unbilled premiums	746	847	(12)

Net earned premiums	$56,857	$44,356	28%

      Direct written premiums increased $31.7 million or 40%. Direct earned premiums increased $54.6 million in the six months ended June 30, 2006, or 119%, compared to the six months ended June 30, 2005. The increases in direct written premiums and direct earned premiums were due primarily to the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to write substantially all of the new and renewal policies produced by CoverX. Direct earned premiums increased at a higher rate than direct written premiums because as of June 30, 2006, we had the benefit of a full year of direct written premiums with minimal fronting. As of June 30, 2005, while the change in business model had been in effect for a full year, the first six months after the change was more of a gradual shift away from fronting towards directly writing policies and as such, there were lower volumes of policies to be earned as of June 30, 2005.
      Assumed written premiums decreased $2.0 million, or 48%, and assumed earned premiums decreased $12.5 million or 89%. These decreases were consistent with the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.
      Ceded written premiums increased $32.0 million, or 118%, and ceded earned premiums increased $29.4 million, or 180%, in the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This was due to the increase in premiums produced as well as elections to increase premiums ceded under our current quota share arrangement by 10% (to 40%) in July 2005 and by 10% (to 50%) in January 2006. The time lag between ceded premium being written and ceded premium being earned resulted in a more substantial increase in the ceded earned premium.
      Commissions and Fees

	Six Months
	Ended June 30,

	2006	2005	Change

	($ in thousands)
Insurance underwriting commissions and fees	$3,044	$5,306	(43)%
Insurance services commissions and fees	5,719	5,035	14

Total commissions and fees	$8,763	$10,341	(15)%

      Insurance underwriting commissions and fees decreased $2.3 million or 43% from the six months ended June 30, 2005 to the six months ended June 30, 2006. This was primarily the result of the change in our business model, which resulted in an increase in direct written premiums as a percentage of premiums produced, and insurance underwriting commissions and fees decreased. This decline was offset by the impact of the increase in premiums produced. Insurance services commissions and fees, which were principally ARPCO income and not related to premiums produced, increased $0.7 million, or 14%. The major components of that increase included approximately $0.3 million in increased management fees due to increased membership and approximately $0.1 million in increased claims handling and service fees.
      Net Investment Income and Realized Losses on Investments. During the six months ended June 30, 2006, net investment income earned was $4.3 million, a $1.1 million, or 33%, increase from $3.2 million reported in the six months ended June 30, 2005 primarily due to the increase in invested assets over the period. At June 30, 2006, invested assets were $223.2 million, a $20.0 million or 10% increase over $203.2 million of invested assets at June 30, 2005 due to increases in net written premiums. Net investment income earned continued to benefit from higher reinvestment rates as proceeds from maturing bonds were reinvested at currently higher interest rates. The annualized investment yield (net of investment expenses) was 3.7% and 3.3% at June 30, 2006 and June 30, 2005, respectively. The increase was the result of the general increase in market interest rates offset by increased allocation to municipal securities.
      During the six months ended June 30, 2006 realized capital losses were $0.5 million, a $0.4 million increase over the net realized capital losses of $0.1 million during the six months ended June 30, 2005. During the six months ended June 30, 2006, we reduced our exposure to corporate bonds while increasing our exposure to municipal bonds and asset backed securities. In addition, we shifted our allocation within the municipal sector to capitalize on opportunities to enhance after tax income. In addition, the 2006 realized losses were impacted by other-than temporary impairments of $0.2 million. Most of this other-than temporary impairment was the result of one asset backed position that experienced deteriorating credit fundamentals.

Operating Expenses
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses incurred during the six months ended June 30, 2006 increased by approximately $8.7 million, or 41%, over the six months ended June 30, 2005. This increase was primarily due to the growth in net earned exposures, which was reflected in the approximately 28% increase in net earned premiums and an increase in the accident year loss and loss adjustment expense ratio. In addition, loss and loss adjustment expense reserve development in the 2000 and 2002 accident years, offset somewhat by favorable development on unallocated loss adjustment expense reserves, was approximately $1.0 million. The development on accident year 2000 and 2002 reserves was concentrated primarily in the safety equipment class and in the run-off public officials class, a very small class of policies that was discontinued in 2003, as a result of obtaining new information on several high severity cases.
      The increase in the accident year loss and loss adjustment expense ratio was primarily related to the adoption of updated industry loss development pattern assumptions in our reserve estimates for other specialty classes during the fourth quarter of 2005, changes in the mix of classes of earned exposures, increased loss and loss adjustment expense cost trends, and increased premium rate competition. See “— Reconciliation of Unpaid Loss and Loss Adjustment Expenses” for further detail.

      Other Operating Expenses

	Six Months Ended
	June 30,

	2006	2005	Change

	($ in thousands)
Amortization of deferred acquisition costs	$9,092	$9,873	(8)%
Ceded reinsurance commissions	(17,962)	(6,924)	159
Other underwriting and operating expenses	25,341	13,511	88

Other operating expenses	$16,471	$16,460	0%

      During the six months ended June 30, 2006, other operating expenses were consistent from the six months ended June 30, 2005. Amortization of acquisition expenses decreased by $0.8 million or 8% as a result of the growth in net earned premiums, more than offset by a decline in the rate of acquisition expenses on premiums. Ceded reinsurance commissions increased $11.0 million or 159%. This was due to the increase in direct written premiums and ceded premiums, as well as our election to increase premiums ceded under our quota share arrangement by 10% (to 40%) in July 2005 and by 10% (to 50%) in January 2006. Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, increased by $11.8 million. Insurance underwriting commissions increased by $3.6 million, and other acquisition costs and general and underwriting expenses increased by $2.4 million. In addition, the aforementioned increase in ceding commissions caused deferrals of acquisition costs to decline by $5.8 million.
      Interest Expense

	Six Months Ended
	June 30,

	2006	2005	Change

	($ in thousands)
Senior notes	$4,169	$—	N/M
Junior subordinated debentures	510	658	(22)%
Other	330	517	(36)%

Total interest expense	$5,009	$1,175	326%

      Interest expense increased $3.8 million, or 326%, from the six months ended June 30, 2005 to the six months ended June 30, 2006. This was principally the result of the issuance of $65 million in senior notes in August 2005. This increase was offset by our redemption of a $5.0 million promissory note, $1.9 million of subordinated notes and the cancellation of our bank credit facility. Interest expense on our $20.6 million cumulative principal amount of floating rate junior subordinated debentures, and carry interest rates of the three month LIBOR plus 3.75% and plus 4.0%, respectively, included the change in fair value of the interest rate swap on the junior subordinated debentures as discussed in “— Liquidity and Capital Resources.”
      Income taxes. Our effective tax rates of approximately 34.7% for the six months ended June 30, 2006 and 35.2% for the six months ended June 30, 2005 differed from the statutory tax rate of 35.0% principally due to tax exempt interest on the tax exempt portion of our investment portfolio, state income taxes and non-deductible expenses.

Fiscal Year 2005 Compared to Fiscal Year 2004
      As a result of the acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Our fiscal 2005 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2005 through August 16, 2005, and (ii) the successor period from August 17, 2005 through December 31, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis. However, we believe it is the most meaningful way to discuss our operating results for 2005 when comparing them to our operating results of 2004 because it would not be meaningful to discuss the partial period from January 1, 2005 through August 16, 2005 (Predecessor) separately from the period from August 17, 2005 to December 31, 2005 (Successor) when comparing 2005 operating results to 2004 operating results.
      The following table summarizes our results for years 2005 and 2004.

	Year Ended
	December 31,

	2005	2004	Change

	($ in thousands)
Operating revenues
Net earned premiums	$97,722	$61,291	59%
Commissions and fees	26,076	33,730	(23)
Net investment income	6,748	4,619	46
Net realized gains (losses) on investments	220	(120)	(283)

Total operating revenues	130,766	99,520	31

Operating expenses
Losses and loss adjustment expenses, net	55,094	26,854	105
Amortization of intangible assets	1,166	632	84
Other operating expenses	34,100	42,666	(20)

Total operating expenses	90,360	70,152	29

Operating income	40,406	29,368	38
Interest expense	4,934	1,627	203

Income before income taxes	35,472	27,741	28
Income taxes	12,637	10,006	26

Net income	$22,835	$17,735	29%

Loss ratio	56.4%	43.8%	12.6 points
Expense ratio	14.3%	18.9%	(4.6) points

Combined ratio	70.7%	62.7%	8.0 points

Premiums Produced
      Premiums produced for 2005 were $188.5 million, a $41.6 million or 28% increase over the $146.9 million in premiums produced in 2004. This growth was primarily attributable to:

•	Approximately $24.5 million increase in premiums produced from other specialty classes underwriting operations in the Northeast that began in the six months ended June 30, 2005;

•	$11.2 million increase from premiums produced for other specialty classes in established markets, primarily from growth in renewals and audit premiums on expiring policies; and

•	$5.9 million increase from premiums produced for security classes, both new business and renewals and audit premiums on expiring policies.

Operating revenue
      Net Earned Premiums

	Year Ended
	December 31,

	2005	2004	Change

	($ in thousands)
Written premiums
Direct	$168,223	$53,121	217%
Assumed	7,673	38,945	(80)
Ceded	(70,195)	(19,171)	266

Net written premiums	$105,701	$72,895	45%

Earned premiums
Direct	$126,525	$12,510	911%
Assumed	17,742	51,496	(66)
Ceded	(48,571)	(4,279)	1,035
Earned but unbilled premiums	2,026	1,564	30

Net earned premiums	$97,722	$61,291	59%

      Direct written premiums increased $115.1 million, or 217%, and direct earned premiums increased $114.0 million, or 911%, in 2005 over 2004 primarily due to the change in our business model in June 2004 as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.
      Assumed written premiums decreased $31.3 million, or 80%, and assumed earned premiums decreased $33.8 million or 66%. These decreases were consistent with the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.
      Ceded written premiums increased $51.0 million, or 266%, and ceded earned premiums increased $44.3 million, or 1,035%, in 2005 over 2004. This was due to the increase in direct written premiums and a decision to increase premiums ceded under the current quota share arrangement from 30% to 40% in July 2005. The time lag between ceded premium being written and ceded premium being earned resulted in a more substantial increase in the ceded earned premium.
      Commissions and Fees

	Year Ended
	December 31,

	2005	2004	Change

	($ in thousands)
Insurance underwriting commissions and fees	$15,578	$28,831	(46)%
Insurance services commissions and fees	10,498	4,899	114

Total commissions and fees	$26,076	$33,730	(23)%

      Insurance underwriting commissions and fees decreased $13.3 million, or 46%, from 2004 to 2005, primarily as a result of the change in business model, which resulted in an increase in direct written premiums as a percentage of premiums produced and a decrease in third party commissions and fees. This decline was offset by the impact of the increase in premiums produced. Insurance services commissions and fees, which was principally ARPCO income and not related to premiums produced, increased $5.6 million, or 114%, in 2005 over 2004. Due to the acquisition of ARPCO in June 2004, only a half year of ARPCO income was included in the 2004 results.

      Net Investment Income and Realized Gains (Losses) on Investments. For 2005, net investment income earned increased $2.1 million, or 46%, from 2004 primarily due to the increase in invested assets over the period. As of December 31, 2005, invested assets were $211.0 million, a $39.3 million or 23% increase over $171.7 million of invested assets as of December 31, 2004 primarily due to increases in net written premiums. The increase in interest rates of approximately 1% in the intermediate part of the yield curve also contributed to the increased level of investment income. The annualized investment yield (net of investment expenses) on average total investments was 3.5% and 3.2% for the 2005 and 2004, respectively. The increase was the result of the general increase in market rates offset by increased allocation to municipal securities.
      For 2005, realized capital gains were $0.2 million versus realized capital losses of $0.1 million for 2004. These portfolio gains were driven by the sale of several convertible securities which occurred in an effort to manage the overall risk of the convertible exposure. In addition, throughout the year, we continued to reduce treasury and corporate bond exposure in favor of what we believe to be a more compelling value in the municipal and asset backed sectors.

Operating Expenses
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses incurred during 2005 increased by approximately $28.2 million, or 105%, over 2004. This increase was due both to the growth in net earned exposures, which was reflected in the approximately 59% increase in net earned premiums and due to the 12.6 percentage point higher loss ratio during 2005 compared to 2004. The increase in loss ratio was due principally to a $19.0 million increase in losses and loss adjustment expenses related to prior accident years. Approximately $12.8 million of the prior accident year development occurred in the security classes, especially in the safety equipment class for the 2000 to 2002 accident years, because we experienced unusually large increases in severity on a small number of reported claims, and also increased our incurred but not reported loss reserve estimates as a result of increasing our assumptions for expected severity of losses. See “— Reconciliation of Unpaid Loss and Loss Adjustment Expenses.”
      Approximately $6.2 million of the prior accident year development occurred in other specialty classes primarily due to the adoption of new industry loss development pattern assumptions that became available during 2005. From 2000 through 2004 our reserve estimates for other specialty classes utilized industry development pattern information that was available in 2000. New industry development pattern information became available during 2005. This new industry information reflected higher and more slowly developing loss patterns than the previously available industry information. This was due to a number of factors, including more recent data and more detailed segmentation in the data. We compared the new industry information to our actual loss experience and determined that the updated information aligned more closely with our emerging loss experience, coverage class groupings and limits profiles for other specialty classes. See “— Reconciliation of Unpaid Loss and Loss Adjustment Expenses” for further detail. As a result, we adopted usage of the new industry loss development pattern assumptions in our reserve estimates for all accident years during the fourth quarter of 2005, resulting in increases in prior years’ reserves, and in higher 2005 accident year reserve estimates than had been estimated in 2004 for the 2004 accident year.
      Other Operating Expenses

	Year Ended
	December 31,

	2005	2004	Change

	($ in thousands)
Amortization of deferred acquisition costs	$20,630	$15,713	31%
Ceded reinsurance commissions	(18,551)	(4,643)	300
Other underwriting and operating expenses	32,021	31,596	1

Other operating expenses	$34,100	$42,666	(20)%

      During 2005, other operating expenses declined by $8.6 million, or 20%, from 2004. Amortization of acquisition expenses increased by $4.9 million, or 31%, as a result of the growth in net earned premiums slightly offset by a decline in the rate of acquisition expenses on premiums as a result of reduced fronting insurer fees. Ceded reinsurance commissions increased $13.9 million or 300% in 2005 over 2004. This was due to the increase in direct written premiums and ceded premiums under our change in business model, as well as our decision in July 2005 to increase premiums ceded under our quota share arrangement by 10% (to 40%). Other underwriting and operating expenses remained relatively constant on a net basis year over year. Included in other underwriting and operating expenses was:

•	Increased CoverX commissions paid to brokers of $6.2 million;

•	Decreased assumed reinsurance commissions of $10.1 million and an increase in the deferral portion of acquisition expenses of $3.2 million, which were consistent with the change in our business model;

•	Increased insurance services expenses of $1.5 million due to the inclusion of a full year of results after the June 2004 acquisition of ARPCO; and

•	Increased general underwriting and operating expenses of $6.0 million due primarily to increased compensation expenses.

      Interest Expense

	Year Ended
	December 31,

	2005	2004	Change

	($ in thousands)
Senior notes	$3,220	$—	N/M
Junior subordinated debentures	942	660	43%
Other	773	967	(20)

Total interest expense	$4,935	$1,627	203%

      Interest expense increased $3.3 million, or 203%, from 2004 to 2005. The increase was principally attributable to interest on the senior notes issued in August 2005 and a full year of interest on the $20.6 million junior subordinated debentures offset by a reduction in other debt. Interest expense on the junior subordinated debentures included the change in fair value of the interest rate swap on the junior subordinated debentures as discussed in “Liquidity and Capital Resources.”
      Income Taxes. Our effective tax rate of approximately 35.6% for 2005 differed from the statutory tax rate of 35% principally due to tax exempt interest on the tax exempt portion of our investment portfolio and state income taxes. Our effective tax rate of 36.1% for 2004 differed from the statutory rate of 35.0% principally due to a lower tax exempt investment portfolio and state income taxes.

Fiscal 2004 Compared to Fiscal 2003
      The following table summarizes our results for the years ended December 31, 2004 and 2003:

	Year Ended
	December 31,

	2004	2003	Change

	($ in thousands)
Operating revenues
Net earned premiums	$61,291	$40,338	52%
Commissions and fees	33,730	33,489	1
Net investment income	4,619	3,983	16
Net realized gains (losses) on investments	(120)	813	(115)

Total operating revenues	99,520	78,623	27

Operating expenses
Losses and loss adjustment expenses, net	26,854	21,732	24
Amortization of intangible assets	632	—	N/M
Other operating expenses	42,666	41,918	2

Total operating expenses	70,152	63,650	10

Operating income	29,368	14,973	96
Interest expense	1,627	708	130

Income before income taxes	27,741	14,264	94
Income taxes	10,006	3,288	204

Net income	$17,735	$10,977	62%

Loss ratio	43.8%	53.9%	(10.1) points
Expense ratio	18.9%	20.9%	(2.0) points

Combined ratio	62.7%	74.8%	(12.1) points

Premiums Produced
      Premiums produced for 2004 were $146.9 million, a $26.7 million, or 22%, increase over the $120.2 million in premiums produced in 2003. This increase was primarily due to increased premium rates, renewals and audit premiums on expiring policies.

Operating Revenue
      Net Earned Premiums

	Year Ended
	December 31,

	2004	2003	Change

	($ in thousands)
Written premiums
Direct	$53,121	$1,131	4,597%
Assumed	38,945	47,604	(18)
Ceded	(19,171)	(266)	7,107

Net written premiums	$72,895	$48,469	50%

Earned premiums
Direct	$12,510	$1,117	1,020%
Assumed	51,496	39,436	31
Ceded	(4,279)	(883)	385
Earned but unbilled premiums	1,564	668	134

Net earned premiums	$61,291	$40,338	52%

      Direct written premiums increased $52.0 million, or 4,597%, and direct earned premiums increased $11.4 million or 1,020% in 2004 compared to 2003. These increases were primarily the result of the change in our business model in June 2004, as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced.
      Assumed written premiums decreased $8.7 million, or 18%. This decrease was consistent with the change in our business model as a result of which we ceased relying on fronting arrangements under which we assumed insurance from fronting insurers and instead began to directly write substantially all of our premiums produced. Assumed earned premiums increased $12.1 million or 31%. The time lag between written and earned premiums was the primary reason for the disparity between the decrease in assumed written premiums and the increase in assumed earned premiums.
      Ceded written premiums increased $18.9 million, or 7,107%, and ceded earned premiums increased $3.4 million, or 385%, in 2004 compared to 2003. These increases were primarily the result of the change in business model in June 2004, under which we began to cede 30% of the premiums produced under third party reinsurance agreements.
      Commissions and Fees

	Year Ended
	December 31,

	2004	2003	Change

	($ in thousands)
Insurance underwriting commissions and fees	$28,831	$33,489	(14)%
Insurance services commissions and fees	4,899	—	N/M

Total commissions and fees	$33,730	$33,489	1%

      Insurance underwriting commissions and fees decreased $4.7 million, or 14%, from 2003 to 2004. This was primarily the result of the change in our business model, under which direct written premiums as a percentage of premiums produced increased, and third party commissions and fees decreased. This decline was offset in part by the impact of the increase in premiums produced. Insurance services commissions and fees, which were principally ARPCO income and not related to premiums produced, increased $4.9 million in 2004 compared with 2003, due to the acquisition of ARPCO in June 2004.

      Net Investment Income and Realized Gains (Losses) on Investments. For 2004, net investment income earned was $4.6 million, a $0.6 million or approximately 16.0% increase over $4.0 million reported for 2003. This increase primarily was due to the increase in invested assets in 2004 due to increased net written premium. The gain in investment income earned on a percentage basis trailed the increase on a percentage basis for invested assets due to several factors including deployment of funds in municipal bonds, lower yielding convertible securities, and cash balances which were higher than normal as new investment managers were selected. The annualized investment yield (net of investment expenses) on average total investments was 3.2% and 3.9% for 2004 and 2003, respectively. The decrease was the result of more short-term investments for a portion of the year due to the investment made by Glencoe in our company and a decrease in the return on preferred stock investments.
      For 2004, realized capital losses were $0.1 million, a $0.9 million difference from the realized capital gains of $0.8 million for 2003. The realized losses were driven by the sale of taxable securities in favor of tax advantaged instruments.
     Operating Expenses
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses incurred during 2004 increased by approximately $5.1 million or 24% over 2003. This increase was due to the growth in net earned exposures, which was reflected in the approximately 52% increase in net earned premiums offset by the 10.1 percentage point lower loss ratio during 2004 compared to 2003. The decrease in the loss ratio was due principally to the favorable benefits of the re-underwriting and improvement in underwriting standards in our security industry classes during 2001 to 2002 as well as due to large rate increases and significant changes in coverage restrictions and endorsements that have been implemented during 2002 to 2004. During 2004, we experienced a $1.7 million increase in incurred losses and loss adjustment expenses related to prior accident years, compared to a $1.5 million increase during 2003. In each year, the unfavorable development pertained to 2001 and previous accident years before increased rates and more efficient underwriting practices were realized.
      Other Operating Expenses

	Year Ended
	December 31,

	2004	2003	Change

	($ in thousands)
Amortization of deferred acquisition costs	$15,713	$11,995	31%
Ceded reinsurance commissions	(4,643)	(94)	4,839
Other underwriting and operating expenses	31,596	30,017	5

Other operating expenses	$42,666	$41,918	2%

      During 2004, other operating expenses increased by $0.7 million, or 2%, from 2003. Amortization of acquisition expenses increased by $3.7 million, or 31%, as a result of the growth in net earned premiums, somewhat offset by a decline in the rate of acquisition expenses on premiums due to reduced third party insurer issuing fees. Ceded reinsurance commissions increased $4.5 million, or 4,839%, from 2003 to 2004. This was due to the increase in direct written premiums, and ceded premiums under our change in business model. Other underwriting and operating expenses increased slightly on a net basis year over year. Included in other underwriting and operating expenses was:

•	increased CoverX commissions paid to brokers of $3.8 million;

•	decreased assumed reinsurance commissions of $3.1 million, which was consistent with the change in our business model;

•	increased deferred acquisition expense of $4.4 million;

•	increased insurance services expenses of $1.9 million due to the acquisition of ARPCO in June 2004; and

•	increased general underwriting and operating expenses of $3.3 million due to certain costs associated with the ARPCO acquisition and activities related to the change in business model.
      Interest expense

	Year Ended
	December 31,

	2004	2003	Change

	($ in thousands)
Junior subordinated debentures	660	—	100%
Other	967	708	37

Total interest expense	$1,627	$708	130%

      Interest expense increased $0.9 million, or 130%, from 2003 to 2004. The increase was primarily attributable to interest on the $20.6 million junior subordinated debentures issued in 2004. Interest expense on the junior subordinated debentures included the change in fair value of the interest rate swap on the junior subordinated debentures as discussed in “— Liquidity and Capital Resources.”
      Income taxes. The 2004 effective income tax rate of 36.1% differed from the statutory tax rate of 35% principally due to tax exempt interest on the tax exempt portion of our investment portfolio and state income taxes. The 2003 effective income tax rate of 23.1% differed from the statutory tax rate of 35% primarily due to the release of a valuation allowance on deferred tax assets associated with loss carry-forwards generated by ANIC. This release became recognizable upon ANIC’s return to profitable operations after several years of losses related to its discontinued personal lines, auto and commercial multi-peril business.
Liquidity and Capital Resources

Sources and Uses of Funds
      FMFC. FMFC is a holding company with all of its operations being conducted by its subsidiaries. Accordingly, FMFC has continuing cash needs for administrative expenses, the payment of principal and interest on debt, and taxes. Funds to meet these obligations come primarily from management and administrative fees from all of our subsidiaries, and dividends from our non-insurance subsidiaries.
      Insurance Subsidiaries. The primary sources of our insurance subsidiaries’ cash are net written premiums, claims handling fees, amounts earned from investments and the sale or maturity of invested assets. Additionally, FMFC has in the past and may in the future contribute capital to its insurance subsidiaries. FMFC contributed $26 million and $3.5 million to FMIC in 2004 and 2005, respectively, and $1 million to ANIC in 2004.
      The primary uses of our insurance subsidiaries’ cash include the payment of claims and related adjustment expenses, underwriting fees and commissions and taxes and making investments. Because the payment of individual claims cannot be predicted with certainty, our insurance subsidiaries rely on our paid claims history and industry data in determining the expected payout of claims and estimated loss reserves. To the extent that FMIC and ANIC have an unanticipated shortfall in cash, they may either liquidate securities held in their investment portfolios or obtain capital from FMFC. However, given the cash generated by our insurance subsidiaries’ operations and the relatively short duration of their investment portfolios, we do not currently foresee any such shortfall.
      No dividends were paid to FMFC by our insurance subsidiaries during the six months ended June 30, 2006 or the years ended 2005, 2004 or 2003. Our insurance subsidiaries retained all of their earnings in order to support the increase of their written premiums, and we expect this retention of earnings to continue. Our insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of their domiciliary state insurance departments. Based on the policyholders’ surplus and the net income of our insurance subsidiaries as of December 31, 2005, FMIC and ANIC may pay dividends in 2006, if declared, of up to $9.7 million without regulatory approval. See “Insurance and Other Regulatory Matters.”
      Non-insurance Subsidiaries. The primary sources of our non-insurance subsidiaries’ cash are commissions and fees, policy fees, administrative fees and claims handling and loss control fees. The primary uses of our non-insurance subsidiaries’ cash are commissions paid to brokers, operating expenses, taxes and dividends paid to FMFC. There are generally no restrictions on the payment of dividends by our non-insurance subsidiaries.

Cash Flows
      Our sources of funds have consisted primarily of net written premiums, commissions and fees, investment income and proceeds from the issuance of preferred stock and debt. We use operating cash primarily to pay operating expenses and losses and loss adjustment expenses and for purchasing investments. A summary of our cash flows is as follows:

	Six Months Ended
			Year Ended December 31,
	June 30,	June 30,
	2006	2005	2005	2004	2003

	($ in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$32,058	$38,100	$52,192	$28,909	$20,853
Investing activities	(20,657)	(32,558)	(99,224)	(78,213)	(23,847)
Financing activities	243	(2,000)	51,357	49,613	3,054

Change in cash and cash equivalents	$11,644	$3,542	$4,325	$310	$60

      Net cash provided by operating activities for the six months ended June 30, 2006 and 2005 was primarily from cash received on net written premiums, less cash disbursed for operating expenses and losses and loss adjustment expenses. The $6.0 million decrease in net cash provided by operating activities for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 was primarily due to the decrease in collected premiums and commissions as a result of the increase in premiums ceded under our quota share arrangement by 10% (to 40%) in July 2005 and by 10% (to 50%) in January 2006.
      For 2005, 2004, and 2003, net cash provided by operating activities totaled $52.2 million, $28.9 million and $20.9 million, respectively, due primarily to cash received on net written premiums less cash disbursed for operating expenses and losses and loss adjustment expenses. The increase in cash provided by operating activities reflected the increase in net written premiums during that three year period. The increase in 2005 was also a result of the change in our business model as 2005 was the first full year that we no longer relied on a fronting arrangement but instead wrote substantially all of our premiums produced and ceded to third party reinsurers a portion of those premiums, thus generating higher cash flows.
      Net cash used in investing activities for the six months ended June 30, 2006 and 2005 primarily resulted from our net investment in short-term, debt and equity securities. The $11.9 million decrease in net cash used in investing activities for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 was principally a result of the Holdings Transaction described previously and lower cash from operations available to be invested.
      For 2005, net cash used in investing activities totaled $99.2 million resulting primarily from our investment of operating cash flows and cash payments in connection with the notes offering and the repurchase of shares of our minority stockholders, which we refer to as the Holdings Transaction. For 2004, net cash used in investing activities totaled $78.2 million resulting primarily from our net investment of operating cash flows, our investment of cash received from the issuance of debt and convertible preferred stock and the acquisition of the ARPCO Group. For 2003, net cash used in investing activities totaled $23.8 million primarily resulting from our net investment of operating cash flows. The increase in 2005 from 2004 was primarily due to the cash used in the Holdings Transaction offset by the timing of the maturities and the related re-investment of short-term and debt securities. The increase in 2004 from 2003 was primarily due to the increase in net earned premiums which were used to purchase investment securities and the acquisition of ARPCO.
      The $51.4 million of net cash provided by financing activities for the year ended December 31, 2005 was primarily the result of the issuance of $65 million aggregate principal amount of senior notes in August 2005, offset by the repayment of $2.0 million of bank debt, a $5 million promissory note and $1.9 million of subordinated capital notes. During 2004, net cash provided by financing operations was $49.6 million and included $36.2 million of net proceeds from the issuance of convertible preferred stock, $20.6 million of net proceeds from the issuance of junior subordinated debentures, the issuance of a $5 million promissory note and $1.7 million of cash received upon exercise of stock options. Net cash provided by financing activities in 2004 was offset in part by the $13.8 million repayment under a revolving credit facility and other debt payments. During 2003, cash provided by financing activities totaled $3.1 million and consisted primarily of borrowings on a three-year term loan.
      Based on historical trends, market conditions, and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our liquidity needs in the foreseeable future. Because economic, market and regulatory conditions may change, however, there can be no assurances that our funds will be sufficient to meet our liquidity needs. In addition, competition, pricing, the frequency and severity of losses, and interest rates could significantly affect our short-term and long-term liquidity needs.

Long-term debt
      Senior Notes. We have $65 million aggregate principal amount of senior notes outstanding, which were issued by Holdings in August 2005 in connection with the Holdings Transaction. The senior notes mature on August 15, 2012, and bear interest at an annual rate, reset quarterly, equal to the three month LIBOR plus 8% (13.17% for the three month period that includes June 30, 2006). Interest is payable quarterly with $4.1 million of interest paid during the six months ended June 30, 2006 and $1.1 million of interest accrued as of June 30, 2006. A portion of the net proceeds from this offering will be used to repay all of the amounts owed under the senior notes, including the applicable redemption premium.
      Junior Subordinated Debentures. We also have $20.6 million cumulative principal amount of floating rate junior subordinated debentures outstanding. The debentures were issued in connection with the issuance of trust preferred stock by our wholly-owned, nonconsolidated trusts. Cumulative interest on the cumulative principal amount of the debentures is payable quarterly in arrears at a variable annual rate, reset quarterly, equal to the three month LIBOR plus 3.75% and the three month LIBOR plus 4.00% with respect to $8.2 million and $12.4 million principal amount of the debentures, respectively. For the three month period that includes June 30, 2006, the three month LIBOR rate was 5.17%. We may defer the payment of interest for up to 20 consecutive quarterly periods; however, no such deferral has been made.
      Credit Facility. In May 2006, we executed a $10 million unsecured credit agreement which can be used for borrowings and letters of credit. Borrowings under the credit agreement bear interest, at our option, at the greater of the prime rate minus one-half percent or the federal rate plus one-half percent (the “Standard Rate”); the applicable margin plus LIBOR divided by one minus the stated maximum rate; or, a rate negotiated between us and the lender. The obligations under the credit agreement are guaranteed by our material non-insurance subsidiaries. The termination date under the credit agreement is June 30, 2010. The credit agreement contains certain customary covenants, which among other things, restrict our ability to incur indebtedness, grant liens, make investments and sell assets. The terms of the credit agreement require us to satisfy the following financial covenants:

•	Leverage Ratio: maintain a leverage ratio of no greater than (i) 0.35 to 1.0 at any time from and including January 1, 2006 to and including December 31, 2006; (ii) 0.325 to 1.0 at any time from and including January 1, 2007 to and including December 31, 2007; (iii) 0.30 to 1.0 at any time from and including January 1, 2008 and thereafter. This leverage ratio is in effect only after the completion of this offering.

•	Fixed Charge Coverage Ratio: maintain a fixed charge coverage ratio of not less than 4.0 to 1.0 as determined quarterly.

•	Risk-Based Capital: maintain total adjusted capital for FMIC and any future insurance subsidiaries (on a combined basis, but excluding ANIC), as determined as of the end of each fiscal year, of greater than 162.5%.

•	Rating Agency Covenant: maintain an A.M. Best rating of FMIC or any future insurance subsidiary (excluding ANIC) of not less than “B++” at any time.

•	Surplus Covenant: maintain “surplus as regards policyholders” (calculated in accordance with Statutory Accounting Principles), as determined as of the end of any fiscal quarter of FMIC, ANIC or any future insurance subsidiary (on a combined basis) to be greater than the sum of: (i) $57,500,000; plus (ii) 25% of our net income for each succeeding fiscal year ended on or after December 31, 2007, provided, if net income is negative, such number will be zero; plus (iii) 50% of the net proceeds to us from the issuance of any capital stock that would be considered as such “surplus as regards policyholders.” However, after the consummation of this offering, the amount set forth in (i) shall be reset by the lender to an amount equal to 85% of such “surplus as regards policyholders,” after giving effect to such public offering.

We are not required to comply with these covenants until we borrow under the credit agreement.
      Prior to the completion of this offering, we intend to amend our credit facility to permit borrowings of up to $30 million, to extend the maturity date to September 2011, and to amend certain terms and covenants. Although the terms of the amended credit agreement have not been finalized, under the amended credit agreement, (i) the standard rate is expected to equal the greater of the federal rate plus 1/2% or the prime rate, each reduced by 0.75%, (ii) the compliance dates included in the leverage ratio shall each be extended by one year and (iii) the “surplus as regards policyholders” maintenance requirement shall be greater than $84.0 million on and after the completion of this offering. As of December 31, 2006 it will be reset to 85% of such surplus amount and further increased each subsequent year by (a) 25% of annual net income, and (b) 25% of any additional equity that we issue.
      As of the date of this prospectus, there were no borrowings outstanding under the credit agreement. In connection with our repurchase of common stock owned by Glencoe, we plan to borrow $5.6 million under our credit agreement if the over-allotment option is not exercised.
      Derivative Financial Instruments. Financial derivatives are used as part of the overall asset and liability risk management process. We use certain derivative instruments that do not qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” These derivatives are classified as other assets and other liabilities and marked to market on the income statement. While we do not seek generally accepted accounting principles hedge accounting treatment of the assets that these instruments are hedging, the economic purpose of these instruments is to manage the risk inherent in existing exposures to interest rate risk. The fair value of these interest rate swaps was $816,000 at June 30, 2006.
      We have entered into two interest rate swap agreements with a combined notional amount of $20 million in order to reduce our exposure to interest rate fluctuations with respect to our junior subordinated debentures. Under these agreements, we pay interest at a fixed rate of 4.12%, and receive interest at a variable rate equal to three month LIBOR until the agreements expire in August 2009. At June 30, 2006, we had minimal exposure to credit loss on the interest rate swap.

Contractual Obligations and Commitments
      The following table illustrates our contractual obligations and commercial commitments as of December 31, 2005:

			One Year to
		Less Than	Less Than	Three Years to	More Than
	Total	One Year	Three Years	Five Years	Five Years

	($ in thousands)
Contractual payments by period:
Long term debt	$85,620	$—	$—	$—	$85,620
Interest on long term debt	101,540	9,676	19,353	19,403	53,108
Operating lease obligations	624	260	250	114	—
Reserve for losses and loss adjustment expenses	113,864	35,298	44,407	20,495	13,664

Total	$301,648	$45,234	$64,009	$40,012	$152,392

      The reserve for losses and loss adjustment expenses payment due by period in the table above are based on the reserve of loss and loss adjustment expenses as of December 31, 2005 and actuarial estimates of expected payout patterns by type of business. As a result, our calculation of the reserve of loss and loss adjustment expenses payment due by period is subject to the same uncertainties associated with determining the level of the reserve of loss and loss adjustment expenses and to the additional uncertainties arising from the difficulty in predicting when claims, including claims that have not yet been incurred but not reported to us, will be paid. Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of the reserve for loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors” for a discussion of the uncertainties associated with estimating the reserve for loss and loss adjustment expenses.
      The above table includes all interest payments through the stated maturity of the related long-term debt. Variable rate interest obligations are estimated based on interest rates in effect at December 31, 2005, and, as applicable, the variable rate interest included the effects of our interest rate swaps through the expiration of those swap agreements.
      Immediately prior to the consummation of this offering, Holdings will be merged into FMFC and the senior notes will be repaid with a portion of the net proceeds from this offering. See “Use of Proceeds.”

Cash and Invested Assets
      Our cash and invested assets consist of fixed maturity securities, convertible securities, and cash and cash equivalents. At June 30, 2006, our investments had a market value of $223.2 million and consisted of the following investments:

	June 30, 2006

	Market Value	% of Portfolio

	($ in thousands)
Money Market Funds	$8,677	3.9%
Treasury Securities	14,707	6.6%
Agency Securities	4,998	2.2%
Corp/ Preferred	22,672	10.2%
Municipal Bonds	107,835	48.3%
Asset backed Securities	28,989	13.0%
Mortgages	17,452	7.8%
Convertible Securities	16,967	7.6%
Other	869	0.4%

Total	$223,166	100.0%

      The following table shows the composition of the investment portfolio by remaining time to maturity at June 30, 2006. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the expected maturities of our investments in putable bonds fluctuate inversely with interest rates and therefore may also differ from contractual maturities.

% of Total
Average Life	Investments

Less than one year	14.0%
One to two years	11.9%
Two to three years	14.3%
Three to four years	22.0%
Four to five years	19.4%
Five to seven years	11.5%
More than seven years	6.9%

Total	100.0%

      The primary goals of our investment portfolio are to:

•	accumulate and preserve capital;

•	assure proper levels of liquidity;

•	optimize total after tax return subject to acceptable risk levels;

•	provide an acceptable and stable level of current income; and

•	approximate duration match between investments and our liabilities.
      In keeping with these goals, we maintain an investment portfolio consisting primarily of high grade fixed income securities. Our investment policy is developed by the investment committee of the board of directors and is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiaries are subject.
      We have structured our investment policy to manage the various risks inherent in achieving our objectives. Credit-related risk is addressed by limiting minimum weighted-average portfolio credit quality to AA. Per issue credit limits have been set to limit exposure to single issue credit events. With the exception of convertible securities, which according to our investment policy may comprise up to 20% of our portfolio, all investments must be rated investment grade at the time of purchase with no more than 30% of the aggregate portfolio held in BBB rated securities. In addition, the convertible sector of the portfolio must maintain a weighted average credit quality of investment grade. Interest rate risk or duration risk management was tied to the duration of the liability reserves. The effective duration of the portfolio as of June 30, 2006 is approximately 3.0 years and the tax-effected duration was 2.6 years. The shorter tax-effected duration reflects the significant portion of the portfolio in municipal securities. Our weighted average duration of our loss and loss adjustment expense reserves was approximately 2.2 years at December 31, 2005. The annualized investment yield (net of investment expenses) on average total investments was 3.5% and 3.2% for 2005 and 2004, respectively. The increase was the result of the general increase in market rates offset by increased allocation to municipal securities. Our investment policy establishes diversification requirements across various fixed income sectors including governments, agencies, mortgage and asset backed securities, corporate bonds, preferred stocks, municipal bonds and convertible securities. Although our investment policy allows for investments in equity securities, we have virtually no current exposure nor have any current plans to add exposure to equities. Convertible securities are utilized as a means of achieving equity exposure with lower long-term volatility than the broad equity market while having the added benefit of being treated as bonds from a statutory perspective.
      We utilize a variety of investment managers, each with its own specialty. Each of these managers has authority and discretion to buy and sell securities subject to guidelines established by our investment committee. Management monitors the investment managers as well as our investment results with the assistance of an investment advisor that has been advising us since early 1990. Our investment advisor is independent of our investment managers and the funds in which we invest. Each manager is measured against a customized benchmark on a monthly basis. Investment performance and market conditions are continually monitored. The investment committee reviews our investment results quarterly.
      The majority of our portfolio consists of AAA or AA rated securities with a Standard and Poor’s weighted average credit quality for our aggregate fixed income portfolio of AA+ at June 30, 2006. The majority of the investments rated BBB and below are convertible securities and were rated higher at the time of purchase. Consistent with our investment policy, we review any security if it falls below BBB- and assess whether it should be held or sold. The following table shows the ratings distribution of our fixed income portfolio as of June 30, 2006 as a percentage of total market value.

S&P Rating	% of Total Investments

AAA	74.1%
AA	9.7%
A	7.8%
BBB	6.0%
BB	1.2%
B	0.3%
C	0.2%

NR	0.7%

Total	100.0%

      Cash and cash equivalents of $20.0 million at June 30, 2006 consisted of cash on hand as well as all short-term investments with a maturity date of three months or less from the date of purchase. The large increase at June 30, 2006 over year-end was the result of the month-end consolidation of cash in the sweep account occurring after the daily bank sweep from cash into short-term investments.
      At December 31, 2005 the unrealized loss positions of our portfolio totaled $3.0 million. This represents approximately 1.4% of year-end invested assets of $211.0 million. This unrealized loss position was the result of the continual increase in short term and intermediate term interest rates that has taken place over the past approximately 2 years. These unrealized losses have persisted due to the continued tightening by the Federal Reserve resulting in a significant increase in interest rates of approximately 250 basis points in 2 to 3 year securities over the past 24 months. These losses are substantially all a result of bond prices dropping due to the general increase in interest rates and not credit related circumstances. We have viewed these market value declines as being temporary in nature. Our portfolio is relatively short as the duration of the portfolio is approximately 2.5 years. We expect to hold the majority of these temporarily impaired securities until maturity in the event that interest rates do not decline from current levels. In light of our significant growth over the past 24 months, liquidity needs from the portfolio are inconsequential. As a result, we would not expect to have to liquidate temporarily impaired securities to pay claims or for any other purposes. There have been certain instances over the past year, where due to market based opportunities; we have elected to sell a small portion of the portfolio. These situations were unique and infrequent occurrences and in our opinion, do not reflect an indication that we do not have the intent and ability to hold these securities until they mature or recover in value.
      Below is a table that illustrates the unrecognized impairment loss by sector. The substantial rise in interest rates was the primary factor leading to impairment. All asset sectors were affected by the overall increase in rates as can be seen from the table below. In addition to the general level of rates, we also look at a variety of other factors such as direction of credit spreads for an individual issue as well as the magnitude of specific securities that have declined below amortized cost.
Unrecognized Impairment Loss by Sector

Amount of Impairment
Sector	at December 31, 2005

($ in thousands)
Debt Securities
U.S. government securities	$(361)
Government agency mortgage-backed securities	$(86)
Government agency obligations	$(49)
Collateralized mortgage obligations and other asset-backed securities	$(407)
Obligations of states and political subdivisions	$(704)
Corporate bonds	$(585)

Total Debt Securities	$(2,192)
Preferred stocks	$(768)

Total	$(2,960)

      The most significant risk or uncertainty inherent in our assessment methodology is that the current credit rating of a particular issue changes over time. If the rating agencies should change their rating on a particular security in our portfolio, it could lead to a reclassification of that specific issue. The vast majority of our unrecognized impairment losses are investment grade and “AAA” rated. Should the credit quality of individual issues decline for whatever reason then it would lead us to reconsider the classification of that particular security. Within the non-investment grade sector, we continue to monitor the particular status of each issue. Should prospects for any one issue deteriorate, we would potentially alter our classification of that particular issue.

      The table below illustrates the breakdown by investment grade and non investment grade unrealized loss as well as the duration that these sectors have been trading below amortized cost. The average duration of the impairment has been 6 to 12 months. The average unrealized loss as a percent of amortized cost is 2.2% of the portfolio.

	% of Total	Total Amortized		Average Unrealized Loss	Average Duration
	Amortized Cost	Cost	Total Loss	as % of Amortized Cost	of Impairment

	($ in thousands)
Non Investment Grade	2.4%	$3,345	$(596)	(17.8)%	6-12 Months
Investment Grade	97.6%	$133,030	$(2,364)	(1.8)%	6-12 Months

Total	100.0%	$136,375	$(2,960)	(2.2)%	6-12 Months

      For those securities trading at a loss, approximately 2.5% of the securities are non investment grade. In general we view these issues as having a reasonable probability of recovering full value. These issues are continually monitored and may be classified in the future as being other than temporarily impaired. The balances, or 97.9% of those securities trading at a loss, are investment grade. The majority of these securities are “AAA” or “AA” rated.
      The largest concentration of temporarily impaired securities is in the corporate bonds and preferred stock sector combined at approximately 46% of the total loss. These securities in general are highly rated and have been affected primarily by the current interest rate environment. The next highest concentration of temporarily impaired securities is obligation of states and political subdivision at 24%. These issues have been affected as well by the overall level of interest rates. The next highest concentration of temporarily impaired securities is collateralized mortgage obligations and other asset backed securities which represent 14% of the total of temporarily impaired securities followed by US government securities at 12%. These losses are due to the rise in rates as well.
      For 2005 and the first six months of 2006, we sold approximately $44.5 million and $29.9 million of market value of securities, respectively, which were trading below amortized cost while recording a realized loss of $0.6 million and $0.7 million, respectively. This loss represented 1.3% for 2005 and 2.4% for the first six months of 2006 of the amortized cost of the positions. We sold Treasury issues to purchase other securities. We also sold some isolated positions of corporate, convertible and municipal bonds. These sales were unique opportunities to sell specific positions due to changing market conditions. These situations were exceptions to our general assertion regarding our ability and intent to hold securities with unrealized losses until they mature or recover in value. This position is further supported by the insignificant losses as a percentage of amortized cost for the respective periods.

Deferred Policy Acquisition Costs
      We defer a portion of the costs of acquiring insurance business, primarily commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business. For the six months ended June 30, 2006, $5.5 million of the costs were deferred. Deferred policy acquisition costs totaled $6.1 million, or 13.5% of unearned premiums (net of reinsurance), at June 30, 2006.

Loss and Loss Adjustment Expense Reserves
      Losses and loss adjustment expenses. We maintain reserves to cover our estimated ultimate losses under all insurance policies that we write and our loss adjustment expenses relating to the investigation and settlement of policy claims. The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on open reported cases, which are referred to as IBNR reserves. In evaluating whether the reserves are reasonable for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expense payments. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses. We do not discount the reserves for losses and loss adjustment expenses.
      Our reserves consist entirely of reserves for liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by us under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current results of operations. For a further discussion of how we determine our loss and loss adjustment expense reserves and the uncertainty surrounding those estimates, see “— Critical Accounting Policies — Loss and Loss Adjustment Expense Reserves”.

Reconciliation of Unpaid Losses and Loss Adjustment Expenses
      We establish a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following table represents changes in our aggregate reserves during 2005, 2004 and 2003:

	2005	2004	2003

	($ in thousands)
Balance, January 1	$68,699	$61,727	$59,449
Less reinsurance recoverables	5,653	5,083	4,942

Net balance, January 1	63,046	56,644	54,507

Incurred related to
Current year	36,052	25,157	20,218
Prior years	19,042	1,697	1,514

Total incurred	55,094	26,854	21,732

Paid related to
Current year	2,119	498	841
Prior years	24,026	19,954	18,754

Total paid	26,145	20,452	19,595

Net balance, December 31	91,995	63,046	56,644
Plus reinsurance recoverables	21,869	5,653	5,083

Balance, December 31	$113,864	$68,699	$61,727

      During 2005, we experienced adverse development in the loss and loss adjustment expense reserves for accident years 2000 through 2002, with respect to policies written for security classes, especially in the safety equipment installation and service class. The prior year reserve development occurred due to new information which emerged during 2005 on a small number of complex high severity cases, causing increased net case reserve valuations or loss and loss adjustment expense payments of $7.4 million that were not anticipated in our prior years’ IBNR reserve estimates. This development was inconsistent with our historical loss and loss and loss adjustment expense reporting patterns. Our historic reporting patterns for this class generally reflect minimal development beyond the fourth year of maturity. The loss development on policies written during 1999 to 2001 has been volatile, and more slowly developing, compared to expectations based on our historic loss emergence patterns that are associated with the same classes of policies. The overall loss experience on these policies has been significantly worse than our insurance subsidiaries’ historic experience on policies written both before and after this period. In response to the adverse loss development, we have increased our reserves applicable to prior accident years for security classes by approximately $12.8 million.
      Our loss experience on policies that we wrote for the safety equipment installation and service class during 1999 to 2001 has been significantly worse than on policies written for other security classes, with an average loss and loss adjustment expense ratio of over 175% during those accident years. We have written the safety equipment class throughout our history on a profitable basis, and we expanded our writings in this class dramatically from 1999 through 2001, primarily through writing new policies for former customers of several competitors who exited the property casualty markets during that period. Our underwriters relied on loss history data provided by the former competitors and increased premium rates accordingly on these policies, and we expected the new policies to be profitable.
      While we increased the prices on new policies from those charged by the previous insurers, the historical loss information we used to underwrite some of the new policies was based on information provided by previous insurers who left the market, and much of that information was later found to be inaccurate or incomplete. In retrospect, premium rates for new policies written for the safety equipment installation and service class during this period ultimately proved to be inadequate. The impact of the inadequate premium rates was compounded by our growth in the safety equipment installation and service class during that period. In reaction to the observed deterioration in the loss experience of the safety equipment installation and service class, we implemented a number of changes in both the safety equipment installation and service class and other security classes, many of these changes coincided with and were facilitated by the “hard market” conditions that emerged during this period, and include the following:

•	Extensive re-underwriting of policies during 2001 and 2002;

•	Adoption of more stringent underwriting standards;

•	De-emphasis of unprofitable markets;

•	Increased premium rates from 2002 to 2005;

•	Implementation of many coverage exclusions, restrictions, endorsements, and higher deductibles in 2002 and 2003;

•	Implementation of improved audit premium and deductible procedures and controls; and

•	Beginning in June 2004, our purchase of excess reinsurance so that we reduced our net per occurrence losses and loss adjustment expense retention by 50%.
As a result of these actions, net incurred losses and loss adjustment expenses and the net incurred loss ratios and frequency of losses for the 2003 to 2005 accident years on policies written for security classes have improved significantly in comparison to the 1999 to 2002 accident years, which resulted in overall improved calendar year loss ratios from 2003 through 2005.
      In addition, we increased our reserves applicable to policies written for other specialty classes by approximately $6.2 million, principally as a result of using updated industry loss development factors, which became available to us during 2005, in the calculations of ultimate expected losses and reserves on those classes. These updated factors indicate that losses are expected to emerge more slowly than what was reflected in the previous industry development factors that we used. We began writing for other specialty classes in 2000 and have six years or less of our own historical loss experience for these classes. Consequently, we have relied significantly on industry development factors in our reserve estimates. As our historical experience increases, we will be able to give more weight to our own experience and reduce the amount of weight given to industry experience in our reserve estimates.
      From 2000 through 2004, we had used an earlier set of available industry development factors from a study published in 2000 for other specialty classes. We adopted the industry development factors that became available during 2005 because they reflected more recent industry experience, were separated into losses and loss adjustment expenses and in more class and coverage limit segments that aligned more closely with our classifications and coverage limits, and were more closely aligned with our actual emerging experience. The increases and decreases in incurred losses related to prior accident years, as reflected in the preceding table for 2004 and 2003, primarily resulted from differences in actual versus expected loss development.
      Loss Development. Below is a table showing the development of our reserves for unpaid losses and loss adjustment expenses for us for report years 1995 through 2005. The table portrays the changes in the loss and loss adjustment expenses reserves in subsequent years relative to the prior loss estimates based on experience as of the end of each succeeding year, on a GAAP basis.
      The first line of the table shows, for the years indicated, the net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 1995 it was estimated that $53.0 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 1995, whether reported or unreported to our insurance subsidiaries.
      The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $53.0 million was re-estimated to be $43.6 million at December 31, 2005. The increase/decrease from the original estimate would generally be a combination of factors, including:

•	reserves being settled for amounts different from the amounts originally estimated;

•	reserves being increased or decreased for individual claims that remain open as more information becomes known about those individual claims; and

•	more or fewer claims being reported after December 31, 1995 than had been reported before that date.
      The “cumulative redundancy (deficiency)” represents, as of December 31, 2005, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means that the original estimate was higher than the current estimate for reserves; a deficiency means that the current estimate is higher than the original estimate for reserves. For example, because the reserves established as of December 31, 1995 at $53.0 million were reestablished at December 31, 2005 at $43.6 million, it was re-estimated that the reserves which were established as of December 31, 1995 included a $9.4 million redundancy.
      The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $53.0 million as of December 31, 1995 by December 31, 2005 (ten years later) $43.6 million actually had been paid in settlement of the claims which pertain to the reserve as of December 31, 1995.
      Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.
      ANIC’s reserves averaged approximately 13% of our total reserves for each year in the ten year period ended December 31, 2005. From 1995 through 2001, ANIC’s reserves were primarily applicable to ANIC’s non-standard personal auto and commercial multi-peril business lines, which were discontinued in 2001. Beginning in 2002, ANIC’s reserves were derived primarily from its assumed quota share of a portion of the premiums produced by CoverX.

Analysis of Unpaid Loss and Loss Adjustment Expense Development

	Year Ended December 31,

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Net reserve for unpaid losses and loss adjustment expenses	$53,010	$48,018	$37,714	$32,023	$31,561	$34,498	$46,617	$54,507	$56,644	$63,046	$91,995
Net reserves re-estimated At December 31:
One year later	55,368	47,044	33,364	27,286	27,926	34,677	47,744	56,023	58,342	82,087
Two years later	54,273	43,286	28,801	21,363	26,967	35,789	52,212	61,968	78,214
Three years later	51,647	38,796	22,877	19,030	27,932	37,774	59,665	81,339
Four years later	46,848	33,224	21,824	19,367	28,108	40,026	73,785
Five years later	44,507	32,447	22,148	18,892	28,770	45,470
Six years later	43,913	32,953	21,482	18,917	30,219
Seven years later	44,230	32,275	21,677	19,605
Eight years later	43,621	32,330	22,255
Nine years later	43,687	32,290
Ten years later	43,634
Cumulative redundancy (deficiency) on net reserves	9,376	15,728	15,459	12,418	1,342	(10,972)	(27,168)	(26,832)	(21,570)	(19,041)
Cumulative amount of net liability paid through December 31:
One year later	20,016	15,064	8,224	5,810	7,855	9,791	13,999	18,757	19,955	24,025
Two years later	31,684	22,564	12,975	10,737	14,063	19,060	30,603	37,249	40,487
Three years later	36,548	26,186	16,435	13,303	19,856	27,724	43,950	55,262
Four years later	38,826	28,455	18,198	15,918	24,039	33,839	56,471
Five years later	40,958	29,685	19,886	17,382	26,900	38,525
Six years later	41,884	31,024	20,657	18,198	28,328
Seven years later	42,672	31,627	21,223	18,583
Eight years later	43,091	31,984	21,584
Nine years later	43,410	32,183
Ten years later	43,595
Gross reserves — end of year	56,564	56,308	45,221	37,653	36,083	36,150	48,143	59,449	61,727	68,699	113,864
Reinsurance recoverable on unpaid losses	3,554	8,290	7,507	5,630	4,522	1,652	1,526	4,942	5,083	5,653	21,869

Net reserves — end of year	53,010	48,018	37,714	32,023	31,561	34,498	46,617	54,507	56,644	63,046	91,995
Gross reserves — re-estimated At 12/31/05	46,138	39,459	29,555	27,054	34,950	48,925	78,258	88,300	85,163	90,311
Reinsurance recoverable on unpaid losses — re-estimated at 12/31/05	2,504	7,169	7,300	7,449	4,731	3,455	4,473	6,961	6,949	8,224

Net reserves — re-estimated At 12/31/05	43,634	32,290	22,255	19,605	30,219	45,470	73,785	81,339	78,214	82,087
Cumulative redundancy (deficiency) on gross reserves	10,426	16,849	15,666	10,599	1,133	(12,775)	(30,115)	(28,851)	(23,436)	(21,612)
      Factors contributing to the reserve development in the preceding table are as follows:
      From 1995 through 1998, our insurance subsidiaries experienced significant favorable development of their reserves, reflecting redundancies in all years. This development was significantly influenced by the police and public officials classes of business which FMIC’s predecessor organization, First Mercury Syndicate (“FMS”) began writing in 1991, and FMIC stopped writing in 1996. Early reported losses and loss adjustment expense emergence in those classes was worse than industry experience, and estimated ultimate losses and loss adjustment expenses and related reserves were based on a continuation of the adverse trend and use of industry development factors. In addition, FMS’s loss and loss adjustment experience data only went back to FMS’s formation in 1985, so greater weight was given to industry data compared to our claims experience in establishing IBNR. As our policies in the accident years matured, the loss trends moderated and ultimate losses and loss adjustment expenses emerged lower than the industry data indications.
      From 2000 through 2004, the reserves gave greater weight to loss development patterns from our historical experience through 1998, and were adjusted for differences between actual and expected development as developments emerged. During 2005, a significant amount of adverse development occurred related to accident years 2000 through 2002, and our insurance subsidiaries increased their reserves accordingly. See “— Reconciliation of Unpaid Loss and Loss Adjustment Expenses.” In addition, we increased our reserves applicable to other specialty classes, principally as a result of using updated industry loss development factors, which became available during 2005, in the calculations of ultimate expected losses and reserves on other specialty classes. Because the loss table above is prepared on a reported year basis, the $19.0 million and $21.6 million in unfavorable net reserve and gross reserve development, respectively, during 2005 on the December 31, 2004 net and gross reported reserves appears in the applicable reported year that coincides with the related accident years affected and is repeated in each subsequent year through 2005.
      For policies written from the middle of 2002 through the present, historical experience for security classes has improved due to the underwriting initiatives taken in response to the deterioration in loss experience for the 1999 through 2001 accident years, especially in the safety equipment installation and service class. See “— Reconciliation of Unpaid Loss and Loss Adjustment Expenses.”

Reinsurance
      Our insurance subsidiaries cede insurance risk to reinsurers to diversify their risks and limit their maximum loss arising from large or unusually hazardous risks or catastrophic events. Additionally, our insurance subsidiaries use reinsurance in order to limit the amount of capital needed to support their operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or ceding, a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.
      In June 2004, following the investment in our convertible preferred stock by Glencoe, FMFC contributed additional capital to FMIC, resulting in an increase in FMIC’s statutory surplus of $26 million. Shortly thereafter, A.M. Best raised FMIC’s financial strength rating to “A-” and size rating to “VII,” thus qualifying it to be the direct writer of substantially all of the premiums produced by CoverX. On May 1, 2005, the prior assumed reinsurance contracts terminated. By December 31, 2005, substantially all premiums produced were written directly by FMIC.
      FMIC entered into ceding reinsurance contracts effective June 2004, ceding per occurrence coverages in excess of $500,000 per risk, and ceding 39% of its net retention to an unaffiliated reinsurer (30%) and to ANIC (9%), increasing the combined net retention of our insurance subsidiaries to 70% of the first $500,000 per occurrence. We increased the premiums ceded under a quota share agreement with an unaffiliated reinsurer to 40% in July 2005 and 50% in January 2006.
      We have historically adjusted our level of quota share reinsurance based on our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. We believe that the current reinsurance market for the lines of business that we insure is stable in both capacity and pricing. In addition, we do not anticipate structural changes to our reinsurance strategies, but rather will continue to adjust our level of quota share and excess of loss reinsurance based on our premiums produced, level of capitalization and risk appetite. As a result, we believe that we will continue to be able to execute our reinsurance strategies on a basis consistent with our historical and current reinsurance structures.
      The following table illustrates our direct written premiums and ceded for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Direct Written Premiums and Premiums Ceded

	Six Months		Year Ended
	Ended June 30,		December 31,

	2006	2005	2005	2004	2003

	($ in thousands)
Direct written premiums	$110,980	$79,308	$168,223	$53,121	$1,131
Ceded written premiums	(59,305)	(27,258)	(70,195)	(19,171)	(266)

Net written premiums	51,675	52,050	98,028	33,950	865

Ceded written premiums as percentage of direct written premiums	53.4%	34.4%	41.7%	36.1%	23.5%

      The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Six Months		Year Ended
	Ended June 30,		December 31,

	2006	2005	2005	2004	2003

	($ in millions)
Ceded written premiums	$59,305	$27,258	$70,195	$19,171	$266
Ceded premiums earned	45,876	16,380	48,571	4,279	883
Losses and loss adjustment expenses ceded	23,979	9,016	20,962	2,261	1,566
Ceding commissions	14,350	5,165	14,805	1,036	312
      Our net cash flows relating to ceded reinsurance activities (premiums paid less losses recovered and ceding commissions received) were approximately $43.0 million net cash paid for the six months ended June 30, 2006 compared to net cash paid of $20.3 million for the six months ended June 30, 2005. We paid approximately $48.4 million relating to reinsurance ceded activities for the year ended December 31, 2005 compared to $12.8 million and $(1.6) million, respectively, for the years ended December 31, 2004 and 2003.
      The assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. The inability to recover amounts due from reinsurers could result in significant losses to us. To protect us from reinsurance recoverable losses, FMIC seeks to enter into reinsurance agreements with financially strong reinsurers. Our senior executives evaluate the credit risk of each reinsurer before entering into a contract and monitor the financial strength of the reinsurer. On June 30, 2006, all reinsurance contracts to which we were a party, except one, were with companies with A.M. Best ratings of “A-” or better. We have not recorded a reserve against the reinsurance balance recoverable from Alea North America Insurance Company, rated NR-4 (company request) by A.M. Best, because it is not currently payable. In addition, ceded reinsurance contracts contain trigger clauses through which FMIC can initiate cancellation including immediate return of all ceded unearned premiums at its option, or which result in immediate collateralization of ceded reserves by the assuming company in the event of a financial strength rating downgrade, thus limiting credit exposure. On June 30, 2006, there was no allowance for uncollectible reinsurance, as all reinsurance balances were current and there were no disputes with reinsurers.

      On June 30, 2006 and December 31, 2005, FMFC had a net amount of recoverables from reinsurers of $94.8 million and $49.2 million, respectively, on a consolidated basis. The following is a summary of our insurance subsidiaries’ net reinsurance recoverables by reinsurer:
      Net Reinsurance Recoverables.

		Net Amount	Net Amount
		Recoverable as of	Recoverable as of
	A.M. Best Rating	June 30, 2006	December 31, 2005

		($ in thousands)
ACE Property & Casualty Insurance Company	A+	$68,012	$34,900
Alea North America Insurance Company	NR-4	142	176
Platinum Underwriters Reinsurance, Inc.	A	4,959	—
Berkley Insurance Company	A	1,662	2,514
GE Reinsurance Corp.	A	16,048	10,699
Other	(1)	3,974	882

Total		$94,797	$49,171

(1)	All other reinsurers carry an A.M. Best rating of “A” and above
      The reinsurance market moves in pricing cycles which are correlated with the primary insurance market. Thus, after experiencing adverse reserve development due to inadequate pricing during the soft market, the amount of capacity in the reinsurance market has decreased. This has in turn placed upward pressure on reinsurance prices and restricted terms.

Recent Accounting Pronouncements
      In December 2004, Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation.” SFAS No. 123(R) eliminates the option of accounting for share-based payments using the intrinsic value method and making only pro forma disclosures of the impact on earnings of the cost of stock options and other share-based awards measured using a fair value approach. SFAS No. 123(R) will require that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period) which is usually equal to the vesting period. SFAS No. 123(R) is effective starting January 1, 2006 for calendar-year public companies. We have evaluated the impact of adopting SFAS No. 123(R) and have determined there will be no impact on our financial statements for options granted prior to the adoption of SFAS No. 123(R) because all outstanding stock options are fully vested. During the six months ended June 30, 2006, we granted 99 options to certain employees. These options were accounted for in accordance with SFAS No. 123(R). The application of SFAS No. 123(R) to these options did not have a material effect on our financial statements.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion (APB) No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.” This Statement requires retrospective application to prior periods’ financial statements of a change in accounting principle. It applies both to voluntary changes and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption to have a material effect on our financial statements.

      In November 2005, the FASB issued Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1. “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP Nos. FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005; however, the disclosure requirements are already in effect. The adoption of this FSP is not expected to have a material effect on our results of operations or financial condition.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” Under current GAAP, an entity that holds a financial instrument with an embedded derivative must bifurcate the financial instrument, resulting in the host and the embedded derivative being accounted for separately. SFAS No. 155 permits, but does not require, entities to account for financial instruments with an embedded derivative at fair value thus negating the need to bifurcate the instrument between its host and the embedded derivative. SFAS No. 155 is effective for fiscal periods beginning after September 15, 2006. We do not expect that SFAS No. 155 will have a material impact on our consolidated financial statements.
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. SFAS No. 156 is effective for fiscal periods beginning after September 15, 2006. We do not expect that SFAS No. 156 will have a material impact on our consolidated financial statements.
      In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109” (“FIN 48”). This statement clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial statements.
Quantitative and Qualitative Disclosures about Market Risk
      Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.

Credit Risk
      Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer or a reinsurer.
      We address the risk associated with debt issuers by investing in fixed maturity securities that are investment grade, which are those securities rated “BBB–” or higher by Standard & Poor’s. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio. Our outside investment managers assist us in this process. We utilize a variety of tools and analysis to as part of this process. If a security rated “BBB–” or higher by Standard & Poor’s at the time that we purchase it and is then downgraded below “BBB–” while we hold it, we evaluate the security for impairment, and after discussing the security with our investment advisors, we make a decision to either dispose of the security or continue to hold it. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.
      We address the risk associated with reinsurers by generally targeting reinsurers with A.M. Best financial strength ratings of “A-” or better. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. In addition, we continually monitor rating downgrades involving any of our reinsurers. At June 30, 2006, all but one insignificant reinsurance contract was with companies with A.M. Best ratings of “A-” or better.

Interest Rate Risk
      Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. We manage our exposure to interest rate risk through an asset and liability matching process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position. Our outside investment managers assist us in this process. Our senior notes bear interest at an annual rate, reset quarterly, equal to LIBOR plus 8%. A portion of the net proceeds from this offering will be used to repay all of the amounts owed under the senior notes. We also have $20.6 million cumulative principal amount of floating rate junior subordinated debentures outstanding. We have entered into interest rate swap agreements through 2009 with a combined notional amount of $20 million in order to fix the interest rate on this debt, thereby reducing our exposure to interest rate fluctuations with respect to our debentures.

BUSINESS
      We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 33 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed the underwriting expertise and cost-efficient infrastructure which have enabled us to underwrite such risks profitably. Over the last six years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors.
      As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. Our combined ratio, a customary measure of underwriting profitability, has averaged 69.4% over the past three years. A combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured. We believe this flexibility has a beneficial impact on our underwriting profitability and our combined ratio.
      In addition, through our insurance services business, which provides underwriting, claims and other insurance services to third parties, we are able to generate significant fee income that is not dependent upon our underwriting results. For our entire business, we generated an average annual return on stockholders’ equity of 28.6% over the past three calendar years.
      Our CoverX subsidiary is a licensed wholesale insurance broker that produces and underwrites all of the insurance policies for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides underwriting services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums. We participate in the risk on insurance policies sold through CoverX, which we refer to as policies produced by CoverX, generally by directly writing the policies through our insurance subsidiaries and then retaining all or a portion of the risk. The portion of the risk that we decide not to retain is ceded to, or assumed by, reinsurers in exchange for paying the reinsurers a proportionate amount of the premium received by us for issuing the policy. This cession is commonly referred to as reinsurance. Based on market conditions, we can retain a higher or lower amount of premiums produced by CoverX.
      Prior to June 2004, when our insurance subsidiary’s rating was upgraded by A.M. Best Company, Inc. to “A-,” we did not directly write a significant amount of insurance policies produced by CoverX, but instead utilized fronting arrangements under which we contracted with third party insurers, or fronting insurers, to directly write the policies produced by CoverX. Under these fronting arrangements, we then controlled the cession of the insurance from the fronting insurer and either assumed most of the risk under these policies as a reinsurer or arranged for it to be ceded directly to other reinsurers. In connection with our insurance subsidiary’s rating upgrade, we were able to eliminate most of our fronting relationships by May 2005 and become the direct writer of substantially all of the policies produced by CoverX.
      Our direct and assumed written premiums grew from $48.7 million to $175.9 million from 2003 to 2005. These amounts do not include $71.5 million and $12.6 million of premiums in 2003 and 2005, respectively, that were produced and underwritten by CoverX and directly written by our fronting insurers for unaffiliated insurers. A discussion of how the shift from relying on fronting relationships to directly writing insurance has impacted our financial presentation and our direct and assumed written premiums is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

      We have written general liability insurance for the security industry, which includes security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses, for 33 years. We focus on small and mid-size accounts that are often underserved by other insurance companies. For 2005 and the six months ended June 30, 2006, our direct and assumed written premiums from security classes was 39.3% and 30.8%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio, on a weighted average basis, for security classes has been 63.2% over the past 19 accident years and 39.0% over the past three accident years. A loss and allocated loss adjustment expense ratio consists of the total net incurred losses and allocated loss adjustment expenses related to a specified class or classes of business over a specified time period divided by the total net earned premium related to a specified class or classes of business over the same time period. We believe that this calculation is useful in providing information on the historical long term underwriting performance of our business from security classes and is an indicator of how an insurance company has managed its risk exposure.
      We have leveraged our nationally recognized CoverX brand, our broad distribution channels through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We write general liability insurance for other specialty classes primarily consisting of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, and, most recently, legal professional liability coverage. As part of this extension of our business, we have increased our underwriting staff and opened regional offices in Chicago, Dallas, Naples, Florida and Boston. For 2005 and the six months ended June 30, 2006, our direct and assumed written premiums from other specialty classes represented 60.7% and 69.2%, respectively, of our total direct and assumed written premiums. Our loss and allocated loss adjustment expense ratio, on a weighted average basis, for other specialty classes has been 39.6% over the past three accident years and 48% over the past six accident years, which represents the period in which we have expanded our business in other specialty classes. We believe this calculation is useful in providing information on the underwriting performance of business from other specialty classes for the six-year period. Because we have limited experience in these classes compared to security classes, the loss and allocated loss adjustment expense ratio may not be indicative of the long term underwriting performance of our business from other specialty classes.
      Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers, and generated $10.5 million in fee income in 2005. Most of this revenue is generated by ARPCO, through which we provide third party administration services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services.
      For the year ended December 31, 2005, our operating income was $40.4 million, a 38% increase over the same period in 2004, and our net income was $22.8 million, a 29.0% increase over the over the same period in 2004. For the six months ended June 30, 2006, our operating income was $22.4 million, a 15% increase over the six months ended June 30, 2005, and our net income was $11.3 million, a 5% decrease from the same period in 2005. The changes in net income from 2004 to 2005 and from the six months ended June 30, 2006 compared to the corresponding period in 2005 were not proportional to the respective changes in operating income due to interest expense incurred after August 17, 2005 on the $65 million in senior notes issued to finance the purchase of FMFC shares. As of June 30, 2006, we had total assets of $419.4 million and stockholders’ equity of $74.5 million.
Competitive Strengths
      The following competitive strengths drive our ability to execute our business plan and growth strategy:

•	Recognized Brand and Nationwide Distribution Platform. Our CoverX brand has been well-known among insurance brokers and agents for over 30 years. Brokers and agents have depended upon us to provide a consistent insurance market since 1973 for security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. We have developed relationships with numerous brokers nationwide, and produced business from approximately 1,000 different brokers in 2005. Throughout our history, we have successfully leveraged our brand and broker distribution network to enter into other specialty classes of business.

•	Proprietary Data and Underwriting Expertise. Recognizing the importance of the collection of claims and loss information, we have developed and maintained an extensive database of underwriting and claims information that we believe is unmatched by our competitors and which includes over 20 years of loss information. We believe our database and underwriting expertise allow us to price the risks that we insure more appropriately than our competitors. We also enhance our historical risk database by using our knowledge to draft extensively customized forms which precisely define the exposures that we insure.

•	Opportunistic Business Model. Because CoverX controls a broad policy distribution network through its relationships with brokers and possesses significant underwriting expertise, we have the ability to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. We have the ability to offset lower net written premiums by generating higher fee income by either underwriting through CoverX on behalf of third party insurance carriers or ceding more risk to reinsurers.

•	Cost-Efficient Operating Structure. We believe that our cost-efficient operating structure allows us to focus on underserved, small accounts more profitably than our competitors. We streamlined our underwriting and claims processes to create a paperless interactive process that requires significantly less administration. While the premiums generated from insurance policies produced by CoverX increased from $28.1 million in 2000 to $188.5 million in 2005, our total employees over that same period only increased from 110 to 132.

•	Significant Commission and Fee Income Earnings. We have demonstrated the ability to generate non-risk bearing commissions and fees that provide a significant recurring source of income, and as a result, our revenue and net income are less dependent upon our underwriting results.

•	Proven Leadership and Highly Experienced Employees. Our management team, led by our President and Chief Executive Officer, Richard H. Smith, has an average of over 25 years of insurance experience. Additionally, both our underwriters and our senior claims personnel average over 20 years of experience in the insurance industry.

Business Challenges
      We face the following challenges in conducting our business:

•	Our Continued Success is Dependent Upon Our Ability to Maintain Our Third Party Ratings to Continue to Engage in Direct Insurance Writing. Any downgrade in the rating that First Mercury Insurance Company receives from A.M. Best Company could prevent us from engaging in direct insurance writing or being able to obtain adequate reinsurance on competitive terms, which could lead to decreased revenue and earnings.

•	We Need to Maintain Adequate Reserves. Our actual incurred losses may exceed the loss and loss adjustment expense reserves we maintain, which could have a material adverse effect on our results of operations and financial condition.

•	We Bear Credit Risk With Respect to Our Reinsurers. We continue to have primary liability on risks we cede to reinsurers. If any of these reinsurers fails to pay us on a timely basis or at all, we could experience losses.

•	Our Continued Success is Dependent Upon Our Ability to Obtain Reinsurance on Favorable Terms. We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced.

•	A Substantial Portion of Our Business is Concentrated in the Security Industry. Our direct and assumed written premiums for security classes represented 39.3% and 30.8% of our total premiums produced in 2005 and the six months ended June 30, 2006, respectively. As a result, any adverse changes in the security insurance market could reduce our premiums.

•	We Operate in a Highly Competitive Market. It is difficult to attract and retain business in the highly competitive market in which we operate. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly and we might not be able to effectively compete.
Strategy
      We intend to grow our business while enhancing underwriting profitability and maximizing capital efficiency by executing the following strategies:

•	Profitably Underwrite. We will continue to focus on generating an underwriting profit in each of our classes, regardless of market conditions. Our average combined ratio for the last three years was 69.4%, comprised of an average loss ratio of 51.4% and an average expense ratio of 18.0%. Our ability to achieve similar underwriting results in the future depends on numerous factors discussed in the “Risk Factors” section and elsewhere in this prospectus, many of which are outside of our control.

•	Opportunistically Grow. We plan to opportunistically grow our business in markets where we can use our expertise to generate consistent profits. Our growth strategy includes the following:

•	Selectively Retain More of the Premiums Generated from Insurance Policies Produced by CoverX. In 2005, our insurance subsidiaries retained 56% of the premiums generated from insurance policies produced by CoverX either by directly writing these premiums or by assuming these premiums under our fronting arrangements. The remaining portion, or 44%, of these premiums were ceded to reinsurers through quota share and excess of loss reinsurance or retained by the issuing fronting carriers. We intend to continue to selectively retain more of these premiums and to use quota share and other reinsurance arrangements.

•	Selectively Expand Geographically and into Complementary Classes of General Liability Insurance. We strategically provide general liability insurance to certain targeted niche market segments where we believe our experience and infrastructure give us a competitive advantage. We believe there are numerous opportunities to expand our existing general liability product offerings both geographically and into complementary classes of specialty insurance. We intend to identify additional classes of risks that are related to our existing insurance products where we can leverage our experience and data to profitably expand.

•	Enter into Additional Niche Markets and Other Specialty Commercial Lines of Business. We plan to leverage our brand recognition, extensive distribution network, and underwriting expertise to enter into new E&S lines or admitted markets in which we believe we can capitalize on our underwriting and claims platform. We intend to expand into these markets and other lines organically, as well as by making acquisitions and hiring teams of experienced underwriters.

•	Actively Pursue Opportunities for Fee Income Growth. To the extent we have more market opportunities than we choose to underwrite on our own balance sheet, we plan to pursue and leverage these opportunities to generate fee income by providing our distribution, underwriting and claims services to third party carriers or insureds.

•	Continue to Focus on Opportunistic Business Model. We intend to selectively increase or decrease the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. The efficient deployment of our capital, in part, requires that we appropriately anticipate the amount of premiums that we will write and retain. Changes in the amount of premiums that we write or retain may cause our financial results to be less comparable from period to period.

•	Efficiently Deploy Capital. To the extent the pursuit of the growth opportunities listed above require capital that is in excess of our internally generated capital, we may raise additional capital in the form of debt or equity in order to pursue these opportunities. We have no current specific plans to raise additional capital and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Maintaining at least an “A-” rating from A.M. Best is critical to us, and will be a principal consideration in our decisions regarding capital as well as our underwriting, reinsurance and investment practices.
Industry Background

Overview
      We compete in the property and casualty, or P&C, insurance industry and, more specifically, the E&S lines sector of that industry which generated $33.0 billion of premium in 2004 according to A.M. Best.

Admitted Insurance Companies Compared to E&S Lines Insurance Companies
      The majority of the insurance companies in the U.S. are known as standard, or admitted, carriers. Admitted insurance carriers are often required to be licensed in each state in which they write business and to file policy forms and fixed rate plans with these states’ insurance regulatory bodies. Businesses with unique risks often cannot find coverage underwritten by admitted insurance companies because admitted insurance companies do not have the policy form or rate flexibility to properly underwrite such risks. While some businesses choose to self-insure when they cannot find acceptable insurance coverage in the standard insurance market, many look for coverage in the E&S lines market. E&S lines insurance companies need state insurance department authorization to write insurance in most of the states in which they do business, but they do not typically have to file policy forms or fixed rate plans. The E&S lines insurance market fills the insurance needs of businesses with unique risk characteristics because E&S lines insurance carriers have the policy form and rate flexibility to underwrite these risks individually.
      Competition in the E&S lines market tends to focus less on price and more on availability and quality of service. The E&S lines market is significantly affected by the conditions of the insurance market in general. During times of hard market conditions (i.e., those favorable to insurers), as rates increase and coverage terms become more restrictive, business tends to move from the admitted market back to the E&S lines market. When soft market conditions are prevalent, standard insurance carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as E&S lines.

Growth and Size of the Market
      The property and casualty insurance industry has historically experienced market cycles in which pricing was more or less competitive. However, because casualty claims emerge over time, the industry does not always recognize inadequate pricing until losses emerge and as a result companies may have less capital to deploy. The 1990s was a period of particularly intense price competition. As a result, the industry suffered from inadequate premium levels, less favorable policy terms and conditions and reduced profitability. Significant industry losses began to emerge in 1998 and continued throughout 1999. By 2000, price increases and tighter contract terms were widespread as companies reacted to the frequency and severity of claims emerging from earlier in the decade and from asbestos and environmental exposures written prior to 1987.
      The trend toward higher pricing and narrower coverage accelerated in 2001 as a result of the following factors:

•	losses caused by the terrorist attacks of September 11, 2001, which resulted in one of the largest insured losses in history, estimated at $30 billion to $40 billion by A.M. Best;

•	the low interest rate environment that forced property and casualty companies to adopt more profitable underwriting practices as investment returns decreased;

•	the existence of substantial reserve deficiencies, resulting from asbestos, environmental and directors and officers liability related claims and from poor underwriting practices in the late 1990s;

•	substantial investment losses as a result of a decline in the global equity markets and significant credit losses, with Insurance Services Offices, which we refer to as ISO, estimating that the U.S. property and casualty industry as a whole had realized and unrealized losses from the end of 2000 through the end of 2002 of $33 billion;

•	the exit or insolvency of several large insurance market participants, each of which either exited particular lines of business or significantly reduced their activities;

•	the ratings downgrades of a significant number of insurers and reinsurers; and

•	the general lack of capacity in certain specialty classes of insurance.
      We believe that these trends have slowed and that the current insurance market has become more competitive in terms of pricing and policy terms and conditions. New competitors have entered the E&S lines market, including several start-up companies and larger standard insurers.
      While the standard P&C insurance market is significantly larger than the E&S lines market in terms of total premiums written, the E&S lines market has been one of the fastest growing sectors of the P&C industry. According to A.M. Best, over the 10-year period from 1995 through 2005, the surplus lines market grew from an estimated $9.2 billion in direct premiums written to $33.3 billion, representing an increase of 262%. In contrast, the U.S. property and casualty industry grew more moderately from $273.9 billion in direct premiums written to $488.7 billion over the same time period, representing an increase of 78%. During this period, the surplus lines market as a percentage of the total property and casualty industry grew from approximately 3.4% to 6.8%.
Underwriting Operations

Security Classes
      We underwrite and provide several classes of general liability insurance for the security industry, including security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2005, $74.2 million of our premiums produced were within security classes of specialty insurance, which represented 39% of our total premiums produced for that year.
      For security classes, we focus on underwriting for small (premiums less than $10,000) and mid-sized (premiums from $10,000 to $50,000) accounts. Approximately 55% of our premiums produced in 2005 for security classes consisted of premium sizes of $50,000 or below. In 2005, our average premium size for security classes was $9,200. Pursuing these smaller accounts helps us avoid competition from larger competitors. As of December 31, 2005, we had approximately 8,000 policies in force for security classes. The majority of these policies have policy limits of $1 million per occurrence. Although, we have reinsurance arrangements in place that would allow us to selectively underwrite policies with limits of up to $6 million per occurrence, because of our current risk tolerance, less than 5% of the policies we write for security classes have limits in excess of $1 million. Our policy limits typically do not include defense costs.

      The map below indicates the percentage of our premiums produced for security classes by each state in 2005.
      Security guards and detectives: Approximately 41.0% of our premiums produced for security classes in 2005 consisted of coverages for security guards and detectives. Coverages are available for security guards, patrol agency personnel, armored car units, private investigators and detectives.
      Alarm installation and service businesses: Approximately 27.5% of our premiums produced for security classes in 2005 were composed of coverages for security alarm manufacturers and technicians. Coverages are available for sales, service and installation of residential and commercial alarm systems as well as alarm monitoring.
      Safety equipment installation and service businesses: Approximately 31.3% of our premiums produced for security classes in 2005 were composed of coverages for fire suppression companies. Coverages are available for sales, service and installation of fire extinguishers and sprinkler and chemical systems, both on residential and commercial systems.

Other Specialty Classes
      We have underwritten various other specialty classes of insurance at different points throughout our history. We have leveraged our core strengths used to build our business for security classes, which include our nationally recognized CoverX brand, our broad wholesale broker distribution through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We provide general liability insurance for other specialty classes consisting primarily of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors, and, most recently, legal professional liability coverage. Our senior underwriters for the other specialty classes have extensive industry experience and longstanding relationships with the brokers and agents that produce the business.

      Our underwriting policies and targets for other specialty classes are similar to our policies and targets for security classes. Our target account premium size is $50,000 and below. In 2005, we wrote approximately 5,200 policies with an average premium size of approximately $22,000. The majority of our policies for other specialty classes have coverage limits of $1 million, although we have the ability to selectively underwrite policies with limits of $6 million per occurrence. Less than 4% of our policies for other specialty classes have limits in excess of $1 million. Our policy limits typically do not include defense costs.
      The map below indicates the percentage of premiums for other specialty classes produced by CoverX in each state in 2005. Due to the historical regulatory and legal environment, we choose to underwrite very little for other specialty classes in California other than legal professional liability; however, we believe that this environment has improved, and California, as the largest E&S lines market in the country, will be an opportunity for expansion and growth.
Insurance Services Operations
      Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers. We generated $10.5 million in fee income in 2005 from our insurance services operations. These insurance services operations are conducted through ARPCO and CoverX.
      ARPCO has multi-year contracts with five public entity pools in four states as well as an excess reinsurance risk-sharing pool utilized by all of the public entity risk pools. Each pool is composed of public entity members (such as cities, townships, counties, etc.) that have joined together by means of an intergovernmental contract to pool their insurance risk and provide related insurance services to its members. The pooling is authorized by state statute or as noted in the enabling legislation. Pooling provides a risk sharing alternative to the traditional purchase of commercial insurance. These governmental risk-sharing pools are located in the Midwest. ARPCO provides underwriting, claims, loss control, reinsurance placement and other third party administration services to these pools. ARPCO receives fees for providing or subcontracting the underwriting, marketing, accounting, claims supervision, investing and reinsurance services from the individual pools.

      We also utilize our underwriting expertise to provide certain underwriting services to third party insurance carriers through CoverX. We focus our efforts on classes of business whose risk or limits profile do not fit into our own insurance companies or where other insurance carriers have different risk profiles or different target rates of returns.
Distribution
      All of the insurance policies that we write or assume are distributed and underwritten through our subsidiary, CoverX. We distribute our products through a nationwide network of licensed E&S lines wholesalers as well as certain large retail agencies with a specialty in the markets that we serve. In 2005, we placed business with approximately 825 brokers and agents for security classes of general liability insurance and 360 brokers and agents for the other specialty classes.
      CoverX is well known within the security industry due to its long presence in the marketplace and, as a result, has developed significant brand awareness. Because an individual broker’s relationship is with CoverX and not the insurance companies, CoverX is able to change the insurance carrier providing the underwriting capacity without significantly affecting its revenue stream. We typically do not grant our agents and brokers any underwriting or claims authority. We have entered into a contractual relationship with one underwriter with respect to our legal professional liability insurance class. We select our agents and brokers based on industry expertise, historical performance and business strategy.
      Our longstanding presence in the security industry has enabled us to write policies within security classes from a variety of sources. We generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2005, our top five wholesale brokers represented 26% of our premiums produced for security classes and no wholesale broker accounted for more than 10% of our premiums produced.
      We generate the majority of our business for other specialty classes from traditional E&S lines insurance wholesalers. The underwriters in our regional offices often have longstanding relationships with local and regional wholesale brokers who provide business to them. In addition, we have leveraged our CoverX brand to facilitate the development of new relationships with wholesalers in other specialty classes. In 2005, our top five wholesale brokers represented 27% of our premiums produced for other specialty classes and no wholesale broker accounted for more than 12% of our premiums produced.
      Our underwriting personnel regularly visit key agents and brokers in order to review performance and to discuss our insurance products. Additionally, we monitor the performance of the policies produced by each broker and generally will terminate the relationship with an agent or broker if the policies he or she sells produce excessive losses. We typically pay a flat commission rate of 15.0% of premium to our agents and brokers, although commissions can range from below 12.0% to 17.5%. By distributing our products through CoverX rather than a third party managing general agent, or MGA, we avoid the additional commission payments of 10.0% or more that many traditional E&S lines insurance carriers must pay to access MGAs as a distribution source. Our name recognition in the industry allows us to use this strategy without losing the opportunity to generate business. We have not entered into any contingent commission arrangements with agents or brokers.
Underwriting
      Our underwriting is an intensive process using policy applications, our proprietary information and industry data, as well as inspections, credit reports and other validation information. Our long-term success depends upon the efforts of our underwriting department to appropriately understand and underwrite risks and provide appropriate contract language to accomplish that. All submissions are reviewed by a company underwriter with expertise in the class of business being reviewed. Our policy is to review each file individually to determine whether coverage will be offered, and, if an offer is made, to determine the appropriate price, terms, endorsements and exclusions of coverage. We write most coverage as an E&S lines carrier, which provides the flexibility to match price and coverage for each individual risk. We generally do not delegate underwriting authority outside of the company; however we have entered into a contractual relationship with one underwriter with respect to our legal professional liability insurance class delegating such authority.
      We use industry standard policy forms customized by endorsements and exclusions that limit coverage to these risks underwritten and acceptable to us. For example, most security policies have exclusions and/or limitations for operations outside the normal duties identified by an applicant. The use of firearms might be prohibited, operations such as work in bars or nightclubs might be prohibited, or the location of operations of the policyholder may be restricted. All policies currently being written have mold, asbestos, and silica exclusions. Many policies also contain employment practices liability exclusions and professional services exclusions.
      We maintain proprietary loss cost information for security classes. In order to price policies for other specialty classes, we begin with the actuarial loss costs published by ISO. We make adjustments to pricing based on our loss experience and our knowledge of market conditions. We attempt to incorporate the unique exposures presented by each individual risk in order to price each coverage appropriately. Through our monitoring of our underwriting results, we seek to adjust prices in order to achieve a sufficient rate of return on each risk we underwrite. We have more latitude in adjusting our rates as an E&S lines insurance carrier than a standard admitted carrier. Since we typically provide coverage for risks that standard carriers have refused to cover, the demand for our products tends to be less price sensitive than standard carriers.
      An extensive information reporting process is in place for management to review all appropriate near term and longer term underwriting results. We do not have production volume requirements for our underwriters. Incentive compensation is based on multiple measures representing quality and profitability of the results.
      We have 12 underwriters that underwrite for security classes out of our headquarters in Southfield, Michigan. Our Vice President of Underwriting has led this underwriting group for the past four years and has 17 years of insurance industry experience. Our strategy is to receive a submission for as many risks for the security classes that we target as possible and generate a high quote and bind rate. In 2005, we received over 14,000 policy submissions within security classes, we quoted over 10,000 of those submissions, and bound over 8,000 policies.
      We have 12 underwriters that underwrite for other specialty classes out of our four regional underwriting offices. Because other specialty classes encompass a broader range of classes compared to security classes, we tend to receive submissions outside of our targeted other specialty classes and are more selective in deciding which submissions to quote. In 2005, we received over 30,000 policy submissions within other specialty classes and bound approximately 3,000 policies.
      In our insurance services business operated by ARPCO, we have three employees who provide underwriting or underwriting review services for the public entity pools that we manage. We also have two employees in CoverX providing underwriting services on behalf of third party insurance carriers.
Claims
      Our claims department consists of 21 people supporting our underwriting operations and 13 people supporting our insurance services operations. Our Chief Claims Officer has over 25 years of experience in the property and casualty industry and each of our senior claims professionals have over 10 years of experience. Since 1985, substantially all of our claims, including the claims for the years when fronting companies were utilized, have been handled by our claims department.
      Our claims policy is to aggressively investigate all potential claims and promptly evaluate claims exposure, which permits us to establish claims reserves early in the claims process. Reserves are set at an estimate of full settlement value at all times. We attempt to negotiate all claims to the earliest appropriate resolution.
      Our claims department has established authorization levels for each claims professional, based on experience, capability and knowledge of the issues. Claims files are regularly reviewed by management and higher exposure cases are reviewed by a broader “round-table” group, which may include underwriting representatives and/or senior management, where appropriate. We have substantial legal opinions, legal interpretation, and case experience to guide us in the development of appropriate policy language. The claims and underwriting departments frequently meet to discuss emerging trends or specific case experiences to guide those efforts. A management information and measurement process is in place to measure results and trends of the claims department. All claims operations use imaging technology to produce a paperless environment with all notes, communications and correspondence being a part of our files. Claims adjusters have complete access to the imaged underwriting files, including all policy history, to enable them to better understand coverage issues, underwriter intention, and all other documentation.
      For the security guard and detective portion of security classes, we typically receive claims related to negligence, incompetence or improper action by a security guard or detective. Alarm claims for security classes include installation errors by alarm technicians or alarm malfunctions. Claims related to safety equipment installation and service business are similar to those of the alarm program. We insure that the insured’s safety or fire suppression systems operate as represented by the insured.
      The nature of claims on policies for other specialty classes are similar to those of security classes because the general liability coverage is essentially the same. Instead of receiving claims relating to the actions of a security guard or detective, however, the claims relate to the negligence or improper action of a contractor, manufacturer, or owners, landlords and tenants or to the failure of a contractor’s “completed operations” or a manufacturer’s product to function properly.
      There were approximately 2,000 new claims reported to us during 2005, and we had a total of 1,600 pending claims as of December 31, 2005.
      The claims professionals supporting our insurance services operations provide services through ARPCO. For each of the pools which ARPCO administers, ARPCO provides oversight and claims management services over the third party administrators providing claims adjusting services for the individual pools, and in some cases ARPCO also directly provides claims adjusting services. ARPCO receives fees for these services.
Reinsurance
      We enter into reinsurance contracts to diversify our risks and limit our maximum loss arising from large or unusually hazardous risks or catastrophic events and so that, given our capital constraints, we can provide the aggregate limits that our clients require. Additionally, we use reinsurance to limit the amount of capital necessary to support our operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or “ceding,” a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.
      Our treaty reinsurance is contracted under both quota share and excess of loss reinsurance contracts. We have historically adjusted our level of quota share reinsurance based on our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. We currently maintain a 50% quota share on all of our business other than our legal professional liability class, for which we maintain a variable 70% to 85% quota share, and our umbrella policies, for which we maintain a 90% quota share. Our excess of loss reinsurance is used to limit our maximum exposure per claim occurrence. We currently maintain a $500,000 excess of $500,000 per occurrence coverage. Our quota share reinsurance treaty renews on January 1, 2007 for specialty classes for which we write insurance and on April 1, 2007 for the legal professional liability class. Our excess of loss treaties renew on January 1, 2007.
      In addition to our treaty reinsurance, we also may occasionally purchase facultative reinsurance, which is obtained on a case-by-case basis for all or part of the insurance provided by a single risk, exposure, or policy. We also currently assume reinsurance from fronting carriers on a small portion of our business and have historically assumed a significant portion of our business from various fronting carriers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for a complete discussion of our historic fronting arrangements.

      For a more detailed discussion of our reinsurance structure over time, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reinsurance” and “Risk Factors — Risks Relating to Our Business.”
      The following is a summary of our significant treaty ceded reinsurance programs:

Policy Type	Company Policy Limit	Reinsurance Coverage	Company Retention

Primary Security and Specialty General Liability	Up to $1.0 million per occurrence	$500,000 excess of $500,000 per occurrence 50% quota share up to $1.0 million per occurrence	Up to $250,000 per occurrence
Legal Professional Liability	Up to $2.0 million per occurrence	Variable Quota Share: 70% quota share on policies with $1.0 million limit 85% quota share on policies with $2.0 million limit	Up to $300,000 per occurrence
Umbrella Security and Specialty General Liability	Up to $5.0 million excess of $1.0 million per occurrence	90% quota share up to $5.0 million per occurrence	Up to $500,000 per occurrence
Technology
      We believe that advanced information processing is important in order for us to maintain our competitive position. We have invested significant resources to move toward a paperless environment for record-keeping and for underwriting and claims management, which allows us to operate efficiently and to share data seamlessly across our organization in order to reduce administrative expenses and monitor our exposure. We have developed an extensive data warehouse of underwriting and claims data for security classes and have implemented advanced management information systems to run substantially all of our principal data processing and financial reporting software applications. We use the Phoenix system by Allenbrook for policy administration and claims systems. We are also implementing imaging and workflow systems to eliminate the need for paper files and reduce processing errors. Our operating systems allow all of our offices to access files at the same time while discussing underwriting policies regarding certain accounts.
Competition
      The P&C insurance industry is highly competitive. We compete with domestic and international insurers, many of which have greater financial, marketing and management resources and experience than we do and many of which have both admitted and E&S lines insurance affiliates and, therefore, may be able to offer a greater range of products and services than we can. We also may compete with new market entrants in the future as the E&S lines market has low barriers to entry. Competition is based on many factors, including the perceived market and financial strength of the insurer, pricing and other terms and conditions, services, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best.
      Our primary competitors with respect to security classes are MGAs supported by various insurance or reinsurance partners. These MGAs include All Risks, Ltd., Brownyard Programs, Ltd., Mechanics Group and RelMark Program Managers. These MGAs provide services similar to CoverX, and they typically do not retain any insurance risk on the business they produce. These MGAs also typically do not handle the claims on the business they produce, as claims handling is retained by the company assuming the insurance risk or outsourced to third party administrators. We also face competition from U.S. and non-U.S. insurers, including American International Group, Inc. (Lexington Insurance Company) in the security guard segment, The Hartford Financial Services Group, Inc. in the alarm segment, and ACE Limited in the safety segment.
      Our primary competitors with respect to other specialty classes tend to be E&S lines insurance carriers. Competitors vary by region and market, but include W.R. Berkley Corp. (Admiral Insurance Company), Argonaut Group (Colony Insurance Company), RLI Corp, American International Group, Inc. (Lexington Insurance Company) and International Financial Group, Inc. (Burlington Insurance Co.).
Ratings
      Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. FMIC was assigned a letter rating of “A-” by A.M. Best following the completion of the investment by Glencoe Capital, LLC in June 2004 and maintained such rating after the issuance of the debt in August 2005. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best and is the lowest rating necessary to compete in our targeted markets. A.M. Best assigns each insurance company a Financial Size Category, or FSC. The FSC is designed to provide a convenient indicator of the size of a company in terms of its statutory surplus and related accounts. There are 15 categories with FSC I being the smallest and FSC XV being the largest. As of the date of this prospectus, A.M. Best has assigned FMIC an FSC VII because its Adjusted Policyholders Surplus is between $50 million and $100 million. ANIC is assigned a rating of “B+” by A.M. Best, which is the sixth highest rating given. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its unpaid loss and loss adjustment expense, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders and is not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the common stock being offered by this prospectus. See “Risk Factors — Risks Relating to Our Business — Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income.”
Properties
      Our headquarters is located in Southfield, Michigan in a building owned by FMIC and has approximately 25,000 square feet. CoverX also leases office space in Florida, Illinois, Massachusetts and Texas. We believe our current space is adequate for our current operations.
Employees
      As of June 30, 2006, we had 130 full-time employees and 6 part-time employees. We have employment agreements with certain of our executive officers, which are described under “Management — Employment and Related Agreements.”
Legal proceedings
      We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation involving claims with respect to policies that we write. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

INSURANCE AND OTHER REGULATORY MATTERS
Insurance Regulation
      Our insurance subsidiaries are subject to regulation under the insurance statutes of various jurisdictions, including Illinois, the domiciliary state of FMIC, and Minnesota, the domiciliary state of ANIC. In addition, we are subject to regulation by the state insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business. State insurance regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than stockholders, noteholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing the types and amounts of investments.
      In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies. Although the federal government is not the primary direct regulator of the insurance business, federal initiatives often affect the insurance industry and possible increased regulation of insurance by the federal government continues to be discussed by lawmakers.
      In addition to state imposed insurance laws and regulations, our insurance subsidiaries are subject to the statutory accounting practices and reporting formats established by the National Association of Insurance Commissioners, or NAIC. The NAIC also promulgates model insurance laws and regulations relating to the financial and operational regulation of insurance companies. These model laws and regulations generally are not directly applicable to an insurance company unless and until they are adopted by applicable state legislatures or departments of insurance. All states have adopted the NAIC’s financial reporting form, which is typically referred to as the NAIC “annual statement,” and all states generally follow the codified statutory accounting practices promulgated by the NAIC. In this regard, the NAIC has a substantial degree of practical influence and is able to accomplish certain quasi legislative initiatives through amendments to the NAIC annual statement and applicable accounting practices and procedures.
      Insurance companies also are affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefining risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from adequately reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages to the extent permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

Required Licensing
      FMIC operates on a non-admitted or surplus lines basis and is authorized in 51 states and jurisdictions. While FMIC does not have to apply for and maintain a license in those states, it is subject to meeting and maintaining eligibility standards or approval under each particular state’s surplus lines laws in order to be an eligible surplus line carrier. FMIC maintains surplus line approvals or eligibility in all states in which it operates and therefore FMIC is not subject to the rate and form filing requirements applicable to licensed or “admitted” insurers.
      Surplus lines insurance must be written through agents and brokers who are licensed as surplus lines brokers. The broker or their retail insurance agents generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

      ANIC is licensed and can operate on an admitted basis in its home state of Minnesota and in 14 other states. Insurers operating on an admitted basis must file premium rate schedules and policy forms for review and, in some states, approval by the insurance regulators in each state in which they do business on an admitted basis. Admitted carriers also are subject to other market conduct regulation and examinations in the states in which they are licensed. Insurance regulators have broad discretion in judging whether an admitted insurer’s rates are adequate, not excessive and not unfairly discriminatory.

Insurance Holding Company Regulation
      Our insurance subsidiaries operate as part of an insurance holding company system and are subject to holding company regulation in the jurisdictions in which they are licensed. These regulations require that each insurance company that is part of a holding company system register with the insurance department of its state of domicile and furnish information concerning contracts, transactions, and relationships between those insurance companies and companies within the holding company system. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and prior approval or nondisapproval of the applicable state insurance regulator generally is required for any material or other specified transactions. The insurance laws similarly provide that all transactions and agreements between an insurance company and members of a holding company system must be fair and reasonable. FMIC and ANIC are parties to various agreements, including underwriting agreements, a management service agreement, and a tax sharing agreement with members of the holding company system and are parties to reinsurance agreements with each other, all of which are subject to regulation under state insurance holding company acts.
      In addition, a change of control of an insurer or of any controlling person requires the prior approval of the domestic state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the insurer. A person seeking to acquire control, directly or indirectly, of an insurance company or of any person controlling an insurance company generally must file with the domestic insurance regulatory authority a statement relating to the acquisition of control containing certain information about the acquiring party and the transaction required by statute and published regulations and provide a copy of such statement to the insurer and obtain the prior approval of such regulatory agency for the acquisition.

Quarterly and Annual Financial Reporting
      Our insurance subsidiaries are required to file quarterly and annual financial reports with state insurance regulators utilizing statutory accounting practices, or SAP, rather than GAAP. In keeping with the intent to assure policyholder protection, SAP emphasize solvency considerations. See Note 13 to our consolidated financial statements included elsewhere in our prospectus for further information.

Periodic Financial and Market Conduct Examinations
      The insurance departments of our insurance subsidiaries’ states of domicile may conduct on-site visits and examinations of the affairs of our insurance subsidiaries, including their financial condition and their relationships and transactions with affiliates, typically every three to five years, and may conduct special or target examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or rescind licenses or other authorizations to transact business and to levy fines and monetary penalties against insurers, insurance agents and brokers found to be in violation of applicable laws and regulations. During the past five years, the insurance subsidiaries have had periodic financial reviews and have not been the subject of market conduct or other investigations or been required to pay any material fines or penalties.

Risk-based Capital
      Risk-based capital, or RBC, requirements laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. Regulators use RBC to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2005, our insurance subsidiaries maintained RBC levels in excess of amounts that would require any corrective actions on our part.

IRIS Ratios
      The NAIC Insurance Regulatory Information System, or IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. As of December 31, 2005, FMIC had IRIS ratios outside the usual range in four of the IRIS tests relating to net written premiums and loss reserve development. An insurance company may become the subject of increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. Because FMIC had four ratios outside the usual range, we could become subject to greater scrutiny and oversight by regulatory authorities. To our knowledge, neither of the insurance companies is subject to increased regulatory scrutiny as a result of falling outside the usual range for the IRIS ratios.
      As of December 31, 2005, FMIC had IRIS ratios outside of the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results

Change in net written premiums	-33% to 33%	49%
One-year reserve development to policyholders’ surplus	<20%	29%
Two-year reserve development to policyholders’ surplus	<20%	69%
Estimated current reserve deficiency to policyholders’ surplus	<25%	107%
      Our net written premiums increased 49% in 2005, which is higher than the usual change in net written premiums by 16 percentage points. The change in net written premiums was primarily the result of the $26 million capital contribution made to FMIC in June 2004 which permitted us to write more premium. In addition, the Company has experienced growth in surplus from operating results of over

$13.2 million since December 31, 2004. With this growth in capital and surplus, we increased our retention of the policies underwritten by CoverX.
      The unusual ranges with respect to the one-year and two-year reserve development to policyholder’s surplus and the estimated current reserve deficiency to policyholders’ surplus are due to changes in reserves made with respect to adverse development for accident years 2000 to 2002 in the security industry classes assumed during 1999 to 2001. See “Management’s Discussion and Analysis and Results of Operations — Loss and Loss Adjustment Expense Reserves.”
      Estimated current reserve deficiency to policyholders’ surplus estimates reserves as a ratio to earned premium based on historical developed reserves as a ratio of historical earned premium. We believe that our significant rate increases during 2003 and 2004 and our rapid growth in net written premiums has overstated our deficiency for estimated current reserve deficiency to policyholders’ surplus. The rate increases result in significantly higher earned premiums in 2005, without an equivalent increase in exposure to loss. As a result, the 2003 reserve to earned premium ratio, which is used in the calculation of the estimated reserve deficiency for 2005, may produce an upwardly biased estimate of the 2005 value. In an environment where a company is growing rapidly, historical ratios of reserves to earned premium will overstate current ratios of reserves to earned premium, since reserves arising from the experience of older accident years will be a smaller proportion of the total reserves of a growing company.

Restrictions on Paying Dividends
      We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is dependent on dividends and other distributions from our subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may be paid only out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Further, prior approval from the insurance departments of our insurance subsidiaries’ states of domicile generally is required in order for our insurance subsidiaries to declare and pay “extraordinary dividends” to us. For FMIC, Illinois defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of FMIC’s surplus as of the preceding December 31st, or FMIC’s net income for the 12 month period ending the preceding December 31st, in each case determined in accordance with statutory accounting principles. FMIC must give the Illinois insurance regulator written notice of every dividend or distribution, whether or not extraordinary, within the time periods specified under applicable law. With respect to ANIC, Minnesota imposes a similar restriction on extraordinary dividends and requires a similar notice of all dividends after declaration and before paid. For ANIC, Minnesota defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31st, or ANIC’s net income, not including realized capital gains, for the 12 month period ending the preceding December 31st, in each case determined in accordance with statutory accounting principles. In 2005, 2004 and 2003, our insurance subsidiaries would have been permitted to pay up to $9.7 million, $8.9 million and $4.1 million, respectively, in ordinary dividends without the prior regulatory approval. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment Regulation
      Our insurance subsidiaries are subject to state laws which require diversification of their investment portfolios and impose limits on the amount of their investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which they are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require them to sell those investments. At December 31, 2005, we had no investments that would be treated as non-admitted assets.

Guaranty Funds
      Under state insurance guaranty fund laws, insurers doing business on an admitted basis in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The maximum guaranty fund assessments in any one year typically is between 1.0% to 2.0% of a company’s net direct written premium written in the state for the preceding calendar year on the types of insurance covered by the fund. In most states, guaranty fund assessments can be recouped at least in part through future premium increases or offsets to state premium tax liability. In most states, FMIC is not subject to state guaranty fund assessments because of its status as a surplus lines insurer.

Licensing of Agents, Brokers and Adjusters
      CoverX is licensed as a resident producer and surplus lines broker in the State of Michigan and as a non resident producer/agency and/or surplus lines broker in other states. CoverX and our insurance subsidiaries have obligations to ensure that they pay commissions to only properly licensed insurance producers/brokers.
      In certain states in which we operate, insurance claims adjusters also are required to be licensed and in some states must fulfill annual continuing education requirements.

Privacy Regulations
      In 1999, the United States Congress enacted the Gramm Leach Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information by financial institutions. Subsequently, all states have implemented similar or additional regulations to address privacy issues that are applicable to the insurance industry. These regulations limit disclosure by insurance companies and insurance producers of “nonpublic personal information” about individuals who obtain insurance or other financial products or services for personal, family, or household purposes. The Gramm Leach Bliley Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. The federal Fair Credit Reporting Act imposes similar limitations on the disclosure and use of certain types of consumer information among affiliates.
      State privacy laws also require ANIC to maintain appropriate procedures for managing and protecting certain personal information of its applicable customers and to disclose to them its privacy practices. In 2002, to further facilitate the implementation of the Gramm Leach Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. A majority of states have adopted similar provisions regarding the safeguarding of nonpublic personal information. ANIC has adopted a privacy policy for safeguarding nonpublic personal information, and ANIC follows procedures pertaining to applicable customers to comply with the Gramm Leach Bliley Act’s related privacy requirements. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition.

Trade Practices
      The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements.

Unfair Claims Practices
      Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a willful basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled.

Investigation of Broker Compensation Practices
      The recent investigations and legal actions brought by the New York State Attorney General and other attorneys general and state insurance departments relating to broker compensation practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, may result in potentially far-reaching changes in industry broker compensation practices. These investigations are continuing, and market practices are still evolving in response to these developments. We cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with brokers and agents or our commission rates.

Restrictions on Cancellation, Non-renewal or Withdrawal
      Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance regulator. Regulators may disapprove a plan that may lead to market disruption. Some state statutes explicitly, or by interpretation, apply these restrictions to insurers operating on a surplus line basis.

Terrorism Exclusion Regulatory Activity
      The Terrorism Risk Insurance Act of 2002, as extended and amended by the Terrorism Risk Insurance Extension Act of 2005, or TRIA provides insurers with federally funded reinsurance for “acts of terrorism.” TRIA also requires insurers to make coverage for “acts of terrorism” available in certain commercial property/casualty insurance policies and to comply with various other provisions of TRIA. For applicable policies in force on or after November 26, 2002, we are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate industry losses from a terrorist act must exceed $50 million in 2006 and $100 million in 2007, the act must be perpetrated within the U.S. or in certain instances outside of the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program. We generally offer coverage only for those acts covered under TRIA. As of December 31, 2005, we estimate that less than 10% of our policyholders in our E&S lines markets had purchased TRIA coverage.
      The federal reinsurance assistance under TRIA is scheduled to expire on December 31, 2007 unless Congress decides to further extend it. We cannot predict whether or when another extension may be enacted or what the final terms of such legislation would be.
      While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large scale terrorist attack, our effective deductible is significant. Generally, we exclude acts of terrorism outside of the TRIA coverage, such as domestic terrorist acts. Regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss.

OFAC
      The Treasury Department’s Office of Foreign Asset Control, or OFAC, maintains various economic sanctions regulations against certain foreign countries and groups and prohibits “U.S. Persons” from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list maintained by the OFAC of “Specifically Designated Nationals and Blocked Persons,” or the SDN List. The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and /or drug traffickers.

OFAC’s regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the sanctions regulations compliance has increased significantly since the terrorist attacks of September 11, 2001.

Federal Regulation of Insurance
      While the business of insurance traditionally has been subject to regulation by the states, there continue to be discussions among lawmakers and members of the insurance industry over the possible expanded role of the federal government in regulating the insurance industry. There have been recent calls by insurer and broker trade associations for optional federal chartering of insurance companies, similar to the federal chartering of banks in the United States. In addition, the U.S. House of Representatives Financial Services Committee has held hearings on the draft of the State Modernization and Regulatory Transparency Act, or the SMART Act, that has been proposed for discussion. Rather than providing for the option of federal chartering, the SMART Act would establish minimum requirements for certain specified areas of state regulation of insurance, including surplus lines laws. These minimum requirements are largely, but not completely, based on NAIC model laws and regulations. We cannot predict whether or not these or similar federal regulatory schemes will be enacted or, if enacted, what effect they may have on our insurance subsidiaries.

MANAGEMENT
      The following persons are our directors, executive officers and other key members of management as of the date of this prospectus:

Name	Age	Position

Richard H. Smith*	56	President, CEO and Director
John A. Marazza*	46	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Jeffrey R. Wawok*	29	Executive Vice President
John Brockschmidt	50	Senior Vice President — ARPCO
John C. Bures	42	Vice President — Security Underwriting
Thomas B. Dulapa	46	Vice President — Operations
William A. Kindorf	28	Vice President — Corporate Development
Joseph D. Knox	59	Chief Claims Officer
Marcia M. Paulsen	52	Vice President — Administration
James M. Thomas	60	Vice President — Finance
William S. Weaver	63	Senior Vice President
Jon Burgman	65	Director
Hollis W. Rademacher	71	Director
Steven A. Shapiro	41	Director
Jerome Shaw	63	Director

*	Executive officer as defined by SEC regulations
      Richard H. Smith, President, Chief Executive Officer and Director. Mr. Smith has served as our President and Chief Executive Officer since 2005. He joined the Company as its President and Chief Operating Officer in 1996. Mr. Smith began his insurance career with Providian Corporation in 1975 and held various financial positions before becoming Chief Financial Officer of Providian Direct Insurance in 1989 and President and Chief Operating Officer of Providian Direct Auto Insurance in 1993. Mr. Smith has served as a member of our Board of Directors since 1996.
      John A. Marazza, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary. Mr. Marazza has served as our Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary since July 2006. From 2003 to 2005, he served as the Chief Operating Officer and Secretary of ProCentury Corporation, formerly known as ProFinance Holdings Corporation. From 2000 to 2003, he was the Executive Vice President, Treasurer and Secretary of ProCentury Corporation. Mr. Marazza was also a director of ProCentury Corporation from 2000 to 2005. From 1991 to 2000, Mr. Marazza served as a financial or operational executive with four insurance enterprises and from 1982 to 1991 was with KPMG LLP serving insurance industry clients. Mr. Marazza is a Certified Public Accountant (non-practicing).
      Jeffrey R. Wawok, Executive Vice President. Mr. Wawok joined the Company as its Executive Vice President in 2006. Mr. Wawok began his career in 1999 with Cochran, Caronia & Co., a boutique investment bank focused on the insurance industry, most-recently serving as a Vice President with a specialty in working with property & casualty insurance carriers on a variety of transactions, including mergers & acquisitions, divestitures, and private and public capital raising. Mr. Wawok has been awarded the Chartered Financial Analyst designation.
      John Brockschmidt, Senior Vice President-ARPCO. Mr. Brockschmidt has served as our Senior Vice President overseeing the operations of ARPCO since 2002. Before joining the Company, Mr. Brockschmidt held various positions with Willis, an insurance brokerage firm, between 1988 and 2002, including Marketing Manager for its Michigan and Ohio offices. Mr. Brockschmidt’s career began with

Home Insurance Company in 1978 where he held various underwriting positions including Casualty Underwriting Manager. Mr. Brockschmidt holds CPCU and ARM designations.
      John C. Bures, Vice President-Security Underwriting. Mr. Bures has served as our Vice President overseeing Security Underwriting since joining the Company in 2001. Prior to joining the Company, Mr. Bures held positions at various insurance companies most recently as Vice President/ Branch Manager at Royal & Sun Alliance from 2000 to 2001. Mr. Bures holds a CPCU Designation.
      Thomas B. Dulapa, Vice President-Operations. Mr. Dulapa has served as our Vice President overseeing Operations since 1997. In his present position, he oversees operations for FMIC and ANIC and related entities. He joined the Company in 1990, serving as our Controller from 1990 to 1997. Prior to joining the Company, he held various positions including Accounting Manager and Assistant Treasurer for The First Reinsurance Company of Hartford from 1988 to 1990 and Russell Reinsurance Agency from 1984 to 1988.
      William A. Kindorf, Vice President-Corporate Development. Mr. Kindorf joined the Company as its Vice President in charge of Corporate Development in 2006. Prior to joining the Company, Mr. Kindorf worked for Madison Capital Funding LLC, a subsidiary of New York Life Investment Management from 2003 to 2006. At Madison Capital, he focused on analyzing senior debt and equity co-investments to support private equity-backed leveraged buyouts, recapitalizations and growth-oriented investments. From 2000 to 2003 he worked as an analyst and most recently as an associate with Cochran, Caronia & Co., a boutique investment banking firm focused on the insurance industry. Mr. Kindorf has been awarded the Chartered Financial Analyst designation.
      Joseph D. Knox, Chief Claim Officer. Mr. Knox joined the Company as its Chief Claims Officer in 2005. Prior to joining the Company, Mr. Knox was the Vice President, Claims for Broadspire Services, Inc. from 2003 to 2005 and the Corporate Head of the Special Investigative Unit. He worked for Kemper Insurance from 1976 to 2003, most recently serving as a Vice President of Claims. Mr. Knox holds the CPCU, AIM and AIC designations.
      Marcia M. Paulsen, Vice President-Administration. Ms. Paulsen has served as our Vice President in charge of Administration since 1980. Her responsibilities include management of our regulatory compliance affairs for our various entities. She has held various positions since joining the Company in 1975, including positions related to research and development, underwriting and administration. Prior to joining the Company, Ms. Paulsen was employed in various underwriting and administrative capacities by the St. Paul Insurance Companies from 1971 to 1975.
      James M. Thomas, Vice President-Finance. Mr. Thomas has served as our Vice President in charge of Finance since 1998. He oversees the accounting functions of our regulated companies. From 1997 to 1998 he was employed by PRS International, Inc. From 1993 to 1996 he served as a Vice President of the Greentree Group. Mr. Thomas began his career in public accounting in 1972, where his clients included several insurance carriers. Mr. Thomas is a Certified Public Accountant.
      William S. Weaver, Senior Vice President. Mr. Weaver currently serves as a Senior Vice President. Mr. Weaver served as our Senior Vice President, Treasurer and Chief Financial Officer from 1994 to July 2006. He joined the Company in 1986. From 1973 to 1986, Mr. Weaver was a partner with the accounting firm of Grant & Silverman. Mr. Weaver is a Certified Public Accountant.
      Jon Burgman, Director. Mr. Burgman has served as a member of our Board of Directors since 2005. Mr. Burgman is a self-employed financial consultant. From 2002 to 2004, Mr. Burgman served as a Principal of Glencoe Capital, LLC. From 1995 to 2002, Mr. Burgman was a partner of Tatum CFO Partners, LLP. From 1987 to 1995, Mr. Burgman was Chief Financial Officer and Treasurer of Culligan Water Technologies, Inc. Mr. Burgman is a director of Polyair Inter Pack Inc.
      Hollis W. Rademacher, Director. Mr. Rademacher has served as a member of our Board of Directors since 2004. Mr. Rademacher is currently self-employed in the fields of consulting and investments. Mr. Rademacher held various positions with Continental Bank, N.A., from 1957 to 1993, most recently serving as Chief Financial Officer of Continental Bank Corporation from 1988 to 1993. Mr. Rademacher serves as a director of Schawk, Inc. and Wintrust Financial Corporation.
      Steven A. Shapiro, Director. Mr. Shapiro has served as a member of our Board of Directors since 2004. Mr. Shapiro is a Vice President of SF Investments, Inc., a registered broker/ dealer and investment advisor. Mr. Shapiro is also a manager of Millennium Group, LLC, which is the general partner in a series of investment limited partnerships.
      Jerome Shaw, Director. Mr. Shaw has served as a member of our Board of Directors since 1973. From 1973 to 2005, he was our Chief Executive Officer. He is the founder of the Company. Mr. Shaw entered the insurance business in 1967 and formed CoverX in 1973.
Board Composition
      Our board of directors is currently comprised of five directors, namely Messrs. Smith, Burgman, Rademacher, Shapiro and Shaw. The Board has determined that each of Messrs. Rademacher and Shapiro are independent as defined in applicable New York Stock Exchange rules and the rules and regulations of the SEC. Within 12 months of completion of this offering, we intend to either increase the number of directors and appoint additional independent directors or reconfigure the composition of the current board such that a majority of the directors are independent.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will designate the members of our committees prior to the completion of this offering. At least one member of each committee will be independent at the completion of this offering. We will reconfigure the composition of our committees within 90 days after completion of this offering such that a majority of the members of each committee are independent. All of the members of each committee will be independent within one year after completion of this offering.

Audit Committee
      The audit committee of the board of directors performs oversight responsibilities as they relate to our accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	review of the independent auditor’s qualifications and independence; and

•	the performance of an internal audit function and our independent auditors.

Compensation Committee
      The compensation committee of the board of directors determines the compensation of our executive officers, administers our incentive compensation plans and equity-based plans, makes recommendations to the board of directors with respect to the amendment, termination or replacement of such plans, recommends to the board of directors the compensation for board members and conducts an annual evaluation of the performance of the compensation committee.

Nominating and Corporate Governance Committee
      The nominating and corporate governance committee of the board of directors is responsible for evaluating and nominating prospective members for our board of directors. The nominating and corporate governance committee is responsible for exercising a leadership role in developing, maintaining and monitoring our corporate governance policies and procedures.

Director Compensation
      Under our bylaws, our directors may receive such compensation and reimbursement of expenses for their services as may be determined by the board of directors. Prior to this offering, we paid our directors a per meeting fee of $1,500. After becoming a public company, we plan to increase the compensation of our directors. We are currently considering the specific compensation arrangements for our directors and intend to provide them with compensation comparable to similar publicly traded companies. We will reimburse our directors for reasonable expenses they incur in attending board of directors or committee meetings.
Compensation Committee Interlocks and Insider Participation
      The members of our compensation committee will have no interlocking relationships as defined under the regulations of SEC.
Executive Compensation
      The following table summarizes the annual and other compensation earned or awarded to our Chief Executive Officer and each of our other executive officers who served as executive officers during the year ended December 31, 2005 (the “named executive officers”).
Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and principal position	Salary	Bonus	Compensation(1)	Compensation(2)

Richard Smith	$350,000	$700,000	$204,400	$8,714
President and Chief Executive Officer
Jerome Shaw	$1,250,000	$450,000	$2,114,379	$1,829
Chief Executive Officer(3)
William S. Weaver	$225,000	$250,000	$8,400	$9,082
Senior Vice President

(1)	Amounts consist of compensation paid in consideration for a covenant not to compete as follows: Mr. Smith — $200,000, Mr. Shaw — $2,100,000 and Mr. Weaver — $0; and an automobile allowance as follows: Mr. Smith — $4,400, Mr. Shaw — $14,379 and Mr. Weaver — $8,400.

(2)	Amounts consist of a 401(k) match as follows: Mr. Smith — $7,200, Mr. Shaw — $0 and Mr. Weaver — $7,200; life insurance premiums paid by the Company as follows: Mr. Smith — $774, Mr. Shaw — $1,089 and Mr. Weaver — $1,188; and long-term disability insurance premiums paid by the Company as follows: Mr. Smith — $740, Mr. Shaw — $740 and Mr. Weaver — $694.

(3)	Jerome Shaw served as Chief Executive Officer until August 2005.
Option Grants in Last Fiscal Year
      No stock options or stock appreciation rights were granted to our named executive officers in 2005.
      In March 2006, we granted an option to purchase 76,312 shares at an exercise price of $6.49 per share to Jeffrey Wawok, our Executive Vice President. The option vests upon the completion of this offering. In October 2006, we awarded 48,100 shares of restricted stock to John Marazza, our Chief Financial Officer. The restricted stock vests monthly over four years, provided that 50% of the restricted stock will automatically vest upon the date of grant and the remainder will vest six months after the consummation of this offering subject to further acceleration if his employment is terminated by us.

Aggregate Options Exercised in the Last Fiscal Year and Year-End Values
      There were 37,000 options exercised by the named executive officers in 2005. The following table sets forth the number and value of unexercised options held by each of the named executive officers on December 31, 2005. The value of “in-the-money” stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) minus the exercise price per share.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-The-Money Options at
			Options at Year End (#)		Year End ($)
	Shares Acquired	Value
Name and principal position	on Exercise(#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard Smith	—	—	477,022	—	$6,815,080	—
President and Chief Executive Officer
Jerome Shaw	—	—	187,960	—	$2,658,352	—
Chief Executive Officer(1)
William S. Weaver	37,000	$527,990	268,065	—	$3,828,800	—
Senior Vice President

(1)	Jerome Shaw served as Chief Executive Officer until August 2005.
401(k) Plan
      We have established a 401(k) plan intended to qualify under Section 401 of the Internal Revenue Code. Generally, upon commencement of employment, all employees of the Company and any of its subsidiaries are eligible to participate. Employee contributions are allocated to investment options at the election of the participant. Each participant is fully vested in all participant contributions and investment earnings from those contributions. We make a discretionary matching contribution in an amount determined by us, subject to statutory limits. Contributions by the participants or us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us are generally deductible by us when made. Contributions and investment earnings are held in trust as required by law.
Equity Based Compensation Plans

1998 Stock Compensation Plan
      Our 1998 stock compensation plan, or the 1998 Plan was established in September 1998. Under the terms of the 1998 Plan, directors, officers, employees, and other key individuals may be granted options to purchase our common stock. A total of 4,625,000 shares of our common stock are reserved and available for distribution pursuant to awards under the 1998 Plan. Option and vesting periods and option exercise prices are determined by the compensation committee of our board of directors (or, in the absence of a compensation committee, by the entire board), provided that no stock options shall be exercisable more than ten years after the grant date. All of the options which were issued under the 1998 Plan and outstanding at the time of the senior notes offering and minority share repurchase transaction became fully vested as a result of such transaction. Additional options that were issued after the senior notes offering and minority share repurchase transaction will become fully vested as a result of this offering. We do not intend to issue any additional awards under the 1998 Plan after completion of this offering.

Description of the First Mercury Financial Corporation Omnibus Incentive Plan of 2006 and Initial Awards

General
      The First Mercury Financial Corporation Omnibus Incentive Plan of 2006, which we refer to as the omnibus plan, permits the issuance of long-term incentive awards to our employees and non-employee directors and employees of our subsidiaries to promote the interests of our company and our stockholders. The omnibus plan is designed to promote these interests by providing such employees and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of our company. The omnibus plan will be administered by our compensation committee, which we refer to in this Section as the committee.
      The material terms of the omnibus plan are summarized below, but it is qualified in its entirety by reference to the full text of the omnibus plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available for Issuance
      The aggregate number of shares of our common stock that may be issued under the omnibus plan will not exceed 1,500,000 (subject to the adjustment provisions discussed below).

Administration and Eligibility
      The committee will satisfy the requirements established for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Securities Exchange Act of 1934, or the “Exchange Act,” for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Internal Revenue Code and with any applicable requirements established by the exchange upon which our common stock will be listed. All of our employees, and employees of our subsidiaries, could be eligible to receive an award under the omnibus plan. The committee will approve the aggregate awards and the individual awards for executive officers and non-employee directors. The committee may delegate some of its authority under the omnibus plan to one or more of our officers to approve awards for other employees. The committee will be prohibited from increasing the amount of any award subject to one or more performance goals upon the attainment of the goals specified in the award, but the committee will have discretion to decrease the amount of the award. No participant may receive in any calendar year awards relating to more than 500,000 shares of our common stock.

Awards
      Stock Options. The committee will be authorized to grant stock options which may be either incentive stock options or nonqualified stock options. The exercise price of any stock option must be equal to or greater than the fair market value of the shares on the date of the grant, unless it is a substitute or assumed stock option. The term of a stock option cannot exceed 10 years. For purposes of the omnibus plan, fair market value of the shares subject to the stock options shall be determined in such manner as the committee may deem equitable or as required by applicable law or regulation. At the time of grant, the committee in its sole discretion will determine when stock options are exercisable and when they expire. Payment for shares purchased upon exercise of a stock option must be made in full at the time of exercise. Payment may be made in cash, by the transfer to us of shares owned by the participant having a fair market value on the date of transfer equal to the option exercise price, to the extent permitted by applicable law, delivery of an exercise notice, together with irrevocable instructions to a broker to deliver to us the amount of the sale proceeds from the stock option shares or loan proceeds to pay the exercise price and any withholding taxes due to us or in such other manner as may be authorized by the committee. The repricing of options without stockholder approval is prohibited under the plan.
      SARs. The committee will have the authority to grant stock appreciation rights, or SARs, and to determine the number of shares subject to each SAR, the term of the SAR, the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. A SAR is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without payment to us an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (1) the fair market value of our common stock on the date of exercise of the right over (2) the fair market value of our common stock on the date of grant of the right, multiplied by the number of shares for which the right is exercised. The committee also may, in its discretion, substitute SARs which can be settled only in common stock for outstanding stock options at any time. The terms and conditions of any substitute SAR shall be substantially the same as those applicable to the stock option that it replaces and the term of the substitute SAR shall not exceed the term of the stock option that it replaces. The repricing of SARs is prohibited under the omnibus plan without stockholder approval.
      Restricted Stock, Restricted Stock Units and Deferred Stock Units. Restricted stock consists of shares which we transfer or sell to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Restricted stock units, or RSUs, confer the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the committee which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. Deferred stock units, or DSUs, are a vested-right to receive shares in lieu of other compensation at termination of employment or a specific future date. The committee will determine the eligible participants to whom, and the time or times at which, grants of restricted stock, RSUs or DSUs will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. The committee also may provide that RSUs or DSUs may be settled in cash rather than in our shares. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions.
      Performance Shares. A participant who is granted performance shares has the right to receive shares or cash or a combination of shares and cash equal to the fair market value of such shares at a future date in accordance with the terms of such grant and upon the attainment of performance goals specified by the committee. The award of performance shares to a participant will not create any rights in such participant as our stockholder until the issuance of common stock with respect to an award.
      Performance Cash Awards. A participant who is granted performance cash awards has the right to receive a payment in cash upon the attainment of performance goals specified by the committee. The committee may substitute shares of our common stock for the cash payment otherwise required to be made pursuant to a performance cash award.
      Performance Goals. Awards of restricted stock, RSUs, DSUs, performance stock, performance cash awards and other incentives under the omnibus plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code, including, but not limited to, revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total stockholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels. Any performance criteria selected by the committee may be used to measure our performance as a whole or the performance of any of our business units and may be measured relative to a peer group or index. No award in excess of $5.0 million may be paid to any participant in any single year. If an award in excess of that amount is earned in any year, it will be deferred under the First Mercury Financial Corporation Executive Deferred Compensation Plan until it is deductible by us.

      The committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant’s misconduct.
      Stock Awards. The committee may award shares of our common stock to participants without payment for such shares, as additional compensation for service to us. Stock awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the committee determines to be appropriate. An outright grant of stock will only be made in exchange for cash compensation already earned by a participant.
      Cash Awards. A cash award consists of a monetary payment made by us to an employee as additional compensation for his or her services to us. A cash award may be made in tandem with another award or may be made independently of any other award. Cash awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the committee determines to be appropriate.

Amendment or Termination of the Omnibus Plan
      Our board of directors or the committee will have the right and power to amend or terminate the omnibus plan; however, neither the board of directors nor the committee may amend the omnibus plan in a manner which would reduce the amount of an existing award without the holder’s consent. However, the committee will have the right to unilaterally amend or terminate an award to comply with changes in law. In addition, stockholder approval will be obtained for any amendment to the omnibus plan if required by law or listing rules. No award may be made under the omnibus plan more than 10 years after its adoption by the Board.

Change in Control
      Except as otherwise determined by the committee, the treatment of outstanding awards upon the occurrence of a change in control shall be as described below. For purposes of the omnibus plan, the term change in control means one or more of the following events: (1) the acquisition, directly or indirectly, of our securities representing at least 35% of the combined voting power of our outstanding securities (other than by any of our employee benefit plans); (2) the consummation of certain mergers and consolidations involving us; (3) the consummation of the sale or other disposition of all or substantially all of our assets; (4) the approval of a plan of complete liquidation or dissolution by our stockholders; and (5) a change in the majority of our board of directors.
      Stock Options and SARs. Upon the occurrence of a change in control, each stock option and SAR outstanding on the date on which the change in control occurs will immediately become vested and exercisable in full in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the stock options or SARs.
      Restricted Stock and Restricted Stock Units. Upon the occurrence of a change in control, the restrictions on all shares of restricted stock and RSUs outstanding on the date on which the change in control occurs will automatically lapse. With regard to RSUs, shares of common stock will be delivered to the participant as determined in accordance with the terms and conditions in the applicable grant, award or agreement relating to RSUs.
      Performance Shares. Upon the occurrence of a change in control, any performance goal with respect to any outstanding performance shares will be deemed to have been attained at target levels, and shares of our common stock or cash will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance shares.

      Performance Cash Awards. Upon the occurrence of a change in control, any performance goal with respect to any outstanding performance cash awards will be deemed to have been attained at target levels, and the cash (or shares of our common stock) will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance cash awards.
      Other Stock or Cash Awards. Upon the occurrence of a change in control, any terms and conditions with respect to other stock or cash awards previously granted under the omnibus plan will be deemed to be fully satisfied and the other stock or cash awards will be paid out immediately to the participants, as determined in accordance with the terms and conditions set forth in the applicable grant, award, or agreement relating to such awards.

Adjustments
      If there is any change affecting our common stock by reason of any stock split, stock dividend, spin off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares available for awards, the maximum number of shares which may be subject to an award in any calendar year and the number of shares subject to outstanding awards, and the price of such shares, as applicable, will be equitably adjusted by the committee in its discretion. The committee also shall have the right to substitute stock options or other awards denominated in the shares of another company for awards outstanding at the time of any such transaction.

Substitution and Assumption of Awards
      Without affecting the number of shares reserved or available under the omnibus plan, either the board of directors or the committee may authorize the issuance of awards in connection with the assumption of, or substitution for, outstanding awards previously granted to individuals who become our employees or employees of any of our subsidiaries as the result of any merger, consolidation, acquisition of property or stock, or reorganization other than a change in control, upon such terms and conditions as it deems appropriate.

Reusage
      If a stock option granted under the omnibus plan expires or is terminated, surrendered or canceled without having been fully exercised or if restricted stock, RSUs, performance shares or SARs granted under the omnibus plan are forfeited or terminated without the issuance of all of the shares subject thereto, the shares covered by such awards will again be available for use under the omnibus plan. The number of shares which are transferred to us by a participant or withheld by us to pay the exercise or purchase price of an award or to pay withholding taxes in connection with the exercise or payment of an award will not be counted as used. Shares covered by an award granted under the omnibus plan that is settled in cash will not be counted as used.

Certain Tax Consequences

•	There are no income tax consequences for us or the option holder upon the grant of either an incentive stock option or a nonqualified stock option.

•	When a nonqualified stock option is exercised, the option holder will recognize ordinary income equal to the excess of fair market value of all the shares of stock for which the option is exercised on the date of exercise over the aggregate exercise price and we are entitled to a corresponding deduction.

•	When an incentive stock option is exercised, the option holder does not recognize income and we are not entitled to a deduction. In the event of a “disqualifying disposition” by the option holder (i.e., the option holder does not hold the stock long enough to qualify under IRS rules), we are entitled to a deduction equal to the compensation income recognized by the option holder.

•	When an SAR is granted, there are no income tax consequences for us. When an SAR is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

•	We are entitled to a deduction equal to the compensation recognized by a participant in connection with the vesting of restricted stock, or upon the participant’s earlier election to include the restricted stock in income pursuant to Section 83(b) of the Code, as the case may be.

•	With respect to other awards granted under the Omnibus Plan, we will be entitled to a deduction equal to the compensation recognized by a participant upon the delivery of shares or payment of cash in satisfaction of any award.

The First Mercury Financial Corporation Performance-Based Annual Incentive Plan
      The First Mercury Financial Corporation Performance-Based Annual Incentive Plan, which we refer to as the annual incentive plan, is designed to provide annual cash awards that satisfy the conditions for performance-based compensation under Section 162(m) of the Code. The annual incentive plan will be administered by the committee. Members of the committee will satisfy the requirements under Section 162(m) of the Code pertaining to outside directors.
      Under the annual incentive plan, the committee will have the authority to grant annual incentive awards to our key employees (including our executive officers) or the key employees of our subsidiaries. Each annual incentive award will be paid out of an incentive pool established for a performance period. Typically, the performance period will be our fiscal year. The incentive pool will equal a percentage of our operating income for the fiscal year as determined by the committee. The committee will allocate an incentive pool percentage to each designated participant for each performance period. In no event may the incentive pool percentage for any one participant exceed 40% of the total pool for that performance period. For purposes of the annual incentive plan, “operating income” will mean our operating income for a performance period as reported on our income statement computed in accordance with generally accepted accounting principles, but shall exclude (i) the effects of charges for restructurings, (ii) discontinued operations, (iii) extraordinary items or other unusual or non-recurring items and (iv) the cumulative effect of tax or accounting changes. Each participant’s incentive award will be determined by the committee based on the participant’s allocated portion of the incentive pool and attainment of specified performance measures subject to adjustment in the sole discretion of the committee. In no event may the portion of the incentive pool allocated to a participant who is a covered employee for purposes of Section 162(m) of the Code be increased in any way, including as a result of the reduction of any other participant’s allocated portion, but such portion may be decreased by the committee. The committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant’s misconduct.
The First Mercury Financial Corporation Non-Qualified Deferred Compensation Plan
      The First Mercury Financial Corporation Non-Qualified Deferred Compensation Plan is designed to provide a select group of highly compensated employees, and non-employee directors, the benefits of a non-qualified, unfunded plan of deferred compensation subject to Section 201(2) of ERISA and the provisions of Section 409A of the Internal Revenue Code. Under the plan, all non-employee directors will be permitted to make an irrevocable election to defer the receipt of all or a portion (not less than 25 percent) of their annual retainer and/or meeting fees into a nonqualified, unfunded deferred compensation plan. In addition, select employees will be entitled to make an irrevocable election to defer receipt of up to 75% of base salary and up to 100% of any bonus. We may make discretionary contributions to participants’ deferred accounts. The plan administrator shall select one or more investment funds that will be used to credit participants’ deferral accounts with income and gains, and charge deferral accounts with losses, expenses, and distributions. Distribution of funds from deferral accounts to participants shall be made according to distribution dates specified by the participant. Payment of the vested portion of a participant’s deferral account shall be made in cash in the form of a single lump sum or a series of annual installments over a period not exceeding ten years.
Employment and Related Agreements

Agreements with Mr. Shaw
      We have an employment agreement with Mr. Shaw under which Mr. Shaw serves as our Vice Chairman. Under his employment agreement, Mr. Shaw receives an annual salary of $1,000,000, but is not entitled to an incentive bonus.
      Mr. Shaw’s current agreement will terminate upon consummation of this offering and will be replaced with a consulting agreement. Mr. Shaw’s new consulting agreement, which will become effective upon consummation of this offering, has a three year term and provides for an annual consulting fee of $1,000,000.
      Under a separate non-competition and confidentiality agreement with us, Mr. Shaw is subject to non-competition and non-solicitation covenants which will expire in June 2011. Mr. Shaw is also subject to perpetual non-disparagement and confidentiality covenants under the agreement.
      In connection with our acquisition of ARPCO, ARPCO entered into a non-competition and confidentiality agreement with Mr. Shaw pursuant to which ARPCO agreed to pay Mr. Shaw $250,000 per year until the occurrence of a change of control of ARPCO or its parent, ARPCO Holdings, in exchange for non-competition, non-solicitation, non-disparagement and confidentiality covenants from Mr. Shaw. The term of the non-compete (and the payments thereunder) will expire upon consummation of this offering.
      Upon the closing of the senior notes offering and share repurchase in 2005, we entered into a non-competition and confidentiality agreement with Mr. Shaw containing covenants substantially similar to Mr. Shaw’s non-competition and confidentiality agreement in connection with our acquisition of ARPCO described in the preceding paragraph. The covenants under this agreement will expire on the date that is the later of (i) August 2012 and (ii) the date on which Mr. Shaw owns less than 5% of our fully diluted common stock. The agreement provides for two payments of $1,975,000 each, the first of which was paid in 2005 and the second of which was paid in June 2006.

Agreements with Mr. Smith
      We have entered into an employment agreement with Richard Smith pursuant to which Mr. Smith has agreed to serve as our President and Chief Executive Officer. The agreement will remain in effect until terminated by us or Mr. Smith. We may terminate the agreement for cause, upon a change of control or without cause upon 90 days’ notice. Mr. Smith may terminate the agreement without cause upon 90 days’ notice, in the event of a material breach by us under the agreement or the institution of bankruptcy proceedings against, or the involuntary dissolution of, the Company. Under the agreement, Mr. Smith is entitled to an annual base salary of $550,000 plus benefits and reimbursement of reasonable business expenses. Mr. Smith’s annual base salary of $550,000 includes $200,000 allocated to the non-competition covenant in the agreement. In addition, we may, but are not obligated to, pay Mr. Smith additional compensation in the form of a bonus, as determined by our board of directors in their sole discretion at the end of each calendar year. In the event we terminate Mr. Smith’s employment without cause, we are required to pay Mr. Smith severance in an amount equal to two times his base salary plus any bonus which he received in the calendar year prior to the year of termination. Mr. Smith is subject to non-competition and non-solicitation covenants during the term of the agreement and for a period of three years after termination of the agreement, and to a confidentiality covenant.

Agreements with Mr. Marazza
      We have entered into an employment agreement with Mr. Marazza pursuant to which Mr. Marazza serves as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. Marazza’s annual base salary is $325,000 and his cash bonus target is 50% of his base salary, with a minimum guaranteed bonus for 2006 of $125,000. Mr. Marazza has an annual long term incentive plan target award of $250,000 to $300,000 as determined by the Compensation Committee. In connection with his employment agreement, Mr. Marazza was granted 48,100 shares of restricted stock, 50% of which was vested on the date of grant and 50% of which vests in equal amounts monthly over a period of four years provided that the unvested shares will automatically vest six months after the consummation of this offering subject to further acceleration if his employment is terminated by us. Mr. Marazza received a $50,000 signing bonus in lieu of relocation expenses and has a monthly living expense allowance of $4,000 per month through June 2007. Mr. Marazza’s employment may be terminated by us for cause or by Mr. Marazza for good reason, which includes a reduction in base salary, title or job responsibilities, disability or the failure of Mr. Smith to continue serving as our CEO. Mr. Marazza is entitled to severance benefits equal to his base salary ranging from 12 to 24 months depending on the timing and reason for his termination, his target bonus payment for the year in which termination occurred and the vesting of all stock options and restricted stock awards. Mr. Marazza is subject to a non-competition and non-solicitation covenant which lasts for the duration of his severance payments.

Agreements with Mr. Wawok
      We have entered into an employment agreement with Mr. Wawok pursuant to which Mr. Wawok serves as our Executive Vice President. Mr. Wawok’s annual base salary is $225,000 and his cash bonus target is 100% of his base salary, with a minimum guaranteed bonus for 2006 of $225,000. Mr. Wawok is entitled to severance benefits equal to 24 months of his base salary and bonus if his employment is terminated by us other than for cause. In connection with his employment agreement, Mr. Wawok was granted an option to purchase 76,312 shares with an exercise price of $6.49 per share, all of which shall vest upon completion of this offering.

Agreements with Mr. Weaver
      We have entered into an employment agreement with Mr. Weaver pursuant to which Mr. Weaver serves as our Senior Vice President. Under the terms of his current employment agreement, Mr. Weaver receives an annual base salary of $225,000 plus benefits, but is not entitled to a bonus or future equity participation. The agreement terminates on March 4, 2008. Mr. Weaver has also granted us an option to repurchase 73,815 shares of the common stock he holds for a price of $6.46 per share. Mr. Weaver is subject to a confidentiality covenant and a two year non-competition covenant under the agreement. Mr. Weaver previously served as our Senior Vice President, Treasurer and Chief Financial Officer. We paid Mr. Weaver $1,050,000 in July 2006 in connection with the termination of his prior employment agreement. Under the terms of his prior employment agreement, Mr. Weaver was entitled to an annual base salary of $225,000 plus benefits. Mr. Weaver was eligible to receive additional compensation in the form of a bonus, as determined by our CEO and/or our board of directors in their sole discretion, under the terms of his prior employment agreement. Under his prior agreement, if we terminated Mr. Weaver’s employment without cause, we were required to pay Mr. Weaver severance in an amount equal to two times his base salary plus any bonus which he received in the calendar year prior to the year of termination.

PRINCIPAL STOCKHOLDERS
      The table below sets forth information as of September 29, 2006 regarding the beneficial ownership of our outstanding common stock by:

•	each person or group that we know owns more than 5% of our common stock,

•	each of our directors and named executive officers, and

•	all of our directors and executive officers as a group.
      Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Unless otherwise indicated, the business address for each person listed is c/o First Mercury Financial Corporation, 29621 Northwestern Highway, Southfield, Michigan 48034.
      The information presented in the table below regarding the number of shares beneficially owned prior to this offering reflects the beneficial ownership of Holdings common stock. Prior to the consummation of this offering, Holdings will be merged into us and the common stock of Holdings will be converted into our common stock.

	Number of Shares of Common				Percentage of Shares of Common
	Stock Beneficially Owned				Stock Outstanding
Name and Address of
Beneficial Owner	Before Offering		After Offering(1)		Before Offering	After Offering(1)

Glencoe Capital, LLC	6,435,140	(2)	1,729,257	(3)	59.1%	10.9%
Jerome Shaw(4)	3,843,801		3,843,801		34.9%	24.0%
4SFW, L.L.C.(5)	1,044,887		1,044,887		9.6%	6.6%
Richard Smith(6)	893,629		893,629		7.9%	5.5%
William S. Weaver(7)	212,565		212,565		2.0%	1.3%
Jon Burgman	—		—		—	—
Hollis Rademacher	—		—		—	—
Steven Shapiro	61,924		61,924		*	*
All directors and executive officers as a group (7 persons)(8)	4,923,767		4,923,767		42.4%	29.6%

*	Less than 1% of the outstanding shares of common stock

(1)	Reflects 9,705,882 shares issued in this offering and the repurchase of 4,705,882 shares of common stock held by Glencoe following conversion of our convertible preferred stock.

(2)	Reflects 400 shares of Series A Preferred Stock of Holdings, which are convertible into 6,435,140 shares of common stock, held of record by FMFC Holdings, LLC. Glencoe, as the manager of FMFC Holdings, LLC, may be deemed to be the beneficial owner of these shares. The manager of Glencoe is DSE Manager, Inc., whose President and sole director is David S. Evans, Chairman of Glencoe. Each of Glencoe, DSE Manager, Inc. and Mr. Evans disclaims any beneficial ownership in these shares, except to the extent of its respective pecuniary interest therein. The address for Glencoe is 222 West Adams Street, Suite 1000, Chicago, Illinois 60606.

(3)	The convertible preferred stock held by Glencoe is convertible into 6,435,140 shares of our common stock. Under the terms of the convertible preferred stock, upon the occurrence of this offering, Glencoe will receive:

•	$8.3 million of accrued dividends;

•	$49.7 million in cash in lieu of a number of shares of common stock having a value of $49.7 million (2,926,543 shares, based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus)); and

•	a number of shares of common stock equal to 6,435,140 less the number of shares in respect of which Glencoe will receive a cash payment pursuant to the immediately preceding clause.

We will purchase additional shares of common stock from Glencoe at the offering price set forth on the cover of this prospectus as follows: shares having an aggregate value of $24.7 million will be purchased using the net proceeds from this offering and shares having an aggregate value of $5.6 million will be purchased using the net proceeds from the over-allotment option, if exercised, or borrowings under our amended credit facility, if the over-allotment option is not exercised. The balance of the common stock issuable upon conversion of the convertible preferred stock will remain outstanding and will be held by Glencoe upon completion of this offering, which amount will be 1,729,257 shares based upon an assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus).

(4)	Includes 2,610,954 shares held by The Jerome M. Shaw 2005 Intangibles Trust, which is controlled by Mr. Shaw and options to purchase 187,960 shares of common stock which are exercisable currently or within 60 days of the date of this prospectus. Also includes 1,044,887 shares of common stock held by 4SFW, L.L.C. with respect to which Mr. Shaw may be deemed to be the beneficial owner of these shares by virtue of his owning a majority of the membership interests in 4SFW, L.L.C. Mr. Shaw disclaims any beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

(5)	Mr. Shaw and Mr. Smith own 53.2%, and 37.3%, respectively, of the membership interests in 4SFW, L.L.C.

(6)	Includes options to purchase 477,022 shares of common stock which are exercisable currently or within 60 days of the date of this prospectus.

(7)	Shares of common stock are held by The William S. Weaver Revocable Trust, which is controlled by Mr. Weaver.

(8)	Includes options to purchase 741,295 shares of common stock which are exercisable currently or within 60 days of the date of this prospectus and 1,044,887 shares beneficially owned by Mr. Shaw through 4SFW, L.L.C.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
ARPCO Transactions
      Prior to our acquisition of ARPCO in June 2004, we shared our office space and some of our resources with ARPCO, whose shareholders included Mr. Shaw and Mr. Weaver. Subsequent to our acquisition of ARPCO, these transactions and agreements were no longer in effect.
      On June 14, 2004, we acquired all of the outstanding common stock of ARPCO and Public Entity Risk Services of Ohio, Inc. from Mr. Shaw, Mr. Weaver and Larry Spilkin for aggregate consideration of $20 million, consisting of $15 million in cash and $5 million of promissory notes payable to Messrs. Shaw, Weaver and Spilkin. The promissory notes bore interest at the rate of 8.0% and were repaid in full in August 2005. In connection with our acquisition of ARPCO, ARPCO entered into a non-competition and confidentiality agreement with Mr. Shaw. See “Management — Employment and Related Agreements.”
Florida Homeowners Insurance Business
      In the second quarter of 2005, we began providing management and administrative services to First Home Insurance Agency, LLC, or FHIA, a wholly owned subsidiary of First Home Acquisition Company, LLC, or FHAC. FHIA is the licensed managing general agency that provides management and administrative services for First Home Insurance Company, or FHIC. FHIC is also a wholly owned subsidiary of FHAC. FHIC is a property and casualty insurance company authorized to write homeowners, dwelling fire and allied lines insurance in Florida. FHIA manages the insurance operations of FHIC by providing, or supervising subcontractors in providing, underwriting and policy issuance services, reinsurance services, claims management services, premium collection services, regulatory and governmental compliance services, policy advisory and consulting services, advertising and marketing services, and other management and administrative services related to FHIC’s business.
      We provide executive management services to FHIA, including marketing, claims analysis, supervisory accounting, information services, product and underwriting development and management, regulatory compliance, human resource benefits and technology services. We receive a management fee of up to 1.5% of the direct written premiums associated with the policies to be serviced, with the actual amount, if any, subject to agreement of the parties in accordance with the management agreement between us and FHIA. In addition to our management fee, if any, we are also reimbursed by FHIA for all facilities and overhead expenses incurred by us for providing management services to FHIA. During 2005, we billed FHIA $690,960 in management fees and allocated expenses. We also paid $279,666 of expenses on behalf of FHIA and provided working capital advances of $335,500. During the first quarter of 2006, we billed FHIA $81,201 in allocated expenses and paid $121,790 of expenses on behalf of FHIA. We had $1,172,623 in outstanding accounts receivable from FHIA as of December 31, 2005 and $72,829 in outstanding accounts receivable from FHIA as of June 30, 2006. The term of this agreement expires on May 31, 2008.
      Glencoe is the manager of FHAC, and an affiliate of Glencoe owns more than 85% of the membership interests of FHAC. Mr. Shaw and Mr. Smith each own approximately 7% of the membership interests of FHAC. In the second quarter of 2005, we made an unsecured loan to Mr. Smith in an aggregate principal amount of $750,000 to provide funds for him to make an investment in FHAC. The loan was evidenced by a promissory note which bore interest at a compound annual rate of 1.0%, payable annually in arrears. The principal balance of the note was payable in three equal installments commencing in May 2006. In May 2006, we forgave this loan.
Advances to Executive Officers
      In 2005, we advanced $130,200 to Mr. Smith and $92,628 to Mr. Weaver to pay certain income tax liabilities incurred by them in connection with their exercise of stock options at the time of Glencoe’s original investment. Mr. Smith and Mr. Weaver repaid these amounts in June 2006.

Stockholder Promissory Notes
      During the third quarter of 2003, we issued seven unsecured, non-convertible subordinated notes having an aggregate principal amount of $1,915,000, including $1,000,000 of which was issued to Mr. Shaw and $70,000 of which was issued to Mr. Weaver. The notes held by Mr. Shaw and Mr. Weaver bore interest at 10.25%, payable quarterly. The notes were repaid in full in August 2005.
Glencoe’s Investment
      In connection with Glencoe’s investment in June 2004, we entered into a stockholders agreement, a securities purchase agreement, a management services agreement and a registration rights agreement with Glencoe.
      The stockholders agreement contained restrictions on transfer, rights of first refusal, co-sale, drag-along and preemptive rights, and voting provisions relating to the composition of our board of directors, all of which will terminate upon consummation of this offering.
      The securities purchase agreement contained a number of financial and negative covenants that we were required to observe. These covenants will terminate upon consummation of this offering. In addition, in the securities purchase agreement, we agreed, subject to certain limitations, to indemnify Glencoe and its affiliates for any losses (i) arising out of any breach of any representation, warranty, covenant or agreement made by us or any of our subsidiaries in the agreement or in any agreement or document delivered in connection with the agreement or (ii) to the extent not prohibited by law, in their capacity as a director, stockholder, representative or controlling person of us or any of our subsidiaries arising out of any third party or governmental claims, including claims under the Securities Act and the Exchange Act.
      Under the management services agreement, Glencoe provided management services, including services and assistance with respect to strategic planning, budgeting, cash management, record keeping, quality control, advisory and administrative services, finance, tax, consumer affairs, public relations, accounting, risk management, procurement and supervision of third party service providers, contract negotiation, and providing economic, investment and acquisition analysis with respect to investments and acquisitions or potential investments and acquisitions. As compensation for the services it provided under the agreement, we paid Glencoe an annual management fee of $750,000, plus reimbursement of reasonable expenses. We are obligated to indemnify Glencoe for any and all losses, claims and damages arising out of or incidental to the services performed by Glencoe under the agreement except where the claim at issue is based on Glencoe’s gross negligence or willful misconduct or a material breach by Glencoe of any provision of the agreement, in each case as finally adjudicated by a court of competent jurisdiction. The management services agreement will terminate upon consummation of this offering and we will pay Glencoe a $300,000 fee in connection with such termination at the completion of this offering.
      Under the registration rights agreement, Glencoe has the right to request that we register for underwritten public sale, on two occasions, shares of our common stock having an aggregate value of at least $10,000,000. In addition, Glencoe has “piggyback” registration rights which allow Glencoe to participate in any registered offerings of our common stock by us for our own account or for the account of others. Mr. Shaw has the right to participate pro rata with Glencoe in any such offering in which Glencoe participates. The registration rights agreement will be amended and restated in connection with this offering. See “Certain Relationships and Related Party Transactions.”

      In connection with the senior notes offering and minority share repurchase transaction, we paid a $1.3 million advisory fee to Glencoe. No independent committee of the board of directors examined the transaction and the payments made thereunder from a fairness point of view, nor did any third party render any advice as to whether or not the transactions were fair to the minority stockholders. Minority stockholders were advised to consult with their own advisors as needed to assist them in making a decision regarding whether to participate in the repurchase. Minority stockholders were also advised that Mr. Shaw received a premium price for his shares in excess of the price paid to the minority stockholders. The board of directors made no recommendation to stockholders as to whether they should participate in the transaction.
Repurchase of Glencoe Shares
      In addition to the amounts to be paid to Glencoe under the terms of the convertible preferred stock as a result of this offering, we have agreed to repurchase shares of our common stock held by Glencoe having an aggregate value of $40.0 million at a per share price equal to the offering price set forth on the cover page of this prospectus. We will use the net proceeds from this offering and the over-allotment option, if exercised, or borrowings under our credit facility if the over-allotment option is not exercised to make this repurchase.
Registration Rights Agreement
      Under our amended and restated registration rights agreement, each of Glencoe and Mr. Shaw has the right to request that we register for public sale, on two occasions, shares of common stock having an aggregate value of at least $10,000,000. In addition, Glencoe and Mr. Shaw have “piggyback” registration rights which allow them to participate in any registered offerings of our common stock by us for our own account or for the account of others (except non-underwritten registrations initiated by the other party).
Repurchase of Weaver Shares
      In September 2006, William S. Weaver exercised 268,065 options to purchase shares of common stock. After such exercise, we entered into an agreement with Mr. Weaver by which we repurchased 92,500 shares of Mr. Weaver’s common stock for an aggregate purchase price of $597,500.

      DESCRIPTION OF CAPITAL STOCK
      Effective upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated bylaws as our bylaws.
Common Stock
      Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.
Undesignated Preferred Stock
      In addition, our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors.
      Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	To determine the number of shares to be included in each series;

•	To fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	To increase or decrease the number of shares of any series.
      We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights, that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of our common stock.
      Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interest and the best interests of our stockholders. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price.
      We have no present plans to issue any shares of our preferred stock after this offering.
Listing
      We have applied to have our common stock entered in the New York Stock Exchange under the symbol “FMR.”
Delaware Law and Charter and Bylaw Provisions’ Anti-Takeover Effects
      We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which we refer to as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
      Our bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year. We refer you to “Management.” In addition, our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.
      Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the board of directors. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
      Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.
      The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of common stock outstanding at the time such action is taken to amend or repeal the constituency provision of our certificate of incorporation. Our bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding shares of capital stock. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.
Limitation of Liability and Indemnification
      Our certificate of incorporation and bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our bylaws; and

•	we must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.
      In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      We also plan to obtain director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.
      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
      At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE
      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
      Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 15,874,949 shares of our common stock, assuming no exercise of outstanding stock options. Of these shares, the 9,705,882 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless those shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The 6,653,024 shares of common stock held by our executive officers, directors and Glencoe (including options exercisable within 60 days) are subject to the 180-day lock-up period described below.
Rule 144
      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal 158,749 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.
Lock-Up Agreements
      We, our executive officers and directors, and Glencoe have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
Stock Options
      Upon completion of this offering, options to purchase a total of 1,177,775 shares of common stock will be outstanding, which amount includes options to purchase 250,000 shares that we plan to grant to certain of our executive and other officers on the date of this prospectus. We intend to file a registration statement to register for resale the 1,500,000 shares of common stock which are reserved and available for issuance under our omnibus incentive plan. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under our stock option plans, which are being registered under that registration statement, will, subject to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be eligible for resale in the public market from time to time.
Registration Rights Agreement
      Under our amended and restated registration rights agreement, each of Glencoe and Mr. Shaw has the right to request that we register for public sale, on two occasions, shares of common stock having an aggregate value of at least $10,000,000. In addition, Glencoe and Mr. Shaw have “piggyback” registration rights which allow them to participate in any registered offerings of our common stock by us for our own account or for the account of others (except non-underwritten registrations initiated by the other party).
Effect of Sales of Shares
      Prior to this offering, there has been no public market for our common stock and we cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
General
      The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to “— Federal Estate Taxes” below.
      The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. Holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our common stock.
Dividends
      In general, if we were to make distributions with respect to our common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. Holder’s basis in our common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our common stock.
      Subject to the discussion below, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. Holder. A Non-U.S. Holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.
      Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States or (ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the

Non-U.S. Holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.
      Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
      A Non-U.S. Holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.
Gain on Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a “United States real property holding corporation.”
      The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.
      Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.
Backup Withholding Tax and Information Reporting
      We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.
      A Non-U.S. Holder of common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 28% but is scheduled to increase in the year 2011. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.
      The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a “U.S. related person” will not be subject to information reporting or backup withholding. For this purpose, a “U.S. related person” is a foreign person with one or more enumerated relationships with the United States.
      In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.
      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the requisite procedures are followed.
Federal Estate Taxes
      An individual Non-U.S. Holder who is treated as the owner of our common stock at the time of his death generally will be required to include the value of such common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

UNDERWRITING
      J.P. Morgan Securities Inc. and Keefe, Bruyette & Woods, Inc. are acting as representatives of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

J.P. Morgan Securities Inc.
Keefe, Bruyette & Woods, Inc.
William Blair & Company, L.L.C.
Cochran Caronia Waller Securities LLC
Dowling & Partners Securities, LLC
A.G. Edwards & Sons, Inc.
Ferris, Baker Watts, Incorporated

Total	9,705,882

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,455,882 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We, our executive officers and directors, and Glencoe have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of a representative, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
      At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.
      We have applied to have our common stock listed on the New York Stock Exchange under the symbol “FMR.”
      The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No	Full
	Exercise	Exercise

Per share	$	$
Total	$	$
      In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our portion of the total expenses of this offering will be $2.5 million.
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Certain legal matters related to this offering will be passed upon for us by Foley & Lardner LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements for each of the periods listed in the index to the consolidated financial statements under the heading “Audited Consolidated Financial Statements” have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we also will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.coverx.com as soon as practicable after filing such documents with the SEC. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus. Our website address is included here only as a reference. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of duplicating fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330, or you may inspect the reports and other information without charge at the SEC’s website, www.sec.gov.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Contents

Unaudited Condensed Interim Consolidated Financial Statements
Consolidated Balance Sheets
Successor Company — as of June 30, 2006	F-2
Predecessor Company — as of December 31, 2005	F-2
Consolidated Statements of Operations
Successor Company — for the six months ended June 30, 2006	F-3
Predecessor Company — for the six months ended June 30, 2005	F-3
Consolidated Statements of Stockholders’ Equity
Successor Company — for the six months ended June 30, 2006	F-4
Predecessor Company — for the six months ended June 30, 2005	F-4
Consolidated Statements of Cash Flows
Successor Company — for the six months ended June 30, 2006	F-5
Predecessor Company — for the six months ended June 30, 2005	F-5
Notes to Condensed Unaudited Interim Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets
Successor Company — as of December 31, 2005	F-14
Predecessor Company — as of December 31, 2004	F-14
Consolidated Statements of Operations
Successor Company — for the period August 17, 2005 through December 31, 2005	F-15
Predecessor Company — for the period January 1, 2005 through August 16, 2005	F-15
Consolidated Statements of Stockholders’ Equity
Successor Company — for the period August 17, 2005 through December 31, 2005	F-16
Predecessor Company — for the period January 1, 2003 through August 16, 2005 and years ended December 31, 2004 and 2003	F-16
Consolidated Statements of Cash Flows
Successor Company — for the period August 17, 2005 through December 31, 2005	F-17
Predecessor Company — for the period January 1, 2005 through August 16, 2005 and years ended December 31, 2004 and 2003	F-17
Notes to Condensed Consolidated Financial Statements	F-18
Schedules to Financial Statements
Schedule I — Summary of Investments — Other than Investments in Related Parties	F-43
Schedule II — Condensed Financial Information of Registrant
Condensed Balance Sheet	F-44
Condensed Statement of Operations	F-45
Condensed Statement of Cash Flows	F-46
Schedule IV — Reinsurance	F-47
Schedule VI — Supplemental Information Concerning Insurance Operations	F-48

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Condensed Interim Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005

	(Unaudited)
ASSETS
Investments
Debt securities	$210,663,511	$182,679,565
Equity securities and other	3,824,939	3,332,816
Short-term	8,677,307	25,012,499

Total Investments	223,165,757	211,024,880
Cash and cash equivalents	20,043,260	8,399,598
Premiums and reinsurance balances receivable	15,505,279	17,573,531
Accrued investment income	2,368,938	2,094,458
Accrued profit sharing commissions	8,261,549	9,606,916
Reinsurance recoverable on paid and unpaid losses	44,852,247	22,482,855
Prepaid reinsurance premiums	49,945,245	36,879,714
Deferred acquisition costs	6,115,371	9,700,457
Deferred federal income taxes	515,349	5,270,942
Debt issuance costs, net of amortization	4,193,661	4,535,968
Intangible assets, net of accumulated amortization	38,546,870	30,645,143
Receivable — stockholders and related entity	213,217	2,249,537
Other assets	5,700,581	5,133,212

Total Assets	$419,427,324	$365,597,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Loss and loss adjustment expense reserves	$150,940,434	$113,863,642
Unearned premium reserves	95,367,761	84,476,255
Senior notes	65,000,000	65,000,000
Long-term debt	20,620,000	20,620,000
Shareholder rights payable	—	5,049,416
Premiums payable to insurance companies	965,813	3,175,354
Reinsurance payable on paid losses	5,508,472	5,425,262
Accounts payable, accrued expenses, and other liabilities	6,573,736	3,660,634

Total Liabilities	344,976,216	301,270,563

Stockholders’ Equity
Convertible preferred stock, Series A voting, $0.01 par value; authorized 400 shares; issued and outstanding 400 shares	4	4
Common stock, $0.01 par value; authorized 55,130,000 shares; issued and outstanding 4,216,144 and 4,178,454 shares	42,161	41,785
Paid-in capital	59,100,324	58,857,245
Accumulated other comprehensive loss	(2,748,492)	(1,284,164)
Retained earnings	18,057,111	6,711,778

Total Stockholders’ Equity	74,451,108	64,326,648

Total Liabilities and Stockholders’ Equity	$419,427,324	$365,597,211

See accompanying notes.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Condensed Interim Consolidated Statements of Operations
(Unaudited)

	Successor	Predecessor
	Six Months	Six Months
	Ended	Ended
	June 30, 2006	June 30, 2005

Operating Revenue
Net earned premiums	$56,856,868	$44,356,354
Commissions and fees	8,762,782	10,340,727
Net investment income	4,270,790	3,221,343
Net realized losses on investments	(481,653)	(74,800)

Total Operating Revenues	69,408,787	57,843,624

Operating Expenses
Losses and loss adjustment expenses, net	29,961,507	21,244,196
Amortization of deferred acquisition expenses	9,092,283	9,873,205
Underwriting, agency and other expenses	7,378,673	6,586,483
Amortization of intangible assets	583,333	583,333

Total Operating Expenses	47,015,796	38,287,217

Operating Income	22,392,991	19,556,407
Interest Expense	5,395,471	1,211,276
Change In Fair Value of Interest Rate Swap	(387,072)	(36,500)

Income Before Income Taxes	17,384,592	18,381,631
Income Taxes	6,039,259	6,464,930

Net Income	$11,345,333	$11,916,701

Earnings Per Share:
Basic	$2.26	$0.82
Diluted	$0.92	$0.59
Weighted Average Shares Outstanding:
Basic	4,216,144	12,536,224
Diluted	12,324,179	20,226,394

See accompanying notes.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Condensed Interim Consolidated Statements of Stockholders’ Equity
(Unaudited)

				Accumulated
		Convertible		Other
	Common	Preferred	Paid-in	Comprehensive	Retained	Treasury
	Stock	Stock	Capital	Income	Earnings	Stock	Total

Predecessor
Balance, January 1, 2005	$125,362	$4	$48,030,138	$358,923	$43,743,991	$(628,853)	$91,629,565
Stock option expense	—	—	61,064	—	—	—	61,064
Comprehensive income
Net income	—	—	—	—	11,916,701	—	11,916,701
Other comprehensive loss
Unrealized holding losses on securities arising during the year	—	—	—	(673,209)	—	—	(673,209)
Less reclassification adjustment for losses included in net income	—	—	—	49,368	—	—	49,368

Total other comprehensive loss	—	—	—	—	—	—	(623,841)

Total comprehensive income	—	—	—	—	—	—	11,292,860

Balance, June 30, 2005	$125,362	$4	$48,091,202	$(264,918)	$55,660,692	$(628,853)	$102,983,489

Successor
Balance, January 1, 2006	$41,785	$4	$58,857,245	$(1,284,164)	$6,711,778	$—	$64,326,648
Issuance of stock	376	—	243,079	—	—	—	243,455
Comprehensive income
Net income	—	—	—	—	11,345,333	—	11,345,333
Other comprehensive loss
Unrealized holding losses on securities arising during the year	—	—	—	(1,955,781)	—	—	(1,955,781)
Less reclassification adjustment for losses included in net income	—	—	—	491,453	—	—	491,453

Total other comprehensive loss	—	—	—	—	—	—	(1,464,328)

Total comprehensive income	—	—	—	—	—	—	9,881,005

Balance, June 30, 2006	$42,161	$4	$59,100,324	$(2,748,492)	$18,057,111	$—	$74,451,108

See accompanying notes.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

	Successor
	Six Months	Predecessor Six
	Ended	Months Ended
	June 30, 2006	June 30, 2005

Cash Flows From Operating Activities
Net income	$11,345,333	$11,916,701
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,217,706	862,737
Realized losses on investments	481,653	74,800
Deferrals of acquisition costs, net	3,585,086	(1,397,867)
Deferred federal income taxes	(2,427,828)	(772,390)
Stock option expense	—	61,064
Increase (decrease) in cash resulting from changes in assets and liabilities
Premiums and reinsurance balances receivable	2,068,251	(2,172,494)
Accrued investment income	(274,480)	(335,945)
Receivable from related entity	1,813,492	—
Accrued profit sharing commissions	1,345,367	(1,849,597)
Reinsurance recoverable on paid and unpaid losses	(22,369,392)	(7,124,578)
Prepaid reinsurance premiums	(13,065,531)	(11,295,874)
Loss and loss adjustment expense reserves	37,076,792	16,143,057
Unearned premium reserves	10,891,506	24,144,595
Premiums payable to insurance companies	(2,209,541)	189,398
Reinsurance payable on paid losses	83,210	2,498,230
Other	2,495,964	7,157,729

Net Cash Provided By Operating Activities	32,057,588	38,099,566

Cash Flows From Investing Activities
Cost of short-term investments acquired	(99,507,231)	(127,747,314)
Proceeds from disposals of short-term investments	117,613,840	128,778,223
Cost of debt and equity securities acquired	(84,349,285)	(77,263,420)
Proceeds from debt and equity securities	51,768,745	43,920,094
Repayment of receivable from stockholders	222,828	—
Acquisition, net of cash acquired	(6,351,055)	—
Cost of fixed asset purchases	(55,223)	(245,580)

Net Cash Used In Investing Activities	(20,657,381)	(32,557,997)

Cash Flows From Financing Activities
Issuance of common stock	243,455	—
Payments of long-term debt	—	(1,999,996)

Net Cash Provided By (Used In) Financing Activities	243,455	(1,999,996)

Net Increase In Cash and Cash Equivalents	11,643,662	3,541,573
Cash and Cash Equivalents, beginning of period	8,399,598	4,075,304

Cash and Cash Equivalents, end of period	$20,043,260	$7,616,877

See accompanying notes.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying condensed consolidated financial statements and notes of First Mercury Holdings, Inc. and Subsidiaries (“Holdings” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and do not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Readers are urged to review the Company’s 2005 audited consolidated financial statements for a more complete description of the Company’s business and accounting policies. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results of operations for the full year. The consolidated balance sheet as of December 31, 2005 was derived from the Company’s audited annual consolidated financial statements.
      Significant intercompany transactions and balances have been eliminated.
      First Mercury Holdings, Inc. was formed in the State of Delaware on July 28, 2005. On August 17, 2005, Holdings issued $65 million of Senior Floating Rate Notes due 2012 (“Notes”) and used the net proceeds from the issuance to purchase certain outstanding shares of First Mercury Financial Corporation’s (“FMFC”) common stock, under the terms of the August 17, 2005 “Stock Contribution Agreement” among Holdings and the former shareholders and option holders of FMFC. Concurrently, Holdings issued convertible preferred shares and common shares to certain former shareholders and option holders of FMFC in exchange for their convertible preferred and common shares. In connection with the Stock Contribution Agreement, Holdings assumed the Stock Option Plan of FMFC (the “Plan”), and each stock option grant thereunder for the purchase of FMFC common stock was converted to the right to purchase Holdings common stock. As a result of the transactions described above, such outstanding stock options became fully vested and exercisable pursuant to the terms of the Plan. Approximately 96% of the FMFC shareholders and stock option holders participated in such transactions.
      On December 15, 2005, Holdings formed First Mercury Merger Corporation (“FMMC”), a Delaware corporation, and on December 29th merged FMMC with and into FMFC, with FMFC being the surviving entity (the “Merger”). The remaining common shares of FMFC that were not sold to Holdings under the August 17, 2005 “Stock Contribution Agreement” were cancelled and converted to rights for those shareholders to receive cash for their shares from FMFC at the same price contained in the “Stock Contribution Agreement” or the amount determined if those shareholders exercise these appraisal rights. At the completion of the December 29, 2005 merger, Holdings owned 100% of the common shares and the convertible preferred shares of FMFC. In the second quarter of 2006, the Company made its final payment related to the former shareholder’s rights to receive cash of $6.4 million resulting in a $1.3 million increase in purchase consideration. In addition, the Company completed its evaluation of the tax bases of its net assets in connection with the acquisition. As a result of these events, the Company adjusted its purchase accounting to reflect an increase in its intangible assets of $8.5 million and a decrease in its net deferred tax assets of $7.2 million as of June 30, 2006.
      This transaction, was accounted for as a purchase and resulted in a new basis of accounting on August 17, 2005. The financial statements for the six months ended June 30, 2006 are those of Holdings and Subsidiaries (the “Successor”). The financial statements for six months ended June 30, 2005 are those of FMFC and Subsidiaries (the “Predecessor”). As a result, the financial statements for the six months ended June 30, 2006 are not comparable to those for the six months ended June 30, 2005.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The following unaudited pro forma operating data presents the results of operations for the six months ended June 30, 2005 as if the Acquisition had occurred on January 1, 2005 and assumes that there were no other changes in our operations.

Predecessor
Pro Forma For
Six Months Ended
June 30, 2005

Operating revenues	$57,483,624
Operating income	19,556,407
Interest expense, net	4,758,657
Net income	9,610,903
Basic earnings per share	1.92
Diluted earnings per share	0.81
     Use of Estimates
      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and the recoverability of deferred tax assets.
     Stock Based Compensation
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) eliminates the option of accounting for share-based payments using the intrinsic value method and making only pro forma disclosures of the impact on earnings of the cost of stock options and other share-based awards measured using a fair value approach. SFAS No. 123(R) requires that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period) which is usually equal to the vesting period. The Company adopted SFAS 123(R) on January 1, 2006. Prior to adopting SFAS 123(R), the Company recorded stock option expense under SFAS 123, as amended by SFAS 148.
     Recently Issued Accounting Standards
      In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109” (“FIN 48”). This statement clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial statements.

Stock Split
      The Company is preparing for an initial public offering. Prior to the consummation of this offering, the Company will effect a 925-for-1 stock split of its outstanding common stock and options to purchase

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
shares of common stock. The accompanying financial statements include the effects of the stock split. All share and per share amounts included in the accompanying financial statements have been restated to reflect the stock split.

2.	Earnings Per Share
      Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were issued and exercised.
      The following is a reconciliation of basic number of common shares outstanding to diluted common and common equivalent shares outstanding.

	Successor	Predecessor

June 30,	2006	2005

Net income	$11,345,333	$11,916,701
Less: Dividends in arrears	1,815,032	1,676,640

Net income available to common	$9,530,301	$10,240,061

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	4,216,144	12,536,224

Dilutive effect of stock options	820,232	825,239
Dilutive effect of convertible preferred stock	6,434,782	6,434,782
Dilutive effect of cumulative dividends on preferred stock	853,021	430,149

Dilutive number of common and common equivalent shares outstanding	12,324,179	20,226,394

Basic Net Earnings Per Common Share	$2.26	$0.82

Diluted Net Earnings Per Common Share	$0.92	$0.59

3.	Income Taxes
      The Company files a consolidated federal income tax return with its subsidiary, First Mercury Financial Corporation (FMFC), and FMFC’s subsidiaries. Taxes are allocated among the Company’s subsidiaries based on the Tax Allocation Agreement employed by these entities, which provides that taxes of the entities are calculated on a separate-return basis at the highest marginal tax rate.
      Income taxes in the accompanying consolidated statements of operations differ from the statutory tax rate of 35% primarily due to state income taxes, non-deductible expenses, and the nontaxable portion of dividends received and tax-exempt interest.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, the Company believes it is more likely than not that all of the net deferred tax asset will be realized.
4.     Loss and Loss Adjustment Expense Reserves
      The Company establishes a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following represents

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
changes in those aggregate reserves for the Company during the six months ended June 30, 2006 and 2005:

	Successor	Predecessor
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2006	2005

Balance, January 1	$113,864,000	$68,699,000
Less reinsurance recoverables	21,869,000	5,653,000

Net Balance, January 1	91,995,000	63,046,000

Incurred Related To
Current year	28,904,000	18,309,000
Prior years	1,058,000	2,935,000

Total Incurred	29,962,000	21,244,000

Paid Related To
Current year	791,000	388,000
Prior years	12,576,000	11,863,000

Total Paid	13,367,000	12,251,000

Net Balance, end of period	108,590,000	72,039,000
Plus reinsurance recoverables	42,350,000	12,803,000

Balance, end of period	$150,940,000	$84,842,000

      The increases and decreases in incurred losses related to prior accident years, as noted in the above table, primarily resulted from differences in actual versus expected loss development.

5.	Reinsurance
      Net written and earned premiums, including reinsurance activity as well as reinsurance recoveries, were as follows:

	Successor	Predecessor
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2006	2005

Written Premiums
Direct	$110,980,000	$79,308,000
Assumed	2,262,000	4,308,000
Ceded	(59,305,000)	(27,258,000)

Net Written Premiums	$53,937,000	$56,358,000

Earned Premiums
Direct	$100,372,000	$45,787,000
Assumed	1,615,000	14,102,000
Ceded	(45,876,000)	(16,380,000)
Earned but unbilled premiums	746,000	847,000

Net Earned Premiums	$56,857,000	$44,356,000

      The Company manages its credit risk on reinsurance recoverables by reviewing the financial stability, A.M. Best rating, capitalization, and credit worthiness of prospective and existing risk-sharing partners.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through funds withheld trusts or stand-by letters of credit issued by highly rated banks.
6.     Related Party Transactions
      First Home Insurance Agency (FHIA), is considered a related party to the Company due to common ownership of FHIA and Holdings. The Company provides systems support, accounting, human resources, claims and regulatory oversight for FHIA under an administrative services and cost allocation agreement. Under the terms of this agreement, FMFC allocates actual expenses and costs related to the activities discussed above. Costs related to this agreement were $354,474 during the first six months of 2006. As of June 30, 2006, the Company had a receivable for these charges of $72,829 from FHIA.
      In the second quarter of 2006, the Company forgave its $750,000 unsecured loan due from its chief executive officer and recorded the amount as compensation.
7.     Credit Facility
      On April 25, 2006, First Mercury Financial Corporation entered into a $10,000,000 revolving credit agreement with a financial institution which matures on June 30, 2010. The agreement provides for outstanding borrowings to bear interest under one of three methods (at FMFC’s option) as defined in the credit agreement: (a) a fluctuating rate of interest equal to the higher of the bank’s Prime Rate minus 1/2% per annum or the Federal Funds Rate plus 1/2% per annum; (b) Eurodollar rate plus an “applicable margin” which varies dependent upon certain financial ratios; and (c) a negotiated rate plus an “applicable margin” which varies dependant upon certain financial ratios.
      The agreement contains various restrictive covenants that relate to FMFC’s stockholders’ equity, leverage ratio, AM Best Ratings of its insurance subsidiaries, fixed charge coverage ratio, surplus and risk based capital.
      No borrowings are outstanding under the revolving credit agreement at June 30, 2006.
8.     Stock Compensation Plan
      The FMFC stock option plan was established September 3, 1998, and was assumed by Holdings concurrent with the Acquisition of FMFC on August 17, 2005. Under the terms of the plan, directors, officers, employees, and other key individuals may be granted options to purchase the Company’s common stock. A total of 4,625,000 shares of the Company’s common stock are reserved and 2,428,125 are available for future grant under the plan. Option and vesting periods and option exercise prices are determined by the Compensation Committee of the Board of Directors, provided no stock options shall be exercisable more than ten years after the grant date. On August 17, 2005, all of the then outstanding stock options under the plan became fully vested under the change in control provision in the plan.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The following table summarizes stock option activity for the six months ended June 30, 2006.

		Weighted
		Average
	Number of	Exercise
	Options	Price

Options outstanding at beginning of period	1,119,250	1.85
Granted during the period	91,575	6.49
Forfeited during the period	—	—
Exercised during the period	—	—
Cancelled during the period	—	—

Options outstanding at the end of the period	1,210,825	2.21

Options exercisable	1,119,250	1.85

      There was no stock option activity for the six months ended June 30, 2005.
      The fair values of stock options granted during the six month period ended June 30, 2006 were determined on the dates of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Six Months
	Ended June 30,

	2006	2005

Expected term (years)	2.5	—
Expected stock price volatility	26.5%	—
Risk-free interest rate	4.72%	—
Expected dividend yield	—	—
Estimated fair value per option	$1.39	—
      For 2006, the expected term of options was determined based on the midpoint of the vesting period of the options. For 2006, expected stock price volatility was based an average of the volatility factors utilized by companies within the Company’s peer group. Prior to the adoption of SFAS No. 123R, expected term was based on the contractual term of the award and price volatility was not utilized in the Company’s calculation. The risk-free interest rate is based on the yield of U.S. Treasury securities with an equivalent remaining term. The Company has not paid dividends in the past and does not plan to pay any dividends in the near future.
      The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company’s historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company’s financial statements over the requisite service period of the entire award. Compensation cost is recognized only for those options expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company’s historical experience and future expectations. Any change in the forfeiture assumption is accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the financial statements of the period in which the change is made.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The number of stock options outstanding and exercisable at June 30, 2006 by range of exercise price was as follows:

Options Outstanding				Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise Prices	Number	Contract Life	Price	Number	Price

$1.51 - $2.14	1,078,550	2.9	$1.74	1,078,550	$1.74
$4.86 - $6.49	132,275	7.8	$5.97	40,700	4.86
      At June 30, 2006, the outstanding and exercisable options had an intrinsic value of $5.2 million. Compensation expense for the six months ended June 30, 2006 was insignificant and compensation expense of $61,000 was recorded for the six months ended June 30, 2005. As of June 30, 2006, there was approximately $125,000 of total unrecognized compensation cost related to unvested options that is expected to be recognized over a weighted-average period of 4.8 years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
First Mercury Holdings, Inc. and Subsidiaries
Southfield, Michigan
      We have audited the accompanying consolidated balance sheets of First Mercury Holdings, Inc. and Subsidiaries as of December 31, 2005 (Successor Company) and 2004 (Predecessor Company), and the related consolidated statements of operations, stockholders’ equity and cash flows for the periods August 17, 2005 through December 31, 2005 (Successor Company), January 1, 2005 through August 16, 2005 (Predecessor Company), and for the years ended December 31, 2004 and 2003 (Predecessor Company). We have also audited the schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Mercury Holdings, Inc. and Subsidiaries as of December 31, 2005 (Successor Company) and 2004 (Predecessor Company), and the results of its operations and its cash flows for the periods August 17, 2005 through December 31, 2005 (Successor Company), January 1, 2005 through August 16, 2005 (Predecessor Company), and for the years ended December 31, 2004 and 2003 (Predecessor Company) in conformity with accounting principles generally accepted in the United States of America.
      Also in our opinion, the schedules present fairly, in all material respects, the information set forth therein.
      As explained in Note 1 to the consolidated financial statements, controlling ownership of the predecessor company was acquired in a purchase transaction as of August 17, 2005. The acquisition was accounted for as a purchase and, accordingly, the consolidated financial statements of the successor company are not comparable to those of the predecessor company.
Troy, Michigan
May 24, 2006 (except for the last paragraph of Note 1,
as to which the date is                     , 2006)
      The accompanying financial statements include the effects of a stock split of the Company’s common stock. The above opinion is in the form which will be signed by BDO Seidman, LLP upon consummation of the stock split which is described in Note 1 of the notes to the consolidated financial statements, and assuming that, from May 24, 2006 to the date of such stock split, no other events will have occurred that would affect the accompanying financial statements and notes thereto.
BDO Seidman, LLP
Troy, Michigan
May 24, 2006

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	Successor	Predecessor
December 31,	2005	2004

ASSETS
Investments
Debt securities	$182,679,565	$152,494,486
Equity securities and other	3,332,816	4,276,899
Short-term	25,012,499	14,887,826

Total Investments	211,024,880	171,659,211
Cash and cash equivalents	8,399,598	4,075,304
Premiums and reinsurance balances receivable	17,573,531	16,839,613
Accrued investment income	2,094,458	1,756,034
Accrued profit sharing commissions	9,606,916	3,490,426
Reinsurance recoverable on paid and unpaid losses	22,482,855	6,096,251
Prepaid reinsurance premiums	36,879,714	14,892,204
Deferred acquisition costs	9,700,457	9,070,923
Deferred income taxes	5,270,942	2,001,822
Debt issuance costs, net of amortization	4,535,968	—
Goodwill	—	2,424,695
Intangible assets, net of accumulated amortization	30,645,143	16,868,056
Receivable — stockholders and related entity	2,249,537	—
Other assets	5,133,212	4,789,998

Total Assets	$365,597,211	$253,964,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Loss and loss adjustment expense reserves	$113,863,642	$68,698,672
Unearned premium reserves	84,476,255	52,483,938
Senior floating rate notes	65,000,000	—
Other debt	20,620,000	29,534,996
Shareholder rights payable	5,049,416	—
Premiums payable to insurance companies	3,175,354	3,978,142
Reinsurance payable on paid losses	5,425,262	5,084,396
Accounts payable, accrued expenses, and other liabilities	3,660,634	2,554,828

Total Liabilities	301,270,563	162,334,972

Stockholders’ Equity
Successor
Convertible preferred stock, Series A voting, $0.01 par value; authorized 400 shares; issued and outstanding 400 shares	4	—
Common stock, $0.01 par value; authorized 55,130,000 shares; issued and outstanding 4,178,454 shares	41,785	—
Predecessor
Convertible preferred stock, Series A voting, $0.01 par value; authorized 400 shares; issued and outstanding 400 shares	—	4
Common stock, $0.01 par value; authorized 55,130,000 shares; issued and outstanding 12,536,224 shares	—	125,362
Paid-in capital	58,857,245	48,030,138
Accumulated other comprehensive income (loss)	(1,284,164)	358,923
Retained earnings	6,711,778	43,743,991
Treasury stock	—	(628,853)

Total Stockholders’ Equity	64,326,648	91,629,565

Total Liabilities And Stockholders’ Equity	$365,597,211	$253,964,537

See accompanying notes to consolidated financial statements.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Successor	Predecessor

	August 17 to	January 1 to	Year Ended December 31,
	December 31,	August 16,
	2005	2005	2004	2003

Operating Revenue
Net earned premiums	$40,145,833	$57,575,789	$61,290,733	$40,338,173
Commissions and fees	12,427,565	13,649,492	33,729,955	33,489,060
Net investment income	2,628,911	4,118,590	4,618,579	3,983,462
Net realized gains (losses) on investments	278,240	(57,919)	(119,762)	812,529

Total Operating Revenues	55,480,549	75,285,952	99,519,505	78,623,224

Operating Expenses
Losses and loss adjustment expenses, net	27,021,764	28,072,054	26,853,970	21,732,039
Amortization of deferred acquisition expenses	7,953,663	12,675,827	15,713,127	11,995,231
Amortization of intangible assets	434,330	732,337	631,944	—
Underwriting, agency and other expenses	5,711,989	7,758,250	26,952,562	29,922,992

Total Operating Expenses	41,121,746	49,238,468	70,151,603	63,650,262

Operating Income	14,358,803	26,047,484	29,367,902	14,972,962
Interest Expense	3,979,865	1,518,649	1,696,656	965,201
Change In Fair Value of Derivative Instruments	(334,125)	(230,291)	(69,885)	(256,530)

Income Before Income Taxes	10,713,063	24,759,126	27,741,131	14,264,291
Income Taxes	4,001,285	8,636,398	10,006,318	3,287,779

Net Income	$6,711,778	$16,122,728	$17,734,813	$10,976,512

Earnings Per Share:
Basic	$1.30	$1.12	$1.32	$0.95
Diluted	$0.56	$0.80	$1.05	$0.91
Weighted Average Shares Outstanding:
Basic	4,146,045	12,508,474	12,041,334	11,610,068
Diluted	12,044,004	20,093,596	16,872,247	12,031,433
See accompanying notes to consolidated financial statements.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

				Accumulated
		Convertible		Other
	Common	Preferred	Paid-in	Comprehensive	Retained	Treasury
	Stock	Stock	Capital	Income	Earnings	Stock	Total

Predecessor:
Balance, January 1, 2003	$115,874	$—	$11,648,993	$1,142,053	$15,032,666	$(528,853)	$27,410,733
Treasury stock purchase — Quantum Direct Financial Corporation	—	—	(1,700,000)	—	—	—	(1,700,000)
Stock option expense	—	—	49,663	—	—	—	49,663
Comprehensive Income
Net income	—	—	—	—	10,976,512	—	10,976,512
Other comprehensive loss, net of tax
Unrealized holding gains on securities arising during the year	—	—	—	139,579	—	—	139,579
Less reclassification adjustment for gains included in net income	—	—	—	(536,270)	—	—	(536,270)

Total other comprehensive loss	—	—	—	—	—	—	(396,691)

Total comprehensive income	—	—	—	—	—	—	10,579,821

Balance, December 31, 2003	115,874	—	9,998,656	745,362	26,009,178	(528,853)	36,340,217
Issuance of preferred stock	—	4	36,240,421	—	—	—	36,240,425
Exercise of stock options	9,488	—	1,681,443	—	—	—	1,690,931
Stock option expense	—	—	109,618	—	—	—	109,618
Treasury stock purchase	—	—	—	—	—	(100,000)	(100,000)
Comprehensive Income
Net income	—	—	—	—	17,734,813	—	17,734,813
Other comprehensive loss, net of tax
Unrealized holding losses on securities arising during the year	—	—	—	(465,482)	—	—	(465,482)
Less reclassification adjustment for losses included in net income	—	—	—	79,043	—	—	79,043

Total other comprehensive loss	—	—	—	—	—	—	(386,439)

Total comprehensive income	—	—	—	—	—	—	17,348,374

Balance, December 31, 2004	125,362	4	48,030,138	358,923	43,743,991	(628,853)	91,629,565
Stock option expense	—	—	76,329	—	—	—	76,329
Comprehensive income
Net income	—	—	—	—	16,122,728	—	16,122,728
Other comprehensive loss, net of tax
Unrealized holding losses on securities arising during the period	—	—	—	(958,553)	—	—	(958,553)
Less reclassification adjustment for losses included in net income	—	—	—	37,647	—	—	37,647

Total other comprehensive loss	—	—	—	—	—	—	(920,906)

Total comprehensive income	—	—	—	—	—	—	15,201,822

Balance, at August 16, 2005	$125,362	$4	$48,106,467	$(561,983)	$59,866,719	$(628,853)	$106,907,716

Successor:
Common stock issued on August 17, 2005 (reflects the new basis of 4,141,454 common shares in connection with the acquisition)	$41,415	$4	$101,705,585	$—	$—	$—	$101,747,004
Predecessor basis adjustment	—	—	(42,911,970)	—	—	—	(42,911,970)
Exercise of stock options	370	—	63,630	—	—	—	64,000
Comprehensive income
Net income	—	—	—	—	6,711,778	—	6,711,778
Other comprehensive loss
Unrealized holding losses on securities arising during the period	—	—	—	(1,103,308)	—	—	(1,103,308)
Less reclassification adjustment for gains included in net income	—	—	—	(180,856)	—	—	(180,856)

Total other comprehensive loss	—	—	—	—	—	—	(1,284,164)

Total comprehensive income	—	—	—	—	—	—	5,427,614

Balance, December 31, 2005	$41,785	$4	$58,857,245	$(1,284,164)	$6,711,778	$—	$64,326,648

See accompanying notes to consolidated financial statements.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Successor	Predecessor

	August 17 to	January 1
	December 31,	to August 16,
	2005	2005	2004	2003

Cash Flows From Operating Activities
Net income	$6,711,778	$16,122,728	$17,734,813	$10,976,512
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	914,752	1,106,500	1,119,029	513,365
Realized (gains) losses on investments	(278,240)	57,919	119,762	(812,529)
Deferrals of acquisition costs, net	126,759	(756,293)	(2,298,582)	(1,598,356)
Deferred income taxes	(1,756,853)	(1,512,267)	1,402,829	(994,592)
Stock option expense	—	76,329	109,618	49,663
Increase (decrease) in cash resulting from changes in assets and liabilities
Premiums and reinsurance balances receivable	(937,709)	203,791	1,603,835	(2,419,863)
Accrued investment income	(3,887)	(334,537)	(517,429)	(444,374)
Receivable from related entity	(1,195,696)	23,073	—	—
Accrued profit sharing commissions	(3,910,775)	(2,205,715)	(1,552,281)	(1,475,291)
Reinsurance recoverable on paid and unpaid losses	(5,569,105)	(10,817,498)	(471,478)	(328,938)
Prepaid reinsurance premiums	(7,591,043)	(14,396,467)	(14,892,204)	—
Loss and loss adjustment expense reserves	21,710,292	23,454,678	6,971,930	2,277,425
Unearned premium reserves	6,698,200	25,294,117	28,061,187	8,798,619
Premiums payable to insurance companies	(1,272,800)	470,012	(8,526,856)	1,754,100
Reinsurance payable on paid losses	194,707	146,159	707,535	3,585,630
Trust preferred investments, including deferred costs	—	—	(1,090,000)	—
Other	(3,890,871)	5,309,738	427,702	971,580

Net Cash Provided By Operating Activities	9,949,509	42,242,267	28,909,410	20,852,951

Cash Flows From Investing Activities
Cost of short-term investments acquired	(52,038,858)	(158,284,920)	(128,467,035)	(89,702,627)
Proceeds from disposals of short-term investments	50,037,617	152,197,811	116,742,977	88,440,564
Cost of debt and equity securities acquired	(32,292,157)	(98,222,017)	(87,082,558)	(56,425,439)
Proceeds from debt and equity securities	23,916,502	72,746,055	41,549,524	34,020,317
Receivable from stockholders	(326,914)	(750,000)	—	—
Acquisition, net of cash acquired	(55,297,001)	(245,324)	(20,514,671)	—
Cost of fixed asset purchases	(348,255)	(316,724)	(440,805)	(179,668)

Net Cash Used In Investing Activities	(66,349,066)	(32,875,119)	(78,212,568)	(23,846,853)

Cash Flows From Financing Activities
Stock issued on stock options exercised	64,000	—	1,690,931	—
Issuance of Series A convertible preferred Stock	—	—	36,240,425	—
Issuance of senior notes, net of debt issuance costs	60,207,699	—	—	—
Purchase of Quantum Direct Financial Corporation treasury stock	—	—	—	(1,700,000)
Purchase of treasury stock	—	—	(100,000)	—
Net increase (decrease) in other debt	(6,915,000)	(1,999,996)	11,781,459	4,753,509

Net Cash Provided By (Used In) Financing Activities	53,356,699	(1,999,996)	49,612,815	3,053,509

Net Increase In Cash and Cash Equivalents	(3,042,858)	7,367,152	309,657	59,607
Cash and Cash Equivalents, beginning of period	11,442,456	4,075,304	3,765,647	3,706,040

Cash and Cash Equivalents, end of period	$8,399,598	$11,442,456	$4,075,304	$3,765,647

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$1,938,000	$1,712,000	$1,456,000	$900,000
Income taxes	$8,049,000	$6,675,000	$7,503,000	$3,560,000
      See accompanying notes to consolidated financial statements.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
      First Mercury Holdings, Inc. (“Holdings”) was formed in the State of Delaware on July 28, 2005. On August 17, 2005, Holdings issued $65 million of Senior Floating Rate Notes due 2012 (“Notes”) and used the net proceeds from the issuance to purchase certain outstanding shares of First Mercury Financial Corporation’s (“FMFC”) common stock, under the terms of the August 17, 2005 “Stock Contribution Agreement” among Holdings and the former shareholders and option holders of FMFC. Concurrently, Holdings issued convertible preferred shares and common shares to certain former shareholders and option holders of FMFC in exchange for their convertible preferred and common shares. In connection with the Stock Contribution Agreement, Holdings assumed the Stock Option Plan of FMFC (the “Plan”), and each stock option grant thereunder for the purchase of FMFC common stock was converted to the right to purchase Holdings common stock. As a result of the transactions described above, such outstanding stock options became fully vested and exercisable pursuant to the terms of the Plan. Approximately 96% of the FMFC shareholders and stock option holders participated in such transactions.
      On December 15, 2005, Holdings formed First Mercury Merger Corporation (“FMMC”), a Delaware corporation, and on December 29th merged FMMC with and into FMFC, with FMFC being the surviving entity (the “Merger”). The remaining common shares of FMFC that were not sold to Holdings under the August 17, 2005 “Stock Contribution Agreement” were cancelled and converted into rights for those shareholders to receive cash for their shares from FMFC at the same price contained in the “Stock Contribution Agreement” or the amount determined if those shareholders exercise these appraisal rights. At the completion of the December 29, 2005 merger, Holdings owned 100% of the common shares and the convertible preferred shares of FMFC.
      This transaction, more fully described in Note 2, was accounted for as a purchase and resulted in a new basis of accounting on August 17, 2005. The financial statements for the period including and after August 17, 2005 are those of Holdings and Subsidiaries (the “Successor”). The financial statements for periods prior to August 17, 2005 are those of FMFC and Subsidiaries (the “Predecessor”). As a result, the financial statements including and after August 17, 2005 are not comparable to those prior to that date.
      The business of Holdings is the holding and management of its investments in the common and convertible preferred stock of FMFC, the receipt of dividends from FMFC as declared, the filing of consolidated tax returns with FMFC and its subsidiaries, and the servicing of the Notes.
      FMFC’s subsidiaries are First Mercury Insurance Company (FMIC), All Nation Insurance Company (ANIC), CoverX Corporation (CoverX), Quantum Direct Service Corporation (QDSC), Questt Agency, Inc. (Questt), Quantum Insurance Agency, Inc. (QIA), Van-American Insurance Services, Inc. (VAIS) and ARPCO Holdings, Inc. and its subsidiaries (AHI), collectively referred to as “the Company”. All significant intercompany transactions have been eliminated upon consolidation. Minority interest in consolidated subsidiaries is insignificant and is reflected as part of other liabilities and other expenses.
      FMIC, an “A-” rated company as determined by A.M. Best, is domiciled in the State of Illinois and is eligible to write general liability insurance in 51 states or jurisdictions. FMIC writes general liability insurance coverage placed by CoverX, and cedes portions of this business to both ANIC and unaffiliated insurance companies.
      ANIC is domiciled in the State of Minnesota, is licensed in 15 states, and assumes the same general liability insurance coverage placed by CoverX from FMIC.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      CoverX (incorporated in the State of Michigan) is a wholesale insurance agency producing commercial lines (primarily general liability) business on primarily an excess and surplus lines basis for non-affiliated insurers and for FMIC and ANIC. VAIS (incorporated in the State of Alabama) is an inactive retail and wholesale insurance agency.
      AHI’s subsidiaries are American Risk Pooling Consultants, Inc., Public Entity Risk Services of Ohio, Inc., a 67.8% equity interest in Public Entity Risk Services of Iowa, Inc. and a 50% equity interest in Intergrated Risk Management, Inc., collectively referred to as the “ARPCO Group.” The ARPCO Group is a third party administrator and service provider for five public entity risk pools and an excess reinsurance pool. They provide or coordinate accounting, finance, claim handling, loss control, underwriting, investments and general welfare services for the pools and their members.
      The consolidated financial statements also include earnings on investment in First Mercury Financial Capital Trusts I and II; wholly-owned, unconsolidated subsidiaries of the Company (see Note 8).
      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which vary in certain respects from statutory accounting principles followed in reporting to insurance regulatory authorities (see Note 16 for a description of such differences).
      Following is a description of the more significant risks facing property/casualty insurers and how the Company mitigates those risks:
      Legal/ Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk through underwriting and loss adjusting practices, which identify and minimize the adverse impact of this risk.
      Credit Risk is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance and credit and collection policies.
      Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments or an increase in the Company’s interest expense due on the Notes. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2005, the estimated market value of the Company’s bond portfolio was lower than its cost, while at December 31, 2004, market value was greater than its cost. The interest rate on the Notes is based on a rate per annum of the three month LIBOR (London Inter-bank Offering Rate) plus 8%, reset quarterly.

Use of Estimates
      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and the recoverability of deferred tax assets.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Cash Equivalents
      The Company considers all short-term investments with a maturity date of three months or less from the date of purchase to be cash equivalents. The carrying amount approximates market value because of the short maturity of those instruments.

Investments
      The Company’s marketable investment securities, including short-term investments (money market accounts) held in our investment portfolio, are classified as available-for-sale, and, as a result, are reported at market value. A decline in the market value of any security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. In most cases, declines in market value that are deemed temporary are excluded from earnings and reported as a separate component of stockholders’ equity, net of the related taxes, until realized.
      The exception of this rule relates to investments with embedded derivatives, primarily convertible debt securities (see “Derivative Investments and Hedging Activities”).
      Premiums and discounts are amortized or accreted over the life of the related debt security as an adjustment to yield using the effective-interest method. For government agency mortgage-backed securities and collateralized mortgage obligations and other asset-backed securities, the life of the security is estimated by anticipating prepayments which are considered probable and the timing and the amount of the prepayments can be reasonably estimated. As differences between the estimated and actual prepayments arise, the yield for the security is recalculated based on the current information and the revised prepayment rate. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

Deferred Policy Acquisition Costs
      Policy acquisition costs related to direct and assumed premiums consist of commissions, underwriting, policy issuance, and other costs that vary with and are primarily related to the production of new and renewal business, and are deferred, subject to ultimate recoverability, and expensed over the period in which the related premiums are earned. Investment income is included in the calculation of ultimate recoverability.

Goodwill and Intangible Assets
      The Company performs an annual impairment test for goodwill. Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis, or earlier if triggering events occur, to determine if there is potential goodwill impairment. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. The Company has determined there was no impairment of goodwill during the periods.
      In accordance with SFAS No. 142, intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

Fixed Assets
      Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

Office building	39 years
Real estate improvements	7-39 years
Data processing equipment	3-8 years
Computer software	3-5 years
      Computer software includes the cost of developed software to be used internally. The Company has capitalized $70,286, $-0- and $40,537 of such costs during 2005, 2004 and 2003, respectively. These costs are being amortized on a straight-line basis over a five-year useful life.

Loss and Loss Adjustment Expense Reserves
      The reserves for losses and loss adjustment expenses represent the accumulation of individual case estimates for reported losses and loss adjustment expenses, and actuarial estimates for incurred but not reported losses and loss adjustment expenses. The reserves for losses and loss adjustment expenses are intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred but unsettled through the balance sheet date. The reserves are stated net of anticipated deductibles, salvage and subrogation, and gross of reinsurance ceded. Reinsurance recoverables on paid and unpaid losses are reflected as assets. The reserve estimates are continually reviewed and updated; however, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimated reserves are included in the results of operations in the period in which the estimate is revised.

Premiums
      Premiums are recognized as earned using the daily pro rata method over the terms of the policies. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of policies-in-force.

Commissions and Fees
      Wholesale agency commissions and fee income from unaffiliated companies are earned at the effective date of the related insurance policies produced by CoverX. Related commissions to retail agencies are concurrently expensed at the effective date of the related insurance policies produced. Profit sharing commissions due from certain insurance companies, based on losses and loss adjustment expense experience, are earned when computed and communicated by the applicable insurance company.
      ARPCO Group fees are earned as services are provided under the terms of the administrative and service provider contracts.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Federal Income Taxes
      Federal income taxes are calculated using the liability method as specified by SFAS No. 109, “Accounting for Income Taxes”.
      Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period of enactment.
      The Company assesses the likelihood that deferred tax assets will be realized based on available taxable income in carryback periods and in future periods when the deferred tax assets are expected to be deducted in the Company’s tax return. A valuation allowance is established if it is deemed more likely than not that all or a portion of the deferred tax assets will not be realized.

Stock-Based Compensation
      Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment to FASB Statement No. 123, and selected the prospective method of transition and began recognizing compensation expense based on the fair value method on newly granted stock awards (see Note 14). Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period of the grant.
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) eliminates the option of accounting for share-based payments using the intrinsic value method and making only pro forma disclosures of the impact on earnings of the cost of stock options and other share-based awards measured using a fair value approach. SFAS No. 123(R) will require that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period) which is usually equal to the vesting period. SFAS No. 123(R) is effective starting January 1, 2006. The Company has evaluated the impact of adopting SFAS No. 123(R) and has determined there will be no impact on its financial statements because all outstanding stock options are fully vested. The Company will be impacted by SFAS No. 123(R) if it grants new awards.

Earnings Per Share
      Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were issued and exercised.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Pro forma earnings per share for the periods presented below reflects the 925-for-1 split of the Company’s common stock, which is expected to occur prior to the effective date of the Company’s registration statement, as of the beginning of the period.

	Successor
		Predecessor
	For the Period
	From	For the Period
	August 17, 2005	January 1, 2005	For the Years Ended
	Through	Through
	December 31,	August 16,	December 31,	December 31,
	2005	2005	2004	2003

Net income	$6,711,778	$16,122,728	$17,734,813	$10,976,512
Less: Dividends in arrears	1,329,152	2,125,010	1,848,397	—

Net income available to common	$5,382,626	$13,997,718	$15,886,416	$10,976,512

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	4,146,045	12,536,224	12,041,334	11,610,068

Dilutive effect of stock options	823,976	825,239	1,163,968	421,365
Dilutive effect of convertible preferred stock	6,434,782	6,434,782	3,666,945	—
Dilutive effect of cumulative dividends on preferred stock	639,201	297,351	—	—

Dilutive number of common and common equivalent shares outstanding	12,044,004	20,093,596	16,872,247	12,031,433

Basic Net Earnings Per Common Share	$1.30	$1.12	$1.32	$0.95
Weighted Net Earnings Per Common Share	$0.56	$0.80	$1.05	$0.91

Derivative Instruments and Hedging Activities
      SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the balance sheet at fair value. It also requires that unrealized gains and losses resulting from changes in fair value be included in income or comprehensive income, depending on whether the instrument qualifies as a hedge transaction, and if so, the type of hedge transaction.
      The Company does not hold derivatives for speculative purposes, and our derivatives do not constitute hedges for financial reporting purposes (see Note 9), accordingly, gains and losses are recognized in earnings. The fair value of these derivatives is included in other assets or other liabilities on the balance sheet.
      Certain of the Company’s financial instruments contain embedded derivatives where the economic characteristics of the embedded instrument do not closely relate to those of the host contract. The Company bifurcates these embedded derivatives under SFAS 133 and recognizes in realized gains and losses the changes in fair value. The fair value of these embedded derivatives, primarily related to investments in convertible debt securities, is included in investments on the balance sheet.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Segment Information
      Under Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), operating segments are determined by the management approach which designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company’s reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.
      The Company has managed its business on the basis of one operating segment, Insurance Underwriting and Services Operations, in accordance with the qualitative and quantitative criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.”
      The Company’s operations are conducted throughout the United States of America. The Company’s net earned premiums are derived from substantially similar products.

Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Standards
      In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion (APB) No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.” This Statement requires retrospective application to prior periods’ financial statements of a change in accounting principle. It applies both to voluntary changes and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption is not expected to have a material effect on the financial statements.
      In November 2005, the FASB issued Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1. “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP Nos. FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005; however, the disclosure requirements are already in effect. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial condition.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” Under current generally accepted accounting principles, an entity that holds a financial instrument with an embedded derivative must bifurcate the financial instrument, resulting in the host and the embedded derivative being accounted for separately. SFAS No. 155 permits, but does not require, entities to account for financial instruments with an embedded derivative at fair value, thus negating the need to bifurcate the instrument between its host and the embedded derivative. SFAS No. 155 is effective for fiscal periods beginning after September 15, 2006. The Company does not expect that SFAS No. 155 will have a material impact on its consolidated financial statements.
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Extinguishments of Liabilities,” to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. SFAS No. 156 is effective for fiscal periods beginning after September 15, 2006. The Company does not expect that SFAS No. 156 will have a material impact on its consolidated financial statements.

Stock Split
      The Company is preparing for an initial public offering. Prior to the consummation of this offering, the Company will effect a 925-for-1 stock split of its outstanding common stock and options to purchase shares of common stock. The accompanying financial statements include the effects of the stock split. All share and per share amounts included in the accompanying financial statements have been restated to reflect the stock split.

2.	Mergers and Acquisitions
      As of January 1, 2004, the stockholders of Quantum Direct Financial Corporation (QDFC), former parent of ANIC and QDSC, and FMFC approved a merger of QDFC into FMFC. At closing, FMFC issued 0.0753 shares of Class A common stock to QDFC stockholders for each share of QDFC Class A common stock. FMFC assumed all of the assets and obligations of QDFC. Prior to the merger, the entities were under common control. As a result, the merger was accounted for at QDFC’s historical basis. The 2005, 2004 and restated 2003 financial statements reflect the combined results of the entities as if the merger occurred at the beginning of 2003.
      On June 7, 2004, FMFC issued 250 shares of voting convertible preferred stock, resulting in an increase in its capitalization, and in a dilution of its ownership with no single stockholder owning a majority of the common stock of FMFC (see Note 13).
      Subsequently, on June 11, 2004, FMFC became the 100% owner of AHI in exchange for 150 shares of voting convertible preferred stock (see Note 13).
      On June 14, 2004, AHI acquired 100% of the common stock of the ARPCO Group for $20 million, funded with $15 million in cash and the issuance of a $5 million promissory note by FMFC (See Note 8). The former majority owner of the ARPCO Group also owned, at the date of the acquisition, common stock of FMFC representing a 34% voting interest in FMFC. Direct costs related to the acquisition totaling $514,671 were also capitalized as part of the purchase price.
      The purpose of this acquisition was to improve the Company’s operational earnings and cash flow potential, as well as to diversify the Company’s operations to include non-risk based, administrative and service fee income.
      The acquisition of the ARPCO Group was accounted for in accordance with SFAS 141, “Business Combinations.” The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined by internal analysis and an independent third party appraisal.
      For tax purposes, the Company made a 338(h)(10) election that will treat the stock purchase as an asset purchase. Of the $17.5 million of acquired ARPCO Group intangible assets, $15.7 million was assigned to administrative agreement contracts and $1.8 million was assigned to other contracts, all of which is deductible for tax purposes. The amortization of these contractual agreements is on the straight-

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
line method over their estimated useful lives of 15 years and was $732,337 for the period January 1, 2005 to August 16, 2005 and $631,944 in 2004.
      The excess of the purchase price over the fair value of the identifiable net assets acquired of $2,904,905 was allocated to goodwill. The increase in goodwill in 2005 of $480,210 resulted from a payment to the former ARPCO Group owners related to the 338(h)(10) election. As a result of the acquisition discussed below, these predecessor intangibles and goodwill amounts were eliminated and a new basis of accounting was established on August 17, 2005.
      The Company’s consolidated results of operations have incorporated the ARPCO Group’s activity on a consolidated basis from June 14, 2004, the date of acquisition. If the acquisition occurred January 1, 2004, the pro forma impact on revenues, net income, basic and diluted earnings per share would have been insignificant.
      On August 17, 2005, Holdings acquired 96.12% of FMFC through a Stock Contribution Agreement among Holdings and the stockholders of FMFC and through Holdings assumption of obligations of the FMFC stock option plan. FMFC stockholders and option holders received either cash, Holdings preferred or common stock, or Holdings options in exchange for their shares or options of FMFC. On December 29, 2005, the remaining outstanding shares of FMFC common stock were cancelled and converted to stockholder rights to receive cash through a merger of Holdings wholly owned subsidiary, FMMC with and into FMFC (the “Merger”). The estimated amount payable is reflected as shareholder rights payable. As a result of these transactions, Holdings acquired 100% of FMFC (the “Acquisition”).
      The Acquisition was accounted for as a purchase in accordance with SFAS No. 141 and Emerging Issues Task Force (EITF) Issue No. 88-16, “Basis In Leveraged Buyout Transactions.” (“EITF 88-16”). Because the transaction resulted in a “change in control” as described in EITF 88-16, the total purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition date to the extent of the new investors ownership of 28%. The remaining 72% ownership was accounted for at the continuing investors’ carrying basis in FMFC. The resulting purchase price was $118,946,292. Cash consideration, including the accrual of shareholders rights amounts, of $60,111,258 was financed by Holdings issuance of the $65,000,000 in Senior Floating Rate Notes discussed in Note 7. Approximately $27.6 million of the cash consideration was paid to a common stockholder that had a 33% voting interest before the transaction and a 28% voting interest after the transaction. Financing costs of $4.8 million are being amortized over the seven year term of the notes as interest expense.
      The following table summarizes both the cash and non-cash consideration related to the Acquisition (In thousands).

Cash consideration
Cash paid to sellers, paid with the net proceeds of the $65 million in Senior Floating Rate Notes	$60,111
Non-cash consideration(1)
Securities issued to continuing stockholders at carryover basis	80,616
Securities issued to continuing stockholder’s new ownership interest at fair value	21,131
Deemed dividend to continuing stockholders	(42,912)

Total purchase price	$118,946

(1)	Securities issued were 400 shares of convertible preferred stock and 4,477 shares of common stock.
      The allocation of the excess fair value, to the extent of the new investor’s ownership of 28%, was determined by a preliminary valuation analysis by Company management. A final analysis by independent

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
third party appraisal firms will be completed by the end of the second quarter of 2006, and the preliminary valuation will be adjusted at that time to the extent appropriate. The excess of the fair market value of the assets acquired and liabilities assumed over the purchase price taking into account the carryover basis applicable to the continuing stockholders’ residual interests in Holdings, has been allocated on a pro rata basis to reduce the fair values to amounts included in the Acquisition purchase price amount. The following table summarizes the estimated values of the assets acquired and liabilities assumed on August 17, 2005.

(In thousands)

Assets Acquired
Cash and invested assets	$209,923
Premiums and reinsurance balances receivable	16,636
Accrued investment income	2,091
Accrued profit sharing	5,696
Reinsurance recoverables on paid and unpaid losses	16,914
Prepaid reinsurance premiums	29,289
Deferred acquisition costs	9,827
Deferred federal income taxes	3,514
Other assets	5,399
Intangibles — amortizing	9,981
Intangibles — non-amortizing	21,099

Total Assets Acquired	$330,369

Liabilities Assumed
Loss and loss adjustment expense reserves	$92,154
Unearned premium reserves	77,778
Long-term debt	24,002
Premiums payable to insurance companies	4,448
Reinsurance payable on paid losses	5,231
Other liabilities	7,810

Total Liabilities Assumed	211,423

Net Assets Acquired	$118,946

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Components of intangible assets at December 31, 2005 (Successor) consisted of the following:

			Total

			Gross
	Estimated	Amortization	Carrying	Accumulated
	Useful Life	Method	Amount	Amortization

			(In thousands)
Amortizing intangible assets
ARPCO contracts	15	Straight-line	$6,283	$231
CoverX customer list	10	Cash flow	2,503	138
CoverX broker relationships	10	Cash flow	935	52
Software license	11	Straight-line	260	13

Total amortizing intangible assets			$9,981	$434

Non-amortizing intangible assets
CoverX trade name	Indefinite	n/a	18,083	n/a
FMIC & ANIC state licenses	Indefinite	n/a	3,016	n/a

Total non-amortizing intangible assets			$21,099

      Our non-amortizing intangible assets consist of the trade name for CoverX and the state/jurisdiction licenses to conduct insurance operations, as it is expected that these intangibles will contribute to cash flows indefinitely. The trade name and the state/jurisdiction licenses have been in existence for many years and there is no foreseeable limit on the period of time over which they are expected to contribute cash flows. Aggregate amortization expense related to intangible assets was $434,330 for the Successor period August 17, 2005 through December 31, 2005. The weighted-average remaining useful life is 12.9 years. Estimated amortization expense is $1.1 million for each of the next five years.
      The following unaudited pro forma operating data presents the results of operations for the years ended December 31, 2005 and 2004 as if the Acquisition had occurred on January 1, 2005 and 2004, with financing obtained as described above, and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on January 1, 2005 and 2004, or of future results of operations:

	Pro Forma for	Pro Forma for
	the Year Ended	the Year Ended
	December 31,	December 31,
	2005	2004
	(Combined)	(Predecessor)

	(In thousands, except per share
	data)
Operating revenues	$130,766	$99,520
Operating income	40,406	29,368
Interest expense, net	10,801	10,219
Net income	19,388	12,215
Basic earning per share	3.84	2.50
Diluted earnings per share	1.61	1.36

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

3.	Investments
      The amortized cost, gross unrealized gains and losses, and market value of marketable investment securities classified as available-for-sale at December 31, 2005 (Successor) by major security type were as follows:

		Gross Unrealized

	Amortized Cost	Gains	Losses	Market Value

Debt Securities
U.S. government securities	$10,237,128	$9,156	$(360,949)	$9,885,335
Government agency mortgage-backed securities	6,919,032	17,501	(85,499)	6,851,034
Government agency obligations	2,950,897	23,150	(48,347)	2,925,700
Collateralized mortgage obligations and other asset-backed securities	32,820,452	37,262	(407,116)	32,450,598
Obligations of states and political subdivisions	86,127,040	142,298	(704,287)	85,565,051
Corporate bonds	45,578,630	8,296	(585,079)	45,001,847

Total Debt Securities	184,633,179	237,663	(2,191,277)	182,679,565
Preferred stocks	3,965,132	62,562	(768,326)	3,259,368
Common stocks	26	49	—	75
Limited partnerships	73,373	—	—	73,373
Short-term investments	25,012,071	428	—	25,012,499

Total	$213,683,781	$300,702	$(2,959,603)	$211,024,880

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The amortized cost, gross unrealized gains and losses, and market value of marketable investment securities classified as available-for-sale at December 31, 2004 (Predecessor) by major security type were as follows:

		Gross Unrealized

	Amortized Cost	Gains	Losses	Market Value

Debt Securities
U.S. government securities	$38,345,578	$82,488	$(334,680)	$38,093,386
Government agency mortgage-backed securities	6,081,034	98,779	(12,942)	6,166,871
Government agency obligations	6,629,599	168,219	(22,639)	6,775,179
Collateralized mortgage obligations and other asset-backed securities	22,036,967	250,776	(236,670)	22,051,073
Obligations of states and political subdivisions	40,405,529	712,778	(11,569)	41,106,738
Corporate bonds	38,134,953	590,083	(423,797)	38,301,239

Total Debt Securities	151,633,660	1,903,123	(1,042,297)	152,494,486
Preferred stocks	4,333,600	121,729	(255,284)	4,200,045
Common stocks	668	4,060	—	4,728
Limited partnerships	86,542	—	(14,416)	72,126
Short-term investments	14,887,826	—	—	14,887,826

Total	$170,942,296	$2,028,912	$(1,311,997)	$171,659,211

      The amortized cost and market value of debt securities, by contractual maturity, as of December 31, 2005 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the expected maturities of the Company’s investments in putable bonds fluctuate inversely with interest rates and therefore may also differ from contractual maturities.

	Amortized Cost	Market Value

Due in one year or less	$5,602,458	$5,484,279
Due after one year through five years	69,555,522	68,681,586
Due after five years through ten years	35,329,680	34,830,822
Due after ten years	34,406,035	34,381,246

	144,893,695	143,377,933
Government agency mortgage-backed securities	6,919,032	6,851,034
Collateralized mortgage obligations and other asset-backed securities	32,820,452	32,450,598

Total	$184,633,179	$182,679,565

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      Net investment income was as follows:

	Successor	Predecessor

	August 17 to	January 1 to
	December 31,	August 16,
	2005	2005	2004	2003

Debt securities	$2,456,110	$3,847,871	$4,529,005	$3,606,191
Preferred stocks	89,417	140,085	(15,515)	293,226
Cash and short-term investments	336,432	527,072	337,553	152,432
Net investment expenses	(253,048)	(396,438)	(232,464)	(68,387)

Net Investment Income	$2,628,911	$4,118,590	$4,618,579	$3,983,462

      Details of realized gains and losses on investments is as follows:

	Successor	Predecessor

	August 17 to	January 1 to
	December 31,	August 16,
	2005	2005	2004	2003

Realized gains	$582,435	$970,724	$382,919	$1,222,658
Realized losses	(304,195)	(1,028,643)	(502,681)	(410,129)

Net Realized Gains (Losses)	$278,240	$(57,919)	$(119,762)	$812,529

      FMIC and ANIC maintain trust accounts for the protection of reinsureds, pursuant to the assumed reinsurance contracts. These funds are to be used to pay or reimburse the reinsureds for FMIC’s and ANIC’s share of any losses and allocated loss adjustment expenses paid by the reinsureds if not otherwise paid by FMIC and ANIC. At December 31, 2005 and 2004, investments held in the trust accounts totaled approximately $93,234,000 and $104,780,000, respectively. In addition, CoverX maintains premium trust accounts, which represent premiums collected by CoverX but not yet remitted to the corresponding insurance carriers. The balances in the premium trust accounts as of December 31, 2005 and 2004 were approximately $3,972,000 and $2,423,000.
      At December 31, 2005 and 2004, FMIC had marketable securities approximating $6,992,000 and $5,125,000, respectively, on deposit with various states for regulatory purposes.
      At December 31, 2005 and 2004, ANIC had marketable securities approximating $2.1 million on deposit with the State of Minnesota.

4.	Other Than Temporary Impairments of Investment Securities
      At December 31, 2005, 63.2% of the Company’s total investment portfolio was in an unrealized loss position and was determined by management to be temporarily impaired. Of the securities which were impaired, 21.8% had been impaired for more than 12 months, and the unrealized losses on these investments was only 2.2% of their total market value. Positive evidence considered in reaching the Company’s conclusion that the investments in an unrealized loss position are not other-than temporarily impaired consisted of: 1) there were no specific events which caused concerns; 2) there were no past due interest payments or other significant credit related events; 3) the Company’s ability and intent to retain the investment for a sufficient amount of time to allow an anticipated recovery in value; and 4) the Company also determined that the changes in market value were considered normal in relation to overall fluctuations in interest rates.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The fair value and amount of unrealized losses segregated by the time period the investment had been in an unrealized loss position is as follows:

	Less Than 12 Months		Greater Than 12 Months

	Fair Value		Fair Value
	of		of
	Investments		Investments
	With	Gross	With	Gross
	Unrealized	Unrealized	Unrealized	Unrealized
December 31, 2005	Losses	Losses	Losses	Losses

Debt Securities
U.S. government securities	$2,710,164	$(40,807)	$6,177,623	$(320,142)
Government agency mortgage-backed securities	4,698,230	(73,656)	497,814	(11,843)
Government agency obligations	558,420	(5,859)	1,380,298	(42,488)
Collateralized mortgage obligations and other asset-backed securities	22,527,465	(244,716)	4,781,765	(162,400)
Obligations of states and political subdivisions	65,863,923	(616,467)	3,128,559	(87,820)
Corporate bonds	6,266,226	(90,309)	12,294,073	(494,770)

Total Debt Securities	102,624,428	(1,071,814)	28,260,132	(1,119,463)
Preferred Stocks	1,662,053	(300,762)	869,265	(467,564)

Total	$104,286,481	$(1,372,576)	$29,129,397	$(1,587,027)

5.	Fixed Assets
      The following is a summary of fixed assets, included in other assets, as of December 31, 2005 and 2004:

	(Successor)	(Predecessor)
	2005	2004

Real estate and leasehold improvements	$2,531,043	$2,528,987
Data processing equipment	1,125,677	1,295,954
Computer software	2,995,619	2,731,962
Furniture and fixtures	858,630	772,891
Automobiles	591,816	391,368

	8,102,785	7,721,162
Accumulated depreciation	(4,624,520)	(4,403,620)

Fixed Assets, Net	$3,478,265	$3,317,542

6.	Income Taxes
      FMHI files a consolidated federal income tax return with FMFC and its subsidiaries. Taxes are allocated among the Company’s subsidiaries based on the Tax Allocation Agreement employed by these

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
entities, which provides that taxes of the entities are calculated on a separate-return basis at the highest marginal tax rate. Income tax expense consists of:

	Successor	Predecessor

	August 17 to	January 1 to
	December 31,	August 16,
	2005	2005	2004	2003

Current — federal	$4,561,543	$8,711,496	$7,873,384	$3,710,045
Current — state	504,154	941,589	538,458	364,091
Deferred	(1,064,412)	(1,016,687)	1,594,476	(786,357)

Total Income Tax Expense	$4,001,285	$8,636,398	$10,006,318	$3,287,779

Deferred Taxes On Other Comprehensive Loss Included In Stockholders’ Equity	$(691,473)	$(495,872)	$(208,083)	$(204,356)

      Our income tax rate percentage is reconciled to the U.S. federal statutory tax rate as follow:

	Successor	Predecessor

	For the Period	For the Period
	From August 17,	From January 1,
	2005	2005
	Through	Through
	December 31,	August 16,
	2005	2005	2004	2003

Federal statutory tax rate	35.0	35.0	35.0	35.0
State and local income taxes, net of federal benefit	3.0	2.6	2.3	1.7
Utilization of net operating loss carryforward	—	—	—	(13.2)
Non-taxable portion of dividends and tax-exempt interest	(1.5)	(1.5)	(0.9)	(0.8)
Other	0.8	(1.2)	(0.3)	0.4

Effective Tax Rate	37.3	34.9	36.1	23.1

      Income taxes in the accompanying consolidated statements of operations differ from the statutory tax rate of 35% primarily due to state income taxes, non-deductible expenses, and the nontaxable portion of dividends received and tax-exempt interest.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	(Successor)	(Predecessor)
December 31,	2005	2004

Deferred Tax Assets
Loss and loss adjustment expense reserves	$4,552,888	$2,889,868
Unearned premiums	3,331,758	2,582,576
Investments at market below cost	930,615	—

Total Gross Deferred Tax Assets	8,815,261	5,472,444

Deferred Tax Liabilities
Deferred policy acquisition costs	(3,395,160)	(3,107,099)
Investments at market above cost	—	(249,881)
Other	(149,159)	(113,642)

Total Deferred Tax Liabilities	(3,544,319)	(3,470,622)

Net Deferred Tax Asset	$5,270,942	$2,001,822

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, the Company believes it is more likely than not that all of the net deferred tax asset will be realized.

7.	Senior Floating Rate Notes
      On August 17, 2005, the Holdings issued $65 million in non-registered Senior Floating Rate Notes for sale to qualified institutional investors under SEC Rule 144A. The notes mature on August 15, 2012, and bear interest at a rate per annum, reset quarterly, equal to the three month LIBOR plus 8.000% (12.34% at December 31, 2005). Interest accrues from August 17, 2005 and is payable quarterly on each February 15, May 15, August 15, and November 15. During the period ended December 31, 2005, $3.0 million in interest was paid or accrued.
      None of Holdings’ present or future subsidiaries are, or will be directly or indirectly liable, by guarantee or otherwise, for Holdings’ obligations under the notes. The notes are secured by a pledge of all of the stock held by Holdings of Holdings’ direct subsidiary, FMFC.
      Holdings may redeem some or all of the notes at any time on or after August 15, 2006 at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 15, of the year set forth below:

Year	Percentage

2006	105%
2007	104%
2008	103%
2009	102%
2010	101%
2011 and thereafter	100%
      In addition, the Company must pay accrued and unpaid interest to the date of redemption on the notes redeemed.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      If there is a sale of all or substantially all of Holdings, the stock of FMFC or significant assets or significant subsidiaries, then Holdings must redeem some or all of the outstanding notes. If Holdings sells certain assets or experiences specific kinds of changes in control, it must offer to purchase the notes at 101% of the principal amount plus accrued interest.
      The notes rank senior in right of payment to any of Holdings future subordinated indebtedness and pari passu with any of Holdings’ future senior indebtedness.
      The indenture includes covenants that restrict Holdings’ ability and the ability of “restricted” subsidiaries to among other things: incur additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell assets; create certain liens; merge, consolidate or sell substantially all of its assets; enter into transactions with affiliates; and, engage in new lines of business (excluding new lines of insurance products). Holdings was in compliance with all covenants as of and for the period ended December 31, 2005.

8.	Other Debt

Junior Subordinated Debentures
      During 2004, the FMFC issued floating rate junior subordinated debentures (the “Debentures”) having a cumulative principal amount of $20,620,000. The debentures were issued to First Mercury Financial Capital Trusts I and II (the “Trusts”). Cumulative interest on the principal sum of the Debentures accrues from the date of issuance and is payable quarterly in arrears at a variable rate per annum equal to three months LIBOR plus 3.75% related to the principal amount of $8,248,000 issued under Trust I and at a variable rate per annum equal to three months LIBOR plus 4.00% related to the principal amount of $12,372,000 issued under Trust II. At December 31, 2005, the three months LIBOR was equal to 4.37%. The Company shall have the right, so long as no Event of Default (as defined) has occurred, to defer the quarterly payment of interest for up to 20 consecutive quarterly periods; no such deferral has been made.
      The Debentures are unsecured obligations and rank subordinate and junior in right of payment to all Indebtedness (as defined) of the Company and there are no minimum financial covenants. The Debentures mature in 2034, but may be redeemed at the Company’s option in whole or in part beginning in 2009, or earlier upon the occurrence of certain special events defined in the Indentures governing the Debentures.
      In connection with the issuance of the Debentures, the Trusts sold floating rate preferred securities (“Preferred Securities”) having an aggregate liquidation amount of $20 million to private third party investors and issued floating rate common securities (“Common Securities”) having an aggregate liquidating amount of $620,000 to the Company. The terms of the Preferred Securities mirror the terms of the debentures, including deferral of distributions and early redemption at the option of the Company. All of the proceeds from the sale of Preferred Securities and Common Securities were invested in the Debentures. Preferred Securities and Common Securities represent undivided beneficial interests in the Debenture, which are the sole asset of the Trusts. Holders of Preferred Securities and Common Securities are entitled to receive distributions from the Trust on terms that correspond to the interest and principal payments due on the Debentures. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Preferred Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Preferred Securities issued by the Trusts.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Bank Debt
      In 2003, the Company entered into a three year term loan maturing on June 30, 2006 and requiring quarterly principal payments of $333,334 plus interest, which floated at the prime rate. The loan, which was secured by the Company’s cash, receivables, and equipment, was paid off in full in May 2005, without penalty.

Other Long-Term Debt
      On June 14, 2004, the Company issued $5 million of unsecured promissory notes to certain stockholders of the Company in connection with the ARPCO Group acquisition (see Note 2), which could be repaid, in whole or in part, at the Company’s option, with no penalty or premium. In September 2005, the Company elected to pay off this note in full.
      In the third quarter 2003, the Company issued $1,915,000 of unsecured, non-convertible subordinated notes, which were callable, in whole or in part, at the Company’s option, with no penalty, on or after June 30, 2005, provided thirty days notice was given to the holder. The Company opted to call these notes, and they were fully paid off in September 2005. Company shareholders owned $1,815,000 of the subordinated notes.
      Related party interest expense was of $73,255, $366,273, $403,518 and $75,374 in the periods August 17 to December 31, 2005 (Successor), January 1 to August 16, 2005, 2004 and 2003 (Predecessor), respectively.

Subsequent Borrowing Arrangement
      On April 25, 2006, our subsidiary, First Mercury Financial Corporation, entered into a $10 million revolving credit agreement with a financial institution which matures on June 30, 2010. The agreement provides for outstanding borrowings to bear interest under one of three methods (at FMFC’s option) as defined in the credit agreement: (a) a fluctuating rate of interest equal to the higher of the bank’s Prime Rate and the sum of the Federal Funds Rate as determined by the bank plus 1/2% per annum; (b) Eurodollar rate plus an “applicable margin” which varies dependent upon certain financial ratios; and (c) a negotiated rate plus an “applicable margin” which varies dependant upon certain financial ratios.
      The agreement contains various restrictive covenants that relate to FMFC’s stockholders’ equity, leverage ratio, A.M. Best Ratings of its insurance subsidiaries, fixed charge coverage ratio, surplus and risk based capital.

9.	Derivative Financial Instruments
      The Company has entered into two interest rate swap agreements in order to fix the interest rate on its variable rate junior subordinated debentures and thereby reduce the exposure to interest rate fluctuations. At December 31, 2005, the interest rate swaps had a combined notional amount of $20,000,000. Under these agreements, the Company will pay the counterparty interest at a fixed rate of 4.12%, and the counterparty will pay the Company interest at a variable rate equal to three months LIBOR until expiration in August 2009. The notional amount does not represent an amount exchanged by the parties, and thus is not a measure of exposure of the Company. The variable rate is subject to change over time as LIBOR fluctuates.
      Neither the Company nor the counterparty, which is a major U.S. bank, is required to collateralize its obligation under the swap. The Company is exposed to loss if the counterparty should default. At December 31, 2005, the Company had minimal exposure to credit loss on the interest rate swap. The

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
Company does not believe that any reasonably likely change in interest rates would have a materially adverse effect on the financial position, the results of operations or cash flows of the Company.

10.	Loss and Loss Adjustment Expense Reserves
      As discussed in Note 1, the Company establishes a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following represents changes in those aggregate reserves:

	Successor	Predecessor

	August 17 to	January 1 to
	December 31,	August 16,
	2005	2005	2004	2003

Balance, beginning of period	$92,153,000	$68,699,000	$61,727,000	$59,449,000
Less reinsurance recoverables	15,340,000	5,653,000	5,083,000	4,942,000

Net Balance, beginning of period	76,813,000	63,046,000	56,644,000	54,507,000

Incurred Related To
Current year	14,811,000	21,241,000	25,157,000	20,218,000
Prior years	12,211,000	6,831,000	1,697,000	1,514,000

Total Incurred	27,022,000	28,072,000	26,854,000	21,732,000

Paid Related To
Current year	1,493,000	626,000	498,000	841,000
Prior years	10,347,000	13,679,000	19,954,000	18,754,000

Total Paid	11,840,000	14,305,000	20,452,000	19,595,000

Net Balance	91,995,000	76,813,000	63,046,000	56,644,000
Plus reinsurance recoverables	21,869,000	15,340,000	5,653,000	5,083,000

Balance, end of period	$113,864,000	$92,153,000	$68,699,000	$61,727,000

      During the period January 1 to August 16, 2005, the Company experienced adverse development in its security industry general liability business, especially in the safety equipment class. In response to the adverse loss development, the Company increased its reserves applicable to prior accident years on this business by approximately $6.8 million. During the period August 17 to December 31, 2005, the Company increased its reserves applicable its security industry general liability business due adverse development by an additional $6 million and increased its reserves applicable to its specialty general liability classes of business by approximately $6.2 million. The specialty general liability increase was principally a result of using updated industry development factors, which became available during 2005, in the calculations of ultimate expected losses and reserves on that business.

11.	Reinsurance
      In the normal course of business, FMIC and ANIC seek to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.
      Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
condition of its reinsurers and monitors the concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Based upon management’s evaluation, we have concluded the reinsurance agreements entered into by the Company transfer both significant timing and underwriting risk to the reinsurer and, accordingly, are accounted for as reinsurance under the provisions of SFAS No. 113 “Accounting and Reporting for Reinsurance for Short-Duration and Long-Duration Contracts.”
      FMIC assumes liability business on a quota share basis from primary insurers who write business produced through CoverX. Beginning in June 2004, and concurrent with an upgrade in the Company’s AM Best Rating to A-, the Company, to a much greater extent than before, directly writes this same business. As of December 31, 2005, the Company is writing essentially all of this business directly. FMIC retains, at varying percentages, the first $500,000 or $1 million per occurrence, depending on the underwriting year and program. The Company, as well as the other primary insurers, retain a portion of the quota share and cede excess and remaining quota share to others. For the periods August 17 to December 31, 2005 (Successor), January 1 to August 16, 2005, 2004 and 2003 (Predecessor), FMIC retained 42.0%, 51.8%, 41.1% and 32.3%, respectively, of the aforementioned liability business.
      ANIC assumes liability business on a quota share basis from primary insurers and reinsurers on business produced through CoverX. ANIC assumes, at varying percentages, the first $500,000 or $1 million per occurrence, depending on the underwriting year and program, while the primary insurers retain a portion of the quota share and cede excess and remaining quota share to others. In the Successor and Predecessor periods of 2005, 2004 and 2003, ANIC retained 8.2%, 8.5% and 8.1%, respectively, of the aforementioned liability business.
      Net written and earned premiums, including reinsurance activity as well as reinsurance recoveries, were as follows:

	Successor	Predecessor

	August 17 to	January 1 to
	December 31,	August 16,
	2005	2005	2004	2003

Written Premiums
Direct	$68,492,000	$99,731,000	$53,121,000	$1,131,000
Assumed	2,548,000	5,125,000	38,945,000	47,604,000
Ceded	(33,812,000)	(36,383,000)	(19,171,000)	(266,000)

Net Written Premiums	$37,228,000	$68,473,000	$72,895,000	$48,469,000

Earned Premiums
Direct	$60,867,000	$65,658,000	$12,510,000	$1,117,000
Assumed	4,184,000	13,558,000	51,496,000	39,436,000
Ceded	(25,759,000)	(22,812,000)	(4,279,000)	(883,000)
Earned but unbilled premiums	854,000	1,172,000	1,564,000	668,000

Net Earned Premiums	$40,146,000	$57,576,000	$61,291,000	$40,338,000

Reinsurance Recoveries	$1,083,000	$1,804,000	$1,511,000	$1,282,000

      The Company manages its credit risk on reinsurance recoverables by reviewing the financial stability, A.M. Best rating, capitalization, and credit worthiness of prospective and existing risk-sharing partners. The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through funds withheld trusts or stand-by letters of credit issued by highly rated banks. The largest unsecured

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
reinsurance recoverable is due from an admitted reinsurer with an A.M. Best rating of “A” and accounts for 71.9% of the total recoverable from reinsurers.
      The Company had reinsurance recoverables from the following reinsurers:

	(Successor)	(Predecessor)
December 31,	2005	2004

	(In thousands)
ACE Property & Casualty Insurance Company	$42,680	$12,852
GE Reinsurance Corporation	13,094	3,913
Berkley Insurance Company	2,613	2,310
Others	976	1,913

Amount Recoverable From Reinsurers	$59,363	$20,988

      Amounts due from reinsurers on the accompanying balance sheet consisted of the following:

	(Successor)	(Predecessor)
December 31,	2005	2004

	(In thousands)
Reinsurance recoverable	$22,483	$6,096
Prepaid reinsurance premiums	36,880	14,892

Amount Recoverable From Reinsurers	$59,363	$20,988

12.	Related Party Transactions
      First Home Insurance Agency (FHIA), is considered a related party to the Company due to common ownership of FHIA and Holdings. The Company provides systems support, accounting, human resources, claims and regulatory oversight for FHIA under an administrative services and cost allocation agreement. Under the terms of this agreement, FMFC charges a fee of 1.5% of premium from FHIA’s agency-produced business for systems usage, and allocates actual expenses and costs related to the activities discussed above. Costs related to this agreement and other allocated expenses were $283,686 and $686,940 for the periods August 17 to December 31, 2005 (Successor) and January 1 to August 16, 2005 (Predecessor), respectively. As of December 31, 2005, the Company had a receivable for these charges and other advances of $1,172,623 from FHIA.
      At December 31 2005, the Company had an unsecured loan to its chief executive officer in an aggregate principal amount of $750,000. The loan is evidenced by a promissory note and bears interest at 1% per annum compounded annually which is payable annually in arrears. The principal balance of the note is payable in three equal installments, commencing in May 2006. Additionally, the note is payable in full not later than thirty days after the officer ceases to be employed by the Company.

13.	Convertible Preferred Stock
      All of FMFC’s obligations under the Series A Convertible Preferred Stock (“Preferred Stock”), par value $.01 per share, originally issued by FMFC in 2004 to Holdings’ current controlling shareholder, were assumed by Holdings in accordance with an Assumption Agreement entered into concurrently with the Stock Contribution Agreement of August 17, 2005 (See Note 2). The preferred stock is convertible into shares of the Company’s common stock at a conversion rate of $6.22 per share. The conversion rate of $6.22 is adjustable downward up to a maximum of $0.48 per share based on unfavorable actual loss results, measured using the three year period ending December 31, 2006. The conversion rate is adjustable only if any shares of the Series A Preferred Stock remain outstanding on or after January, 1, 2007. As

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
required by EITF 00-27 this contingent conversion option is triggered by future events not controlled by the Company, and therefore is not recognized until and unless the triggering event occurs. The shares carry full voting rights and are mandatorily convertible 15 years from date of issue. They carry a cumulative, 8% dividend, payable in kind, and are only payable in case of a liquidating event as defined in the Purchase Agreement. The Purchase Agreement provides that the Company pay an annual fee of $750,000 in consideration for advisory services.
      The Purchase Agreement contains various financial and other covenants that require, among other things, FMFC to maintain a certain level of shareholder’s equity, a minimum level of pre-tax operating income, and a defined leverage ratio and fixed charge coverage ratio. In addition, FMFC’s insurance subsidiaries must maintain certain risk-based capital and surplus levels. Violation of these covenants would result in various remedies that are defined in the Purchase Agreement and include an increase in the dividend rate on the Preferred Stock, Investor’s control of the Board, and preferences in a change of control transaction. FMFC and Holdings were in compliance with these covenants as of and for the year ended December 31, 2005.

14.	Stockholders’ Equity

Dividend Restriction
      FMFC’s insurance company subsidiaries, FMIC and ANIC, are limited in their ability to pay dividends to FMFC. FMIC may declare and pay dividends according to the provisions of the Illinois Insurance Holding Company Systems Act, which provides that, without prior approval of the Illinois Insurance Department, dividends may not exceed the greater of 10% of FMIC’s policyholders’ surplus on the most recent annual statutory financial statement filed with the State of Illinois or net income after taxes for the prior year. In 2006, FMIC’s dividends may not exceed approximately $7,703,000.
      ANIC may declare and pay dividends according to the provisions of the Minnesota Insurance Holding Company Systems Act, which provides that, without prior approval of the Minnesota Department of Commerce, dividends may not exceed the greater of 10% of ANIC’s policyholders’ surplus on the most recent annual statutory financial statement filed with the State of Minnesota or net income, excluding capital gains or losses, for the prior year. ANIC can pay dividends of approximately $1,981,000 in 2006.

Stock Compensation Plan
      The FMFC stock option plan was established September 3, 1998, and was assumed by Holdings concurrent with the Acquisition of FMFC on August 17, 2005. Under the terms of the plan, directors, officers, employees, and other key individuals may be granted options to purchase the Company’s common stock. A total of 4,625,000 shares of the Company’s common stock are reserved and 2,519,700 are available for future grant under the plan. Option and vesting periods and option exercise prices are determined by the Compensation Committee of the Board of Directors, provided no stock options shall be exercisable more than ten years after the grant date. All outstanding stock options under the plan became fully vested on August 17, 2005 under the change in control provision in the plan.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      A summary of the Company’s stock option activity was as follows:

	August 17 to		January 1 to
	December 31,		August 16,
	2005		2005		2004		2003

		Weighted		Weighted		Weighted		Weighted
	Number	Averaged	Number	Averaged	Number	Averaged	Number	Averaged
	of	Exercise	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

Options outstanding at beginning of period	1,156,528	1.85	1,156,528	1.85	2,064,600	1.76	1,430,975	1.76
Granted during the period	—	—	—	—	40,700	4.86	633,625	1.77
Exercised during the period	(37,000)	1.95	—	—	(948,772)	1.78	—	—

Options outstanding at end of period	1,119,528	1.85	1,156,528	1.85	1,156,528	1.85	2,064,600	1.76

Options exercisable	1,119,528	1.85	251,508	1.75	17,390	1.74	668,960	1.78

      The number of stock option awards outstanding and exercisable at December 31, 2005 by range of exercise prices was as follows:

Options Outstanding				Options Exercisable

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contract	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$1.51-$2.14	1,078,828	3.4	1.74	1,082,250	1.74
$4.86	40,700	3.8	4.86	37,000	4.86
      The grant date fair values were $515 in 2003 and $805 in 2004 and were estimated using the Black-Scholes option-pricing model. The following assumptions were used in the Black-Scholes calculation for options granted in 2003 and 2004: risk-free rate of return of 3.70%, dividend yield of 0%, and expected life of 5 years. No volatility factor was included in the Black-Scholes calculation.
      Pursuant to SFAS No. 148, the Company recognized $76,329, $109,618 and $49,663 in compensation expense in the periods January 1, 2005 through August 16, 2005, 2004, and 2003, respectively, related to stock option grants in these periods.

15.	Regulatory Requirements

Capitalization
      FMIC was originally formed in 1996 as an Illinois Domestic Stock Property and Casualty Insurer operating on an admitted basis in Illinois, which required maintaining minimum capital and surplus of $2 million. On July 15, 2004, FMIC received approval from the Illinois Department of Insurance and became an Illinois Domestic Stock Surplus Lines Insurer. With this change in status Illinois now requires a minimum $15 million in surplus of which $1 million must be paid in capital to qualify for domestic surplus lines status. FMIC was in compliance with the applicable requirements at December 31, 2005, 2004, and 2003.
      The State of Minnesota requires ANIC to maintain a minimum of $1.5 million in capital stock and surplus, which they were in compliance with at December 31, 2005, 2004, and 2003.

FIRST MERCURY HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Risk-Based Capital
      The National Association of Insurance Commissioners (NAIC) has established risk-based capital models to measure the adequacy of capitalization for insurance companies. The model calculates minimum capital requirements for each insurer based on certain criteria, including investment risk, underwriting profitability and losses and loss adjustment expense risk. As of December 31, 2005, 2004, and 2003, FMIC and ANIC exceeded the minimum capital requirements determined by the NAIC’s risk-based capital models.

16.	Statutory Financial Information
      The statutory net income and stockholder’s equity of the Company’s insurance subsidiaries were as follows:

	Successor	Predecessor

	August 17 to	January 1 to	Year Ended	Year Ended
	December 31, 2005	August 16, 2005	December 31, 2004	December 31, 2003

Net Income	$1,894,100	$6,330,640	$8,217,635	$3,408,801

December 31,	2005		2004	2003

Stockholder’s Equity	$89,172,996		$77,092,539	$41,170,458

      Accounting practices that result in significant differences between the Company’s consolidated net income and stockholder’s equity prepared in accordance with GAAP and with statutory accounting practices are: consolidation of insurance and non-insurance subsidiaries; modification of deferred income taxes; establishment of deferred acquisition costs; admission of non-admitted statutory assets; and reporting investment securities at market value.

17.	Defined Contribution Plan
      The Company maintains an employer-sponsored 401(k) plan. All employees are eligible to participate in the plan on the first day of the calendar quarter following 30 days of service and having attained 21 years of age. Employer contributions are voluntary and are allocated based upon the participants’ compensation and contribution levels. Vesting in the plan is immediate. The Company’s expense for this plan was approximately $75,000 for the period August 17 to December 31, 2005 (Successor), $125,000 for the period January 1 to August 16, 2005, $136,000 in 2004 and $106,000 in 2003 (Predecessor).

18.	Fair Value of Financial Instruments
      The Company’s financial instruments include investments, cash and cash equivalents, premiums and reinsurance balances receivable, reinsurance recoverable on paid losses and long-term debt. At December 31, 2005, the carrying amounts of the Company’s financial instruments, including its derivative financial instruments, approximated fair value. The fair values of the Company’s investments, as determined by quoted market prices, are disclosed in Note 3.

SCHEDULE I
FIRST MERCURY HOLDINGS, INC.
Summary of Investments — Other than Investments in Related Parties
As of December 31, 2005 (In Thousands)

			Amount at Which
			Shown in the
Type of Investment	Cost	Value	Balance Sheet

Fixed Maturities:
Bonds:
U.S. government and government agencies and authorities	$20,107	$19,662	$19,662
States and political subdivisions	86,127	85,565	85,565
Collateralized mortgage obligations and other asset-backed securities	32,820	32,451	32,451
Convertibles	14,808	14,431	14,431
All other corporate bonds	30,771	30,570	30,570
Redeemable preferred stock	2,022	1,550	1,550

Total Fixed Maturities	186,655	184,229	184,229

Equity Securities:
Common stocks:
Industrial, miscellaneous and all other	100	75	75
Nonredeemable preferred stocks	1,917	1,709	1,709

Total Equity Securities	2,017	1,784	1,784

Short-Term Investments	25,012	25,012	25,012

Total Investments	$213,684	$211,025	$211,025

See report of Independent Registered Public Accounting Firm.

SCHEDULE II
FIRST MERCURY HOLDINGS, INC.
Condensed Financial Information of Registrant
Condensed Balance Sheet
(In Thousands)

(Successor)
December 31,	2005

ASSETS
Cash and cash equivalents	$3,308
Federal income tax recoverable	1,117
Debt issuance costs, net of amortization	4,536
Investment in subsidiaries	126,448

Total Assets	$135,409

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Senior notes	$65,000
Shareholders rights payable	5,049
Accrued expenses and other liabilities	1,032

Total Liabilities	71,082

Commitments and Contingencies
Stockholders Equity
Convertible preferred stock, $.01 par value; 400 shares Authorized; issued and outstanding Series A voting, 400 shares	—
Common stock, $.01 par value; authorized 55,130,000 shares; 4,178,454 shares issued and outstanding	42
Paid-in capital	58,857
Accumulated other comprehensive income	(1,284)
Retained earnings	6,712
Treasury stock	—

Total Stockholders’ Equity	64,327

Total Liabilities and Stockholders’ Equity	$135,409

See report of Independent Registered Public Accounting Firm.

SCHEDULE II
FIRST MERCURY HOLDINGS, INC.
Condensed Financial Information of Registrant
Condensed Statement of Operations
(In Thousands)

Successor

August 17 to
December 31,
2005

Revenue
Income from subsidiaries	$8,785
Net investment income	36

Total Revenues	8,821

Losses and Expenses
Interest expense	3,220
Other expenses	6

Total Expenses	3,226

Income Before Income Taxes	5,598

Income Tax Benefit	1,117

Net Income	6,712

Other Comprehensive Loss
Equity in other comprehensive loss of consolidated subsidiary	(1,284)

Comprehensive Income	5,428

See report of Independent Registered Public Accounting Firm.

SCHEDULE II
FIRST MERCURY HOLDINGS, INC.
Condensed Financial Information of Registrant
Condensed Statement of Cash Flows
(In Thousands)

Successor

August 17 to
December 31,
2005

Cash Flows From Operating Activities
Net income	$6,712
Adjustments to reconcile net income to net cash provided by operating activities
Undistributed equity in consolidated subsidiary	(8,785)
Amortization of debt issuance costs	256
Increase (decrease) in cash resulting from changes in assets and liabilities
Accrued federal income taxes	(1,117)
Accrued interest and other expenses	1,032

Net Cash Provided By Operating Activities	(1,902)

Cash Flows From Investing Activities
Purchase of outstanding shares of FMFC	(55,062)

Cash Flows From Financing Activities
Proceeds from stock options exercised	64
Issuance of senior notes, net of debt issuance costs	60,208

Net Cash Provided By Financing Activities	60,272

Net Increase In Cash and Cash Equivalents	3,308
Cash and Cash Equivalents, at the beginning of the period	—

Cash and Cash Equivalents, at the end of period	3,308

See report of Independent Registered Public Accounting Firm.

SCHEDULE IV
FIRST MERCURY HOLDINGS, INC.
Reinsurance
($ In Thousands)

					Percent of
		Ceded to	Assumed		Amount
		Other	from Other		Assumed
	Direct	Companies	Companies	Net	to Net

Period August 17 to December 31, 2005 (Successor):	$68,492	$33,812	$2,548	$37,228	6.8%
Period January 1 to December 16, 2005 (Predecessor):	99,731	36,383	5,125	68,473	7.5%
Year ended December 31, 2004 (Predecessor):	53,121	19,171	38,945	72,895	53.4%
Year ended December 31, 2003 (Predecessor):	1,131	266	47,604	48,469	98.2%
See report of Independent Registered Public Accounting Firm.

SCHEDULE VI
FIRST MERCURY HOLDINGS, INC.
Supplemental Information Concerning Insurance Operations
(In Thousands)

						Loss and Loss
						Adjustment
		Unpaid				Expenses Incurred		Amortization
	Deferred	Loss and				Related to		Deferred
	Policy	Loss	Net	Net	Net			Policy	Other	Net
	Acquisition	Adjustment	Unearned	Earned	Investment	Current	Prior	Acquisition	Operating	Premiums
	Costs, Net	Expense	Premium	Premium	Income	Year	Year	Costs	Expenses	Written

Period August 17 to December 31, 2005 (Successor):	$9,700	$113,864	$47,597	$40,146	$2,629	$14,811	$12,211	$7,954	$6,146	$37,228
Period January 1 to August 16, 2005 (Predecessor):	9,827	92,153	48,489	57,576	4,119	21,241	6,831	12,676	8,491	68,473
Year ended December 31, 2004 (Predecessor):	9,071	68,699	37,592	61,291	4,619	25,157	1,697	15,713	27,585	72,895
Year ended December 31, 2003 (Predecessor):	6,772	61,727	24,423	40,338	3,983	20,218	1,514	11,995	29,923	48,469
See report of Independent Registered Public Accounting Firm.

GLOSSARY OF SELECTED INSURANCE TERMS
      Accident year The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.
      Admitted assets Assets of an insurer permitted by a state to be taken into account in determining the insurer’s financial condition for statutory purposes.
      Admitted insurers Insurers operating on an admitted basis that file premium rate schedules and policy forms for review and, in some states, approval by the insurance regulators in each state in which they do business. Admitted carriers also are subject to other market conduct regulation and examinations in the states in which they are licensed.
      Allocated loss adjustment expenses Loss adjustment expenses specifically identified and allocated to a particular claim.
      Assume To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.
      Assumed reinsurance Insurance liabilities acquired from a ceding company through reinsurance.
      Calendar year The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.
      Capacity The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect restrictions.
      Case reserves Loss reserves established with respect to outstanding, individually reported claims.
      Casualty insurance Coverage primarily for the liability of an individual or organization that results from negligent acts and/or omissions, that cause bodily injury and/or property damage to a third party.
      Combined ratio The sum of the loss and loss adjustment expense ratio and the expense ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
      Earned premium The portion of premiums written that is allocable to the expired portion of the policy term.
      Excess and surplus (“E&S”) lines Insurance coverage generally not available from an admitted company in the regular market; thus, a surplus lines broker agent representing an applicant seeks coverage in the surplus lines market from a nonadmitted insurer according to the insurance regulations of a particular state.
      Excess of loss reinsurance Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or “retention.”
      Expense ratio The ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums. (For statutory purposes, the ratio of underwriting expenses incurred to net written premiums.)
      Fronting The process by which a primary insurer cedes all or virtually all of the insurance risk of loss to a reinsurer who also controls the underwriting and/or claims handling process either directly or through a managing general agent.
      General liability insurance Coverage primarily for the liability of an individual or organization that results from negligent acts and/or omissions that cause bodily injury and/or property damage on the premises of a business, when someone is injured as the result of using the product manufactured or distributed by a business or when someone is injured in the general operation of a business.
      Hard market The “up” phase of the underwriting cycle where competition is less intense, underwriting standards become more stringent, the supply of insurance is limited due to the depletion of capital and, as a result, rates rise. The prospect of higher profits draws more capital into the marketplace, leading to more competition and the corresponding “down” or “soft” phase of the cycle.
      IBNR claims or IBNR reserves See “Incurred but not reported”
      Incurred but not reported (“IBNR”) reserves Reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer.
      Incurred losses Paid loss and loss adjustment expenses, case reserves for estimated losses and loss adjustment expenses and IBNR reserves.
      Insurance Regulatory Information System (“IRIS”) ratios Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.
      Liability insurance Coverage for sums that the insured becomes legally obligated to pay because of bodily injury or property damage, and sometimes other wrongs to which an insurance policy applies.
      Loss An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited, or excluded from coverage, depending on the terms of the policy.
      Loss adjustment expenses The expenses of settling claims, including legal and other fees and the portion of internal operating expenses allocated to claim settlement costs.
      Loss and loss adjustment expense reserves or LAE reserves A balance sheet liability for unpaid losses and loss adjustment expenses which represents estimates of amounts needed to pay losses and loss adjustment expenses, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.
      Loss ratios The ratio of incurred losses and loss adjustment expenses to net earned premiums.
      Loss reserves Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.
      Losses and loss adjustment expenses The sum of losses and loss adjustment expenses incurred.
      Losses incurred The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.
      National Association of Insurance Commissioners (“NAIC”) An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.
      Net earned premiums The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cessation of reinsurance.
      Net written premiums Direct written premiums plus assumed written premiums less premiums ceded to reinsurers.
      P&C See “Property insurance” and “Casualty insurance.”
      Policyholders’ surplus As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Policyholder surplus is also referred to as “statutory surplus,” “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

      Premiums produced Premiums billed by CoverX on insurance policies that it produces and underwrites on behalf of FMIC and other third party insurers.
      Professional liability Coverage for specialists in various professional fields. Since basic liability policies do not protect against situations arising out of business or professional pursuits, professional liability insurance is purchased by individuals who hold themselves out to the general public as having greater than average expertise in particular areas.
      Property insurance Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.
      Quota share reinsurance Reinsurance under which the insurer cedes an agreed fixed percentage of liabilities, premiums, and losses for each policy covered on a pro rata basis.
      Rates Amounts charged per unit of insurance.
      Redundancy (deficiency) Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the liability is less (greater) than the posted reserves. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.
      Reinsurance Form of insurance that insurance companies buy for their own protection, i.e., “a sharing of insurance.” An insurer reduces its possible maximum loss on either an individual risk or a large number of risks by giving a portion of its liability to another insurance company.
      Reinsurance recoverables Recoverables on paid and unpaid losses and loss adjustment expenses, plus ceded unearned premiums (also referred to as prepaid reinsurance premiums), less ceded reinsurance balances payable (ceded premiums payable net of ceding commissions receivable including any profit sharing ceding commissions).
      Reserves or loss reserves Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.
      Retention See “Risk retention.”
      Risk-based capital (“RBC”) A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.
      Risk retention The amount or portion of a risk an insurer retains for its own account after ceded reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.
      Soft market The “down” phase of the underwriting cycle, characterized by the drop in premium rates as insurance companies compete vigorously to increase market share. As the market softens to the point that profits diminish or vanish completely, the capital needed to underwrite new business is depleted, leading to less competition and the corresponding “up” or “hard” phase of the cycle.
      Specialty insurance Coverage for businesses whose risks are harder to assess because of the nature of the endeavor or limited number of potential insured, where underwriters have been reluctant to write coverages, or when new kinds of businesses emerge.
      Statutory accounting principles (“SAP”) The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the insurance company’s state of domicile for recording transactions and preparing financial statements.
      Statutory surplus See “Policyholders’ surplus.”
      Subrogation A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

      Surplus See “Policyholders’ surplus.”
      Third party administrator Performance of managerial and clerical functions related to an insurance plan by an unaffiliated individual or company.
      Third party liability A liability owed to a claimant (or “third party”) who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.
      Treaty reinsurance A reinsurance agreement between the ceding company and the reinsurer, usually for one year or longer, which stipulates the technical particulars applicable to the reinsurance of some class or classes of business. Reinsurance treaties may be divided into two broad classifications: (1) the participating type (proportional) which provides for sharing of risks between the ceding company and the reinsurer; and (2) the excess type (non-proportional) which provides for indemnity by the reinsurer only for a loss that exceeds some specified predetermined monetary amount.
      Unallocated loss adjustment expenses Loss adjustment expenses not specifically identified to a particular case, including claims department expenses, and general overhead and administrative expenses associated with the adjustment and processing of claims. These expenses are based on internal cost studies and analyses.
      Underwriter An individual who examines, accepts, or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
      Underwriting The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.
      Underwriting expenses All costs associated with acquiring and servicing business, including commissions, premium taxes, and general and administrative expenses.
      Underwriting profit or underwriting loss results The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses and underwriting expenses. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.
      Unearned premium The portion of premiums written that is allocable to the unexpired portion of the policy term.
      Writing The issuance by an insurance company of an insurance policy. Direct writing occurs when the insurance company issues the insurance policy and has primary liability to the policyholder. Indirect writing occurs when an insurance company assumes a portion of the risk under a policy from the issuer of the insurance policy as a reinsurer or through quota share arrangements.

9,705,882 Shares
First Mercury
Financial Corporation
Common Stock

PROSPECTUS
                    , 2006

JPMorgan	Keefe, Bruyette & Woods

William Blair & Company
Cochran Caronia Waller
Dowling & Partners Securities
A.G. Edwards
Ferris, Baker Watts
Incorporated
       Until                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following sets forth the estimated expenses and costs (other than underwriting discounts ) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$21,498
NASD fee	19,475
Exchange listing fee	250,000
Printing and engraving expenses	225,000
Accounting fees and expenses	560,000
Legal fees and expenses	800,000
Transfer agent fees and expenses	15,000
Miscellaneous	609,027

TOTAL	$2,500,000

*	To be filed by amendment.
      We are required to bear all fees, costs and expenses (except underwriting discounts and commissions) in connection with this offering.

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law, or the DGCL, provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.
      Our amended and restated certificate of incorporation provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, any or all of which may be referred to as a proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was at any time a director or officer of the corporation or, while a director or officer of the corporation, is or was at any time serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) was authorized by our board of directors.
      Section 102 of the DGCL permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.
      Our amended and restated certificate of incorporation limits the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      We maintain directors’ and officers’ liability insurance for our officers and directors.
      The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15.	Recent Sales of Unregistered Securities.
      The following is a summary of transactions involving sales of our securities during the three years prior to the filing of this registration statement that were not registered under the Securities Act.
      During the third quarter of 2003, we issued seven unsecured, non-convertible subordinated notes having an aggregate principal amount of $1,915,000 to a group of investors, including $1,000,000 of which was issued to Mr. Shaw and $70,000 of which was issued to Mr. Weaver. The notes were repaid in full in August 2005. The sale of the subordinated notes was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.
      In April 2004, First Mercury Capital Trust I, a Delaware statutory trust sponsored by us, sold $8 million of preferred securities to various institutional investors and $240,000 of common securities to us. In May 2004, First Mercury Capital Trust II, a Delaware statutory trust sponsored by us, sold $12 million of preferred securities to various institutional investors and $360,000 of common securities to us. The trusts used the proceeds of the sale of preferred and common securities to purchase an aggregate $20.6 million cumulative principal amount of floating rate junior subordinated debentures from us. The sales of preferred and common securities by the trust and of junior debentures by us were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.
      In June 2004, we issued 400 shares of our convertible preferred stock to FMFC Holdings, LLC at a price of $100,000 per share, for an aggregate purchase price of $40 million. FMFC Holdings represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in the transaction. The sale of the convertible preferred stock was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.
      In August 2005, we issued $65 million aggregate principal amount of senior notes to various institutional investors. The purchasers represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The sale of the senior notes was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and Rule 144A promulgated thereunder.
      From May 2003 through the date of the filing of this registration statement, we granted options to purchase 828,338 shares of our common stock to employees and directors pursuant to the 1998 Stock Compensation Plan. The grants of these options were exempt from registration under the Securities Act in reliance on the exemption provided by Rule 701 thereof. In June 2004, certain of our directors and officers exercised options to purchase an aggregate of 800,588 shares of our common stock. In December 2004, certain of our directors and officers exercised options to purchase an aggregate of 800,588 shares of our common stock. In December 2005 and September 2006, Mr. Weaver exercised options to purchase 37,000 and 268,065 shares of our common stock, respectively. The exercise of these options was exempt from registration under the Securities Act in reliance on the exemption provided by Rule 701 thereof.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.
†2.1	Stock Contribution Agreement dated as of August 17, 2005 by and among First Mercury Holdings, Inc., First Mercury Financial Corporation, FMFC Holdings, LLC, and each of the other parties signatory thereto.
3.1	Form of Amended and Restated Certificate of Incorporation.
3.2*	Form of Amended and Restated Bylaws.
4.1*	Form of Stock Certificate.
5.1*	Opinion of McDermott Will & Emery LLP.
†10.1	First Mercury Financial Corporation 1998 Stock Compensation Plan.
†10.2	Registration Rights Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and FMFC Holdings, LLC (to be terminated effective upon the consummation of this offering).
10.3	Letter dated as of August 17, 2005 from First Mercury Holdings, Inc. to Jerome M. Shaw regarding Registration Rights (to be terminated effective upon the consummation of this offering).
†10.4	Non-Competition and Confidentiality Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Jerome M. Shaw.
†10.5	Non-Competition and Confidentiality Agreement dated as of June 14, 2004 by and between American Risk Pooling Consultants, Inc. and Jerome M. Shaw.
†10.6	Amendment No. 1 to Non-Competition and Confidentiality Agreement dated as of August 17, 2005 by and between American Risk Pooling Consultants, Inc. and Jerome M. Shaw.
†10.7	Non-Competition and Confidentiality Agreement dated as of August 17, 2005 by and between First Mercury Holdings, Inc. and Jerome M. Shaw.
†10.8	Employment Agreement dated as of November 6, 2003 by and between First Mercury Financial Corporation and Richard H. Smith.
10.9	First Amendment to Employment Agreement dated May 25, 2005 between First Mercury Financial Corporation and Richard Smith.
†10.10	Employment Agreement by and between First Mercury Financial Corporation and William S. Weaver.
10.11	Services Agreement dated May 25, 2005 between First Home Financial Corporation and Glencoe Capital, LLC.
†10.12	Credit Agreement, dated as of May 8, 2006 by and between First Mercury Financial Corporation, the Guarantors and JPMorgan Chase Bank, N.A.
†10.13	Indemnification Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Steven Shapiro.

Exhibit Number	Description

†10.14	Indemnification Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Hollis Rademacher.
†10.15	Indenture between First Mercury Financial Corporation and Wilmington Trust Company, as Trustee, dated as of May 26, 2004 for Floating Rate Junior Subordinated Debentures.
†10.16	Indenture between First Mercury Financial Corporation and Wilmington Trust Company, as Trustee, dated as of April 29, 2004 for Floating Rate Junior Subordinated Debentures.
10.17	Series A Convertible Preferred Stock Purchase Agreement dated March 1, 2004 between First Mercury Financial Corporation and FMFC Holdings, LLC.
10.18*	Stock Purchase And Redemption Agreement by and among Glencoe Capital, LLC, FMFC Holdings, LLC, First Mercury Holdings, Inc., and First Mercury Financial Corporation.
10.19	First Mercury Financial Corporation Omnibus Incentive Plan of 2006.
10.20	First Mercury Financial Corporation Performance-Based Annual Incentive Plan.
10.21	First Mercury Financial Corporation Non-Qualified Deferred Compensation Plan.
10.22*	Amended and Restated Registration Rights Agreement by and among First Mercury Financial Corporation and certain stockholders thereof.
10.23	Stockholders Agreement dated August 17, 2005 by and among First Mercury Holdings, Inc., FMFC Holdings, LLC, and certain stockholders of First Mercury Holdings, Inc. (to be terminated effective upon the consummation of this offering).
10.24	Glencoe Management Services Agreement, between First Mercury Financial Corporation and Glencoe dated as of June 7, 2004, as amended (to be terminated effective upon the consummation of this offering).
10.25	Amended and Restated Employment Agreement by and between First Mercury Financial Corporation and Jerome M. Shaw dated August 17, 2005 (to be terminated effective upon the consummation of this offering).
10.26*	Consulting Agreement by and between First Mercury Financial Corporation, and Jerome M. Shaw.
10.27*	Employment Agreement by and between First Mercury Financial Corporation and John A. Marazza.
10.28	Employment Letter from First Mercury Financial Corporation to Jeffrey R. Wawok dated December 8, 2005.
10.29*	Amended and Restated Employment Agreement by and between William S. Weaver and First Mercury Financial Corporation.
10.30*	Amended Credit Agreement among First Mercury Financial Corporation, the Guarantors and JPMorgan Chase Bank, N.A.
21	Subsidiaries.
23.1	Consent of BDO Seidman, LLP.
23.2*	Consent of McDermott Will & Emery LLP (incorporated by reference to Exhibit 5.1).
†24.1	Power of Attorney.

*	To be filed by amendment.

†	Previously filed.

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on October 4, 2006.

First Mercury Financial Corporation

By:	/s/ Richard Smith

Name: Richard Smith
Title: President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 4, 2006.

Signature	Title

* Richard Smith	President, Chief Executive Officer and Director (Principal Executive Officer of the Registrant)

* John A. Marazza	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer of the Registrant)

* Jon Burgman	Director

* Hollis W. Rademacher	Director

* Steven A. Shapiro	Director

* Jerome Shaw	Director

* Pursuant to Power of Attorney

/s/ Richard Smith Attorney-in-fact